IHS Annual Report 2013

Letter to Shareholders

Notice of 2014 Annual Stockholder Meeting

Proxy Statement

2013 Form 10-K Annual Report




23 8.1700
56 60.870
64 0.5830
00 24.020
57 1.4600
09 9.2100
56 68.770








Connecting customers to IHS solutions continues to drive growth and value

Share Price at Fiscal Year End


+14% CAGR*
$88.38
$92.14
$114.43
2011
2012
2013

Revenue ($ millions)


+18% CAGR*
$1,326
$1,530
$1,841
2011
2012
2013

Adjusted EBITDA ($ millions)


+18% CAGR*
$401
$485
$562
2011
2012
2013

Free Cash Flow ($ millions)


+19% CAGR*
$288
$250
$405
2011
2012
2013

"Adjusted EBITDA" and "Free Cash Flow" are non-GAAP financial measures intended to supplement our financial statements that are based on U.S. generally accepted accounting principles (GAAP). Definitions of our non-GAAP measures as well as reconciliations of comparable GAAP measures to non-GAAP measures are provided with the schedules to our quarterly earnings releases. Our most recent non-GAAP reconciliations were furnished as an exhibit to a Form 8-K on January 7, 2014, and are available at our website (www.ihs.com).

*CAGR - Compound Annual Growth Rate

Letter to Shareholders

To the Shareholders and Colleagues of IHS

IHS has a clear vision to be *The Source* for Critical Information and Insight that powers growth and value for our customers. We execute every day against a compelling mission to translate the value of IHS global information, expertise and knowledge to enable customer success and create customer delight on a daily basis. We have remained focused on these guideposts as we strive to deliver world-class levels of Customer Delight, Colleague Engagement and Sustainability as foundational elements to drive market-leading, long-term, profitable growth and shareholder returns.

For nearly 10 years, we have consistently focused on these foundational principles. As we closed 2013, we had elevated Customer Delight to 68 percent representing top quartile performance; raised Colleague Engagement to 72 percent placing IHS in Aon Hewitt's top quartile and 13 points above the Global Engagement Average (59 percent); and created a culture of Sustainability that allowed performance which resulted in our inclusion in the North American Dow Jones Sustainability Index. As a result of a culture built around our vision, mission and values, and a consistent daily focus on these core performance metrics since our IPO in 2005, IHS has delivered compound annual revenue growth of 18 percent, Adjusted EBITDA growth of 26 percent and free cash flow growth of 33 percent, resulting in a compound annual shareholder value creation of 27 percent.

In my first letter to you as CEO of IHS, I want to celebrate the commitment of 8,000 IHS colleagues in 150 offices across 31 countries to the clear vision, mission and core values that have been fundamental to our performance and growth for many years. I will also review our 2013 achievements and performance and then outline our opportunity and the clear path ahead as we continue to profitably build and scale IHS.

2013 Review

I am proud of the way we finished the year with solid performance and good forward momentum. We also ended the year with challenging core infrastructure work primarily behind us, with scaled capability in some of our core verticals — Energy and Automotive in particular and with the development of exciting customer-facing platforms underway that showcase the breadth and depth of IHS capabilities to transform the customer experience.

2013 was a year of transitions for IHS. Against the backdrop of a very tepid global economy, IHS completed the majority of comprehensive and critical global infrastructure work that has created the foundation which should allow us to realize the full benefit of our broad capabilities and global reach. While completing this work, we also began to put this new infrastructure to work in 2013 to simplify and improve the ability of every IHS colleague to better serve our customers. We made progress delivering on our goal of scaling IHS in high-value industries as we successfully completed the largest acquisition in our history, R. L. Polk & Co., and transformed our ability to deliver value in Automotive and bring added value to connected automotive supply chains across energy, chemicals and technology. We made significant strides in launching new platforms from which customers can gain seamless, exclusive access to integrated content that no other company can provide.

While we successfully achieved key milestones in the initiatives discussed above, we delivered solid and steady financial performance.

- Our revenue grew 20 percent in 2013 which consisted of four percent organic growth (with subscription organic growth at six percent) and 17 percent acquisitive growth driven by eight strategic acquisitions.
- Our profit margin (as measured by Adjusted EBITDA divided by revenue), contracted by 120 basis points in 2013, due to significant acquisition activity and some important one-time investments, while we also positioned IHS for long-term margin expansion.
- Importantly, we generated more than $400 million of free cash flow in 2013, a conversion rate of 72 percent (as measured by free cash flow divided by Adjusted EBITDA).

This growth was achieved despite the fact that we continued to invest millions of dollars in infrastructure and new commercial systems and products that should ensure our future long-term profitable growth.

2013 was a very productive year for IHS and we achieved critical milestones in several areas that will enable future success:

Infrastructure

Since 2008, we have updated you annually on our progress as we invested meaningfully in the core foundation of IHS. We have significantly consolidated and standardized our systems, infrastructure and processes on a global basis to allow us to manage smoothly from account assignments and quota settings to pricing, billing and collections. This was the culmination of the integration of a broad array of IHS assets and capabilities. We now have effective, scalable processes that reduce administrative burden, optimize sales productivity, and provide greater insight and analytics into our own business and future opportunity.

Acquisitions

In the clear pursuit of our vision, we have made more than 60 acquisitions since our IPO, deploying more than $3.8 billion in capital to aggregate market-leading assets at a scale never before achieved across multiple capital-intensive industries with a global presence. As a result of a strong focus on integration, we are now positioned to leverage market-leading capabilities, expertise and scale.

In 2013, we completed eight strategic acquisitions spanning core IHS industries and workflows — five in Energy, and one each in Economics & Country Risk, Chemicals and Automotive. Among these was R. L. Polk & Co., a $1.4 billion transformational transaction that brought immeasurable potential into the IHS portfolio for our customers and also for our shareholders. The combination of this unique global automotive capability with IHS creates the unique opportunity to build a powerhouse of automotive information and analytics solutions that will significantly enhance our customers' insights and decision processes across the full vehicle lifecycle, creating a long-term organic growth opportunity.

Creating scale, market leadership and a unique global breadth and depth in our key vertical markets by a combination of acquisitive and organic growth has been a key component of our business strategy and execution for more than a decade. Although we will be focused on reducing our debt leverage ratio throughout the first half of 2014, our acquisition pipeline continues to be active and we will continue to explore the critical assets that fill strategic niches in our portfolio.

Platforms

In 2013, we achieved key milestones in the development and commercial release of new workflow platforms that received a very positive reception from customers as we realized the results of many years of work. These integrated platforms are aligned to our customers' workflows across our core vertical industries and place our global information, business intelligence and new analytics literally at the fingertips of our customers.

IHS Connect, the primary workflow platform for our Strategy, Planning & Analysis customers, is now in advanced commercialization stages with multiple successful commercial releases in 2013. The majority of both our Energy Insight content and our Economics & Country Risk content was on the IHS Connect platform with nearly 50,000 users as we closed out 2013. This platform represents the integration of IHS capabilities into a single point of delivery for IHS information, research and analytics with a compelling interface that integrates seamlessly into customers' workflows creating substantial new value.

IHS Engineering Workbench is the primary workflow platform for engineers. We began to fully realize our strategy for this workflow in 2013 with solid commercial releases that bring to a single platform the IHS semantic search technology that gives engineers access to more than 95 million scientific and technical documents. The result is a comprehensive, single point of access for information and analytics for engineers managing complex and capital-intensive projects across each of our core industry sectors.

We had notable beta releases of our new energy information delivery and navigation platforms with **IHS Meridian/Navigate and Vantage**. Our Operational Excellence and Risk Management workflow, which is the aggregation of all of our assets in product design and environmental, health, safety and sustainability, also saw a significant beta release of its primary platform called **IHS Sphera**.

Our vision for these platforms is the seamless integrated delivery of comprehensive industry solutions that showcase the full breadth and depth of IHS capabilities with a transformed customer experience and value creation, and we made substantial progress toward realizing that vision in 2013.

Value Creation — One Global IHS

With the launch of integrated platforms that converge all IHS information, expertise, research and analytics, we are creating unique and compelling value that is *One Global IHS*. With clear and consistent execution of our vision we have successfully aggregated and integrated capabilities to create a market-leading breadth, depth and scale in complex global industries with large and growing capital deployment and operating expense.

We have matched the complexity and core decision processes of our customers with IHS information, tools and technology, research and analytics, and importantly, industry expertise to form deep strategic and operational partnerships with customers where IHS is *the* source of critical information and insight that supports their performance and success.

We are realizing the value and opportunity that is *One Global IHS* as we have successfully launched bundles of solutions branded under IHS Energy, IHS Chemical, IHS Technology, IHS Automotive, IHS Aerospace & Defense and IHS Maritime that bring the full value of unique and rich information and insight to customers every day across the globe.

The Path Ahead — IHS 12-Quarter Performance Plan

As we move into 2014, we have a simple infrastructure with global finance and sales systems, and Centers of Excellence for customer care and order-to-cash management in each of our three regions. We've also built on this global infrastructure by developing strong inside sales teams in each of our regions. This should allow us to further grow a business that has a unique and compelling strategy as the scaled player in very connected, complex and capital-intensive industries — converging information, tools and technology, and research and analysis to create new value for customers.

We are excited and encouraged about the opportunities to drive even stronger performance in 2014. The focus we outlined for the growth and performance of the company through 2016 remains and is the basis of the two clear priorities of every IHS colleague in 2014 as we work to execute our 12-quarter growth plan. These priorities are directly aligned with the delivery of increasing organic growth and fully leveraging IHS assets and infrastructure globally to simplify operations and realize increasing efficiencies and margins.

- **Commercial Expansion:** An important part of our commercial growth strategy is the continued development and rollout of common workflow platforms. In 2014, we will introduce or further commercialize our platforms to showcase the full range of our unique capabilities. These platforms — and the integrated solutions they demonstrate so effectively — will enhance how we position and market our solutions, simplify selling and create new revenue opportunities as we also streamline access for customers. We are also successfully expanding our presence in 20 key geo-markets as we realize our global opportunity with large customers in our core markets via inside sales in our three global centers, on the Web, in eCommerce and with greater on-the-ground research, analysis, marketing and sales depth than we have ever had before.

- **Operational Excellence:** Our infrastructure investments have created a solid foundation that supports colleagues in their work and enables them to do their jobs more effectively and more simply than ever. With a common focus on using new systems and processes, and continually improving these, we have enhanced our ability to focus on growth. We now have an even better understanding of our customers and their needs, and can build a clear plan to capture these opportunities.

  Operational excellence also means seamlessly connecting our breadth of information, research and analysis to create new opportunities for colleagues and customers as we also build new market opportunities. We have great teams in place and we have never been in a better position to execute on our strategy of delivering critical information, insight and analysis to our customers to inform their business decisions and help improve their performance.

Sustainability and our Global Communities

At IHS, Corporate Sustainability is a core element of our business model and key to our future performance. We embed Sustainability into every aspect of our culture and into the solutions we provide our customers. As we increasingly integrate Corporate Sustainability into our operations, it is becoming a key enabler of operational efficiency and excellence — a discipline that will help us drive innovation and long-term success.

To achieve this goal, IHS is focusing on: improved reporting of our non-financial performance (sustainability) and providing greater insight regarding environmental and social dimensions; increased focus on metrics, including tracking and goal-setting on operational eco-efficiency; continued commitment to and support of citizenship and philanthropy; and continued focus on corporate governance.

IHS colleagues around the world are having a positive impact in our communities and on the environment. We encourage colleagues to give back through volunteer efforts and team-driven community improvement initiatives. Through efforts around the world, our community contributions are making a difference by supporting health and wellness, advancing education, and caring for the environment. Every IHS office around the globe has a designated sustainability champion who leads efforts to advance sustainability within their office and community. The collection and management of data is aggregated, helping us better understand our impacts, areas of progress and areas of opportunity.

In 2013, we had two major Sustainability goals:

1. *Double the number of colleague volunteer hours from 5,000 in 2012 to 10,000 in 2013.*

Colleagues took advantage of the "Volunteer Paid Time-Off" benefit that we introduced in 2013 and donated 13,500 volunteer hours to the communities in which we live and operate around the world. The enthusiasm with which colleagues have embraced this goal is deeply gratifying, and we have increased our goal for 2014 to 16,000 hours of volunteer time with 100 percent participation of IHS offices around the world.

2. *Improve our Sustainability score — as measured by the Sustainable Asset Management (SAM) Corporate Assessment — to place in the 68th percentile, an increase of five percentage points from 2012.*

After adding Corporate Sustainability to our company goals early in our 2012 fiscal year, we quickly moved forward to set our first corporate Sustainability objectives. In September 2013, two full years ahead of plan, IHS was named to the North America Dow Jones Sustainability Index, a measure of world-class status in Sustainability. The Dow Jones family of Sustainability Indexes is one of the most recognized sustainability performance rating tools, and our inclusion is evidence of the progress we've made on this important company goal.

We are proud to report that we placed at the 79th percentile of all companies in our industry (professional services) in this year's Robeco SAM assessment, which far exceeds our goal of reaching the 68th percentile. Key highlights include: **Customer Relationship Management:** IHS ranks at the 100th Percentile with a score of 88; **Labor Practices and Human Rights:** IHS ranks at the 95th Percentile with a score of 72; **Environmental Policy Management and Systems:** IHS ranks at the 79th percentile with a score of 54 (a 14-point increase over 2012); and **Environmental Eco-Efficiency:** IHS ranks at the 84th percentile with a score of 54 (a 48-point increase over 2012).

We have an exciting opportunity to define sustainability in a way no other company can by combining our expertise and commercial solutions with our own internal Sustainability efforts. Sustainability is largely managing risk and innovation, which are top priorities for most companies. IHS has invested in building capability and expertise by bringing sustainable business solutions to customers, helping them minimize risk and innovate, and enabling their competitive advantage and long-term viability. In addition, we have incredibly engaged colleagues who are keen to participate in having a positive impact on the world.

Executive Succession

As the culmination of many years of planning, **Jerre Stead** moved to the position of Executive Chairman of our board in June, transitioning from the CEO position after 10 years of leading the company. Jerre spearheaded our initial public offering in 2005, articulated our mission and values, initiated our aggressive acquisition strategy, and drove the implementation of a global infrastructure. It is an honor to succeed Jerre as CEO and to be entrusted with the future growth and direction of IHS. Jerre has been a great friend and a great mentor. I am grateful to him for his support and I look forward to his continued guidance, as well as that of a very experienced and engaged IHS Board. I will build on my experience at IHS and on the mission and vision that we have built together over the past 10 years to lead the company into the future.

Future Growth — Scaling IHS

With a clear vision, our foundational values, and our talented, collaborative and passionate colleagues, we will continue to build IHS into *the* scaled player in attractive, high-growth, capital-intensive markets.

We have a passion to create unique and new value for customers as a foundation of long-term growth. We continue to demonstrate this value creation to customers and shareholders as we have successfully scaled IHS, very strategically, in a connected set of capital-intensive global industries through a compelling convergence of information, tools and technology, research and analytics that is underpinned by deep industry expertise.

Underneath a very scalable business model, we have put in place a global infrastructure with capacity to support more than double our current revenue. We are building on this foundation with new and compelling commercial platforms that are critical to high-value customer workflows, and will also be the platforms to further scale and grow IHS as we penetrate global markets more deeply.

Important to our continued growth and success, we also have in place a solid and experienced management team, strong regional teams and leaders, and well-developed industry teams and leaders who understand our vision, mission and values, and are executing on clear paths to achieve them. I have never been more proud of the performance of every IHS colleague, leader and team, nor more excited about the opportunities we have to continue to create value for customers and shareholders.

Thank you for being a part of the IHS success story and for your interest and confidence in us. With your ongoing commitment and support, we will continue to deliver unparalleled content, insight, expertise and analytics in key areas shaping today's business landscape.



To our continued success,



Scott Key
President & CEO, IHS Inc.

The Source for Critical Information and Insight™

IHS INC.
15 Inverness Way East
Englewood, Colorado 80112
www.ihs.com

February 26, 2014

Dear IHS Stockholder:

We are pleased to invite you to attend our 2014 Annual Meeting of Stockholders. The Annual Meeting will be held at 10:00 a.m. Eastern Daylight Time, on Wednesday, April 9, 2014, at the Marriott Marquis, 1535 Broadway, New York, NY 10036.

Whether or not you attend the Annual Meeting, it is important that you participate. We value the vote of every stockholder. Please review the enclosed Proxy Card carefully to understand how you may vote by proxy. If you choose to cast your vote in writing, please sign and return your proxy promptly. For Proxy Cards delivered in hard copy, a return envelope, requiring no postage if mailed in the United States, is enclosed. For your convenience, we have also arranged to allow you to submit your proxy telephonically. If your shares are held in the name of a bank or broker, voting by mail, telephone or Internet will depend on the processes of the bank or broker, and you should follow the instructions you receive from your bank or broker.

If you want to attend the Annual Meeting in person, please let us know in advance. Each stockholder of record has the opportunity to vote in person at the Annual Meeting. If your shares are *not* registered in your name (for instance, if you hold shares through a broker, bank, or other institution), please advise the stockholder of record that you wish to attend; that firm will then provide you with evidence of ownership that will be required for admission to the Annual Meeting. Let us know if we can explain any of these matters or otherwise help you with voting or attending our Annual Meeting.

Remember that your shares cannot be voted unless you submit your proxy or attend the Annual Meeting in person. Your participation is important to all of us at IHS, so please review these materials carefully and cast your vote.

We look forward to hearing from you or seeing you at the Annual Meeting.

Sincerely,

Stephen Green

Executive Vice President, Legal and Corporate Secretary

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The Source for Critical Information and Insight™

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held Wednesday, April 9, 2014

To our Stockholders:

IHS Inc. will hold its Annual Meeting of Stockholders (the "Annual Meeting") at 10:00 a.m. Eastern Daylight Time, on Wednesday, April 9, 2014, at the Marriott Marquis,1535 Broadway, New York, NY 10036.

We are holding this Annual Meeting to allow our stockholders to vote on several key topics:

- to elect three directors to serve until the 2017 Annual Meeting or until their successors are duly elected and qualified;
- to ratify the appointment of Ernst & Young LLP as our independent registered public accountants;
- to approve, on an advisory, non-binding basis, the compensation of our named executive officers; and
- to transact such other business as may properly come before the Annual Meeting and any adjournments or postponements of the Annual Meeting.

Only stockholders of record at the close of business on February 18, 2014 (the "Record Date") are entitled to notice of, and to vote, at the Annual Meeting and any adjournments or postponements of the Annual Meeting. For ten days prior to the Annual Meeting, a complete list of stockholders entitled to vote at the Annual Meeting will be available for stockholders to review for purposes relevant to the meeting. To arrange to review that list contact:

IHS Inc., Attn: Corporate Secretary, 15 Inverness Way East, Englewood, Colorado 80112

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON APRIL 9, 2014: The Proxy Statement and our Annual Report on Form 10-K ("Annual Report") for the year ended November 30, 2013 are available at http://investor.ihs.com

We will deliver a copy of the Proxy Statement and our Annual Report free of charge if a stockholder sends a request to the Corporate Secretary, IHS Inc., 15 Inverness Way East, Englewood, Colorado 80112 or calls 303-790-0600.

It is important that your shares are represented at this Annual Meeting.

Even if you plan to attend the Annual Meeting in person, we hope that you will promptly vote and submit your proxy by dating, signing, and returning the enclosed Proxy Card by mail, or by voting by telephone, or, if you hold your shares in the name of a bank or broker, by following the instructions you receive from your bank or broker.

Casting a vote by proxy will not limit your rights to attend or vote at the Annual Meeting.

By Order of the Board of Directors,

Stephen Green

Stephen Green,
Executive Vice President, Legal and Corporate Secretary
February 26, 2014

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IHS INC.

PROXY STATEMENT
INFORMATION CONCERNING VOTING AND SOLICITATION

This Proxy Statement is being furnished to you in connection with the solicitation by the Board of Directors of IHS Inc., a Delaware corporation, of proxies for the 2014 Annual Meeting of Stockholders and any adjournments or postponements thereof. The Annual Meeting will be held at 10:00 a.m. Eastern Daylight Time, on Wednesday, April 9, 2014, at the Marriott Marquis, 1535 Broadway, New York, NY 10036.

This Proxy Statement, the Annual Report on Form 10-K for the year end November 30, 2013 (the "Annual Report"), and the accompanying form of Proxy Card are being first sent to stockholders on or about February 28, 2014. While we are mailing the full set of proxy materials to all of our record holders, with respect to beneficial owners whose shares are held in the name of a bank or broker, we are only providing notice and electronic access to our proxy materials. The notice to such beneficial owners will be mailed on or about February 28, 2014. The notice contains instructions regarding how to access and review our proxy materials over the Internet. The notice also provides instructions regarding how to submit a proxy over the Internet. We believe that this process allows us to provide stockholders with important information in a timely manner, while reducing the environmental impact and lowering the costs of printing and distributing our proxy materials. Beneficial owners who receive such notice may request a printed copy of our proxy materials without charge by contacting our Corporate Secretary no later than April 2, 2014, at IHS Inc., 15 Inverness Way East, Englewood, Colorado 80112 or calling 303-790-0600.

References in this Proxy Statement to "we," "us," "our," "the Company," and "IHS" refer to IHS Inc. and our consolidated subsidiaries.

Appointment of Proxy Holders

The Board of Directors of IHS (the "Board") asks you to appoint the following individuals as your proxy holders to vote your shares at the 2014 Annual Meeting of Stockholders:

Scott Key, President and Chief Executive Officer;
Todd Hyatt, Executive Vice President and Chief Financial Officer; and
Stephen Green, Executive Vice President, Legal and Corporate Secretary

You may make this appointment by using one of the methods described below. If appointed by you, the proxy holders will vote your shares as you direct on the matters described in this Proxy Statement. In the absence of your direction, they will vote your shares as recommended by the Board.

Unless you otherwise indicate on the Proxy Card, you also authorize your proxy holders to vote your shares on any matters not known by the Board at the time this Proxy Statement was printed and that, under our Bylaws, may be properly presented for action at the Annual Meeting.

Who Can Vote

Only stockholders who owned shares of our Class A common stock at the close of business on **February 18, 2014**—the "**Record Date**" for the Annual Meeting—can vote at the Annual Meeting.

Each holder of our Class A common stock is entitled to **one** vote for each share held as of the Record Date. As of the close of business on the Record Date, we had 68,053,423 shares of Class A common stock outstanding and entitled to vote.

There is no cumulative voting in the election of directors.

How You Can Vote

You may vote your shares at the Annual Meeting either in person, by mail or telephonically, as described below. If your shares are held in the name of a bank or broker, voting by mail, telephone or Internet will depend on the processes of the bank or broker, and you should follow the voting instructions on the form you receive from your bank or broker.

Voting by Telephone. Stockholders of record entitled to vote at the Annual Meeting can simplify their voting and reduce the Company's cost by voting their shares via telephone. The telephone voting procedures are designed to authenticate stockholders' identities, allow stockholders to vote their shares and to confirm that their instructions have been properly recorded. Stockholders who elect to vote over the telephone may incur telecommunication costs for which the stockholder is solely responsible. The telephonic voting facilities for stockholders of record will close at 11:59 p.m. Eastern Daylight Time the day before the Annual Meeting.

Voting by Mail. Stockholders of record may vote by signing, dating, and returning the Proxy Card in the enclosed postage-prepaid return envelope. Carefully review and follow the instructions on the enclosed Proxy Card. The shares represented will be voted in accordance with the directions in the Proxy Card. The Proxy Card must be received by us no later than the close of business on April 8, 2014.

Voting at the Annual Meeting. Voting by proxy will not limit your right to vote at the Annual Meeting if you decide to attend in person. The Board recommends that you vote by proxy, as it is not practical for most stockholders to attend the Annual Meeting. If you hold shares through a bank or broker, you must obtain a proxy, executed in your favor, from the bank or broker to be able to attend and vote in person at the Annual Meeting.

Revocation of Proxies

Stockholders can revoke their proxies at any time before they are exercised in any of three ways:

- by voting in person at the Annual Meeting;
- by submitting written notice of revocation to the Corporate Secretary prior to the Annual Meeting; or
- by submitting another proxy—properly executed and delivered—on a later date, but prior to the Annual Meeting.

Quorum

A quorum, which is a majority of the outstanding shares entitled to vote as of the Record Date, must be present to hold the Annual Meeting. A quorum is calculated based on the number of shares represented by the stockholders attending in person and by their proxy holders. If you indicate an abstention as your voting preference, your shares will be counted toward a quorum but they will not be voted on any given proposal. "Broker non-votes" (see below) will be counted as shares of stock that are present for the purpose of determining the presence of a quorum but will have no effect with respect to any matter for which a broker does not have authority to vote.

Required Vote

With respect to **Proposal 1**, our directors are elected by a majority of the votes cast in favor of their election. A majority of the votes cast means that the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election, with abstentions and "broker non-votes" not counted as a vote cast either for or against that director. However, in the event of a contested election, our directors will be elected by a plurality vote, which means that the three nominees receiving the most affirmative votes will be elected.

Each of the following proposals will be approved if it receives the affirmative vote of the majority of shares present in person or represented by proxy and entitled to vote:

Proposal 2, the ratification of our independent auditors; and

Proposal 3, the advisory vote on executive compensation.

With respect to Proposals 2 and 3, abstentions will not be counted as votes cast on these proposals and will have the effect of a vote against such proposals.

Please note that under current New York Stock Exchange rules, brokers may no longer vote your shares on certain "non-routine" matters without your voting instructions. Accordingly, if you do not provide your broker or other nominee with instructions on how to vote your shares, it will be considered a "broker non-vote" and your broker or nominee will not be permitted to vote those shares on the election of directors (Proposal 1) or the advisory vote on executive compensation (Proposal 3). Your broker or nominee will be entitled to cast broker non-votes on the ratification of independent auditors (Proposal 2).

We encourage you to provide instructions to your broker regarding the voting of your shares.

Solicitation of Proxies

We pay the cost of printing and mailing the Notice of Annual Meeting, the Annual Report, and all proxy and voting materials. Our directors, officers, and other employees may participate in the solicitation of proxies by personal interview, telephone, or e-mail. No additional compensation will be paid to these persons for solicitation. We will reimburse brokerage firms and others for their reasonable expenses in forwarding solicitation materials to beneficial owners of our common stock.

Other Matters

Multiple IHS stockholders who share an address may receive only one copy of this Proxy Statement and the Annual Report, unless the stockholder gives instructions to the contrary. We will deliver promptly a separate copy of this Proxy Statement and the Annual Report to any IHS stockholder who resides at a shared address and to which a single copy of the documents was delivered, if the stockholder makes a request by contacting:

Corporate Secretary, IHS Inc., 15 Inverness Way East, Englewood, Colorado 80112
by telephone: 303-790-0600

Multiple stockholders who share a single address and who receive multiple copies of the Proxy Statement and the Annual Report and who wish to receive a single copy of each at that address in the future will need to contact their bank, broker, or other nominee.

Important Reminder

Please promptly vote and submit your proxy in writing or by telephone, or if you hold your shares through a bank or broker, as instructed by your bank or broker.

To submit a written vote, you may sign, date, and return the enclosed Proxy Card in the postage-prepaid return envelope. To vote telephonically, follow the instructions provided on the Proxy Card.

Voting by proxy will not limit your rights to attend or vote at the Annual Meeting.

Proposal 1: Election of Directors

Directors and Nominees

Pursuant to the authority granted to the Company's Board of Directors (the "Board") by the Company's Amended and Restated By-Laws, the Board has determined that it be composed of nine directors, divided into three classes. Directors are elected for three-year terms and one class is elected at each Annual Meeting.

Three directors are to be elected at the 2014 Annual Meeting. These directors will hold office until the Annual Meeting in 2017, or until their respective successors have been elected and qualified. Each director nominee set forth below has consented to being named in this Proxy Statement as a nominee for election as director and has agreed to serve as a director if elected. In the event that any of the nominees should become unavailable prior to the Annual Meeting, proxies in the enclosed form will be voted for a substitute nominee or nominees designated by the Board, or the Board may reduce the number of directors to constitute the entire Board, in its discretion.

If an incumbent director nominee fails to receive a majority of the votes cast in an election that is not a contested election, such director is required to immediately tender his or her resignation and such resignation will be effective only if and when accepted by the Board, in the Board's discretion. If the Board accepts such a resignation, the remaining members of the Board may fill the resulting vacancy or decrease the size of the Board.

2014 NOMINEES FOR DIRECTOR

For more information about each director nominee, our continuing directors, and the operation of our Board, see below under *"Business Experience and Qualification of Board Members."*

Name	Age	Director Since	Position with Company
Brian H. Hall	66	2008	Director
Balakrishnan S. Iyer	57	2003	Director
Jerre L. Stead	71	2000	Director and Executive Chairman

Vote Required and Recommendation

In an uncontested election, directors are elected by a majority of the votes cast in favor of their election. A majority of the votes cast means that the number of votes cast "for" a director's election exceeds the number of votes cast "against" that director's election, with abstentions and "broker non-votes" not counted as a vote cast either for or against that director. However, in the event of a contested election, our directors would be elected by a plurality vote, which means that the three nominees receiving the most affirmative votes would be elected.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF THESE NOMINEES

Proposal 2: Ratification of the Appointment of Independent Registered Public Accountants

Proposed Ratification

The Audit Committee of the Board (the "Audit Committee"), which is composed entirely of independent directors, has selected Ernst & Young LLP as the independent registered public accountants to audit our books, records, and accounts and those of our subsidiaries for the fiscal year 2014. The Board has endorsed this appointment. Ratification of the selection of Ernst & Young LLP by stockholders is not required by law. However, as a matter of good corporate practice, such selection is being submitted to the stockholders for ratification at the Annual Meeting. If the stockholders do not ratify the selection, the Board and the Audit Committee will reconsider whether or not to retain Ernst & Young LLP, but may, in their discretion, retain Ernst & Young LLP. Even if the selection is ratified, the Audit Committee, in its discretion, may change the appointment at any time during the year if it determines that such change would be in the best interests of IHS and its stockholders.

Ernst & Young LLP previously audited our consolidated financial statements during the 13 fiscal years ended November 30, 2013. Representatives of Ernst & Young LLP will be present at the Annual Meeting. They will have an opportunity to make a statement, if they desire to do so, and will be available to respond to appropriate stockholder questions.

Audit, Audit-Related, and Tax Fees

In connection with the audit of the 2013 financial statements, IHS entered into an engagement agreement with Ernst & Young LLP that set forth the terms by which Ernst & Young LLP performed audit services for IHS. That agreement subjects IHS to alternative dispute resolution procedures and excludes the award of punitive damages in the event of a dispute between IHS and Ernst & Young LLP.

Aggregate fees for professional services rendered for us by Ernst & Young LLP for the years ended November 30, 2013 and 2012 respectively, were as follows:

	2013	2012
	(in thousands)	
Audit Fees	$2,251	$2,225
Audit-Related Fees	403	711
Tax Fees	52	456
All Other Fees	—	—
Total	$2,706	$3,392

Audit Fees. Audit fees consist of fees billed for professional services rendered for the audit of our consolidated financial statements, the statutory audit of our subsidiaries, the review of our interim consolidated financial statements, and other services provided in connection with statutory and regulatory filings.

Audit-Related Fees. Audit-related fees consist of fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company's consolidated financial statements and are not reported under "Audit Fees." These services may include employee benefit plan audits, auditing work on proposed transactions, attestation services that are not required by regulation or statute, and consultations regarding financial accounting or reporting standards. For 2013, audit-related fees also included approximately $300,000 for professional services rendered related to acquisitions. For 2012, audit-related fees also included approximately $534,000 for professional services rendered related to acquisitions.

Tax Fees. Tax fees consist of tax compliance consultations, preparation of tax reports, and other tax services.

Audit Committee Pre-Approval Policies and Procedures

The Audit Committee has implemented pre-approval policies and procedures related to the provision of audit and non-audit services by Ernst & Young LLP. Under these procedures, the Audit Committee pre-approves both the type of services to be provided by Ernst & Young LLP and the estimated fees related to these services.

During the approval process, the Audit Committee considers the impact of the types of services and the related fees on the independence of the registered public accountant. The services and fees must be deemed compatible with the maintenance of such accountants' independence, including compliance with rules and regulations of the U.S. Securities and Exchange Commission (the "SEC" or the "Commission") and the New York Stock Exchange (the "NYSE"). The Audit Committee does not delegate its responsibilities to pre-approve services performed by Ernst & Young LLP to management or to any individual member of the Audit Committee. Throughout the year, the Audit Committee will review any revisions to the estimates of audit and non-audit fees initially approved.

Vote Required and Recommendation

Ratification of the appointment of Ernst & Young LLP requires the affirmative vote of a majority of the shares present and voting at the Annual Meeting in person or by proxy. Unless marked to the contrary, proxies received will be voted "**FOR**" this Proposal 2 regarding the ratification of Ernst & Young LLP as our independent registered public accountants. In the event ratification is not obtained, the Audit Committee will review its future selection of our independent registered public accountants.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

Proposal 3: Advisory Vote to Approve Executive Compensation

With this proposal, we are providing stockholders an opportunity to vote to approve, on an advisory, non-binding basis, the compensation of our named executive officers ("NEOs") as disclosed in this Proxy Statement. In accordance with Section 14A of the Exchange Act, as voted upon by our stockholders, and as approved by our Board of Directors, we are holding this advisory vote on an annual basis.

As described in detail under the heading "*Compensation Discussion and Analysis*," our executive compensation programs are designed to (i) align executive compensation with key stakeholder interests; (ii) attract, retain, and motivate highly qualified executive talent; and (iii) provide appropriate rewards for the achievement of business objectives and growth in stockholder value. Under these programs, our named executive officers are rewarded for the achievement of specific individual and corporate goals, with an emphasis on creating overall stockholder value.

Please read the "*Compensation Discussion and Analysis*" section for additional details about our executive compensation programs, including information about the fiscal year 2013 compensation of our NEOs. We would like to specifically point out the following highlights:

- Through the awards of performance- and time-based restricted stock units, we have aligned our NEO compensation opportunity directly to the value of our stock. We have emphasized long-term performance with performance-based awards that focus on three-year performance objectives and strong holding requirements. Our NEOs are required to retain IHS stock equal to three to five times the value of their annual salaries. Unvested stock awards do not count toward their respective holding requirements.
- In 2013, we entered into employment agreements with our three new NEOs that specified limited severance protection in certain events, but excluded any protection in the event the officer chose to voluntarily terminate employment.
- Since 2010, we have not entered into any new employment agreements that provide entitlement to tax gross-ups with respect to the excise tax liability under Internal Revenue Code Section 4999 related to any Section 280G excess parachute payment.
- The independent compensation consultant retained by the Human Resources Committee of the Board of Directors is prohibited from doing any unrelated work for the Company.

The Human Resources Committee continually reviews the compensation programs for our NEOs to ensure they achieve the desired goals of aligning our executive compensation structure with our stockholders' interests and current market practices. We are asking our stockholders to indicate their support for our named executive officer compensation program and practices as described in this Proxy Statement. This proposal, commonly known as a "say-on-pay" proposal, gives our stockholders the opportunity to express their views on our NEO's compensation. This vote is not intended to address any specific item of compensation, but rather the overall compensation of our NEOs and the philosophy, policies, and practices described in this Proxy Statement. Accordingly, we are asking our stockholders to approve the compensation policies and practices of our NEOs as disclosed in this Proxy Statement pursuant to the compensation disclosure rules of the Commission (which includes the "*Compensation Discussion and Analysis*," the compensation tables, and related material).

Vote Required and Recommendation

The say-on-pay vote is advisory and therefore not binding on the Company, the Human Resources Committee, or our Board. Our Board and our Human Resources Committee value the opinions of our stockholders and, to the extent there is a significant vote against the named executive officer compensation policies and practices as disclosed in this Proxy Statement, we will consider our stockholders' concerns and the Human Resources Committee will evaluate whether any actions are necessary to address those concerns.

In 2013, 98 percent of the total shares voted at our Annual Meeting of Stockholders approved the advisory vote on executive compensation. Based on this level of stockholder support, we continued with our compensation philosophy and mix of compensation elements that strongly tie pay to performance.

Unless you instruct us to the contrary, proxies will be voted "**FOR**" this Proposal 3 regarding named executive officer compensation policies and practices, as described in "*Compensation Discussion and Analysis*" below, and the other related tables and disclosures in this Proxy Statement.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS, AS DISCLOSED IN THIS PROXY STATEMENT PURSUANT TO THE COMPENSATION DISCLOSURE RULES OF THE COMMISSION

Corporate Governance and Board of Directors

Board Leadership Structure

The Board of Directors of IHS believes strongly in the value of an independent board of directors to provide effective oversight of management. Of the nine members of our Board of Directors, seven are independent. This includes all members of the key board committees: the Audit Committee, the Human Resources Committee, the Nominating and Corporate Governance Committee, and the Risk Committee. The independent members of the Board of Directors meet regularly without management, which meetings are chaired by the Lead Independent Director, whose role is described further below.

The Board believes it is important to retain its flexibility to allocate the responsibilities of the offices of the Chairman and Chief Executive Officer ("CEO") in any way that it deems to be in the best interests of the Company. Jerre Stead served as Chairman of the Board and CEO until May 31, 2013 and became Executive Chairman effective on June 1, 2013 when Scott Key assumed the role of President and CEO. Throughout the time that the offices of Chairman and CEO were combined, Mr. Stead was well positioned to develop agendas that ensured that the Board's time and attention were focused on the most critical matters. As Executive Chairman, Mr. Stead is charged with presiding over meetings of our Board and providing advice and counsel to the CEO regarding our business and operations. The Board feels that this governance structure is optimal because it enables us to gain the benefits of the continued leadership and other contributions from Mr. Stead, while at the same time executing on our previously announced CEO succession plan.

IHS has established a Lead Independent Director role with broad authority and responsibility. During 2013, C. Michael Armstrong served as Lead Independent Director. Mr. Armstrong has decided to retire at the end of his term effective on April 9, 2013 and will not stand for re-election, but he will continue to serve as Lead Independent Director until his retirement is effective. The Board has elected Brian H. Hall to serve as our new Lead Independent Director beginning immediately after our Annual Meeting of Stockholders. The Lead Independent Director's responsibilities include:

- scheduling meetings of the independent directors;
- chairing the separate meetings of the independent directors;
- serving as principal liaison between the independent directors, the Executive Chairman, and the President and CEO on sensitive issues;
- communicating from time to time with the Executive Chairman and the President and CEO, and disseminating information among the Board of Directors as appropriate;
- providing leadership to the Board of Directors if circumstances arise in which the role of the Executive Chairman may be, or may be perceived to be, in conflict;
- reviewing the agenda and schedule for Board of Directors meetings and executive sessions and adding topics to the agenda as appropriate;
- reviewing the quality, quantity, and timeliness of information to be provided to the Board;
- being available, as appropriate, for communication with stockholders; and
- presiding over the annual self-evaluation of the Board of Directors.

The Board believes that these responsibilities appropriately and effectively complement the Board leadership structure of IHS.

The Role of the Board of Directors in Risk Oversight

We believe that risk is inherent in innovation and the pursuit of long-term growth opportunities. Management at IHS is responsible for day-to-day risk management activities. The Board of Directors, acting directly and through its committees, is responsible for the oversight of the Company's risk management. With the oversight of the Board of Directors, IHS has implemented practices and programs designed to help manage the risks to which we are exposed in our business and to align risk-taking appropriately with our efforts to increase stockholder value.

The Board of Directors created a Risk Committee in 2012 to bring additional Board-level focus to the oversight of the Company's management of key risks, as well as the Company's policies and processes for monitoring and mitigating such risks. Each of the Board's four committees, Risk, Audit, Human Resources, and Nominating and Corporate Governance, has a role in assisting the Board of Directors in its oversight of the Company's risk management, as set forth in the relevant Committee Charters.

The Chair of the Risk Committee gives regular reports of the Risk Committee's activities to the Audit Committee in order to keep the Audit Committee informed of the Company's guidelines, policies and practices with respect to risk assessment and risk management; and each committee reports regularly to the full Board of Directors on its activities. In addition, the Board of Directors participates in regular discussions among the Board and with IHS senior management on many core subjects, including strategy, operations, finance, information technology, human resources, and legal and public policy matters, in which risk oversight is an inherent element. The Board of Directors believes that the leadership structure described above under "Board Leadership Structure" facilitates the Board's oversight of risk management because it allows the Board, with leadership from the Lead Independent Director and working through its independent committees, to participate actively in the oversight of management's actions.

Business Experience and Qualification of Board Members

The following discussion presents information about the persons who comprise the Board of Directors of IHS, including the three nominees for election at the Annual Meeting.

2014 Nominees for Director

Brian H. Hall, 66, was appointed to our Board in March 2008. From January 2007 through August 2007, Mr. Hall served as Vice Chairman of Thomson Corporation. Previously, from 1995 through 2006, Mr. Hall served as President and CEO of Thomson Legal & Regulatory and West Publishing. Prior to joining Thomson, Mr. Hall was President of Shepard's and Executive Vice President of McGraw-Hill. Mr. Hall serves as Chairman and a member of the board of trustees of the Rochester Institute of Technology. Mr. Hall currently serves on the board of trustees for the Cheyenne Mountain Zoo and as a director of the Breckenridge Music Festival. He is a former board member of Archipelago Learning, Inc., Bank One of Colorado Springs, and Ryerson of Canada.

Mr. Hall brings to the Board many years of relevant industry experience gained in executive level positions in the information services industry.

Balakrishnan S. Iyer, 57, has served as a member of our Board since December 2003. From October 1998 to June 2003, Mr. Iyer served as Senior Vice President and Chief Financial Officer of

Conexant Systems, Inc. From 1997 to 1998, he was Senior Vice President and Chief Financial Officer of VLSI Technology Inc. and, from 1993 to 1997, he was Vice President, Corporate Controller of VLSI Technology Inc. Mr. Iyer served on the board of directors of Conexant Systems from February 2002 until April 2011 and Life Technologies until it was acquired in February 2014. He currently serves on the board of directors of Skyworks Solutions, Power Integrations, Inc., and QLogic Corporation.

Mr. Iyer provides to the Board his expertise in corporate finance, accounting, and strategy, including experience gained as the Chief Financial Officer of two public companies. Mr. Iyer also brings a background in organizational leadership and experience serving as a public company outside director.

Jerre L. Stead, 71, was named Executive Chairman in June 2013. From September 2006 until June 2013, Mr. Stead was Chief Executive Officer of IHS. He has served as Chairman of the Board since December 1, 2000. From August 1996 until June 2000, Mr. Stead served as Chairman of the board of directors and Chief Executive Officer of Ingram Micro Inc. Prior to that, he served as Chief Executive Officer and Chairman of the board of directors at Legent Corporation, from January 1995 to September 1995. From May 1993 to December 1994, he was Executive Vice President of AT&T and Chairman and Chief Executive Officer of AT&T Corp. Global Information Solutions (NCR Corporation). From September 1991 to April 1993, he was President and Chief Executive Officer of AT&T Corp. Global Business Communication Systems (Avaya Corporation). Mr. Stead was a director of Conexant Systems from May 1998 until May 2011 and a director of Brightpoint, Inc. until its acquisition by Ingram Micro Inc. in 2012. Mr. Stead also served on the board of directors of Mindspeed Technologies, Inc. until January 2014.

Mr. Stead has been involved in the leadership of IHS for more than 13 years and was previously the Chief Executive Officer of six different public companies. As Executive Chairman, Mr. Stead brings to the Board of Directors his thorough knowledge of IHS' business, strategy, people, operations, competition, and financial position. Mr. Stead provides recognized executive leadership and vision. In addition, he brings with him a global network of customer, industry, and government relationships.

Continuing Directors with Terms Expiring at the Annual Meeting in 2015

Ruann F. Ernst, 67, has served as a member of our Board since December 2006. Dr. Ernst served as Chief Executive Officer of Digital Island, Inc. from 1998 until her retirement in 2002. Dr. Ernst was Chairperson of the board of Digital Island from 1998 until the company was acquired by Cable & Wireless, Plc. in 2001. Prior to Digital Island, Dr. Ernst worked for Hewlett Packard in various management positions, including General Manager, Financial Services Business Unit. Prior to that, she was Vice President for General Electric Information Services Company and a faculty member and Director of Medical Computing at The Ohio State University where she managed a biomedical computing and research facility. Dr. Ernst currently serves on the board of Digital Realty Trust. At The Ohio State University, she serves on the University Foundation Board and the Fisher College of Business Advisory Board in addition to serving as co-chair of The Ohio State University Innovation Foundation. She was a founder and is Board Chair of the non-profit, HealthyLifeStars.

Dr. Ernst brings to the Board a strong technical and computing background as well as skill in the development of information technology businesses. She also has extensive experience as a member of boards where strategic planning and long-term planning are critical to the success of the enterprise.

Christoph v. Grolman, 54, was appointed to our Board in March 2007. Mr. Grolman is CEO of TBG. Prior to his current position he served as Managing Director of TBG Limited (until 2009 TBG Holdings

N.V.) since March 2007. From December 2006 to March 2007, Mr. Grolman served as Executive Director of TBG. From 2002 to 2006 he held the position of Executive Vice President of TBG, responsible for an industrial operating group and venture investments. Prior to joining TBG, he was a consult with Roland Berger & Partner Management Consults in Munich.

Mr. Grolman brings to our Board a wealth of experience in global business operations, strategic acquisitions, and financial strategies for a diverse portfolio of investments.

Richard W. Roedel, 64, has served as a member of our Board since November 2004. Mr. Roedel serves as a director of Lorillard, Inc., Six Flags Entertainment Corporation, and Luna Innovations Incorporated. Mr. Roedel also serves as the non-executive Chairman of Luna. He is also on the board of the Association of Audit Committee Members, Inc., a not-for-profit organization dedicated to strengthening audit committees, and serves on the Standing Advisory Group for the Public Company Accounting Oversight Board (PCAOB). Mr. Roedel served on the board of Sealy Corporation until 2013 when it was acquired. He also served as a director of Broadview Network Holdings, Inc, a private company until 2012 and Dade Behring Holdings, Inc. from October 2002 until November 2005 when Dade was acquired. He was also a director of BrightPoint, Inc. until it was acquired in 2012. Mr. Roedel served in various capacities at Take-Two Interactive Software, Inc. from November 2002 until June 2005, including Chairman and Chief Executive Officer. Until 2000, Mr. Roedel was employed by BDO Seidman LLP, having been Managing Partner of its Chicago and New York Metropolitan area offices and later as Chairman and Chief Executive Officer. Mr. Roedel is a graduate of The Ohio State University and is a certified public accountant.

Mr. Roedel provides to the Board of Directors expertise in corporate finance, accounting, and strategy. He brings experience gained as a Chief Executive Officer and as a director for several companies.

Continuing Directors with Terms Expiring at the Annual Meeting in 2016

Roger Holtback, 69, has served as a member of our Board since December 2003. Since 2001, Mr. Holtback has served as Chairman of Holtback Invest AB. From 1991 to 1993, he served as a member of the Group Executive Committee of SEB and Coordinating Chairman of SEB Sweden. From 1984 to 1990, he served as President and Chief Executive Officer of Volvo Car Corporation and Executive Vice President of AB Volvo. Mr. Holtback is currently Chairman of Rullpack AB, Finnvedan Bulten AB, and the Swedish Exhibition Centre and Congress Centre. He also serves as a director of TROX AB, a member of the Stena Sphere Advisory Board and as Senior Advisor to Nordic Capital.

Mr. Holtback brings to the Board significant operational and strategic experience gained during many years in a Chief Executive Officer position. The Board also benefits from his long experience as an outside public company board member and his vast experience and perspective as a European executive leader.

Scott Key, 55, has served as President and Chief Executive Officer of IHS and as a member of our Board since June 2013. Previously, from January 2011, Mr. Key served as Chief Operating Officer of IHS. From January 2010 through December 2010, he was Senior Vice President of Global Products and Services. Prior to holding these positions, he served as President and Chief Operating Officer of IHS Global Insight from October 2008 until January 2010. Mr. Key joined IHS in 2003 to lead strategy, marketing and product teams for the IHS energy business. He was involved in supporting the IHS initial public offering, led corporate marketing and strategic planning, and has led acquisition integration efforts, including the largest IHS acquisitions. Mr. Key also served as President and Chief Operating Officer of IHS Jane's and as Chairman of IHS Fairplay from 2007 to 2008. In addition, he led the EMEA/APAC sales organization and drove the integration of IHS sales teams on a global basis. Based in Denver from 2003 to 2007, he served as Senior Vice President of Corporate Strategy and Marketing and led Energy, Strategy, Products and Marketing. Prior to joining IHS in 2003, Mr. Key served as a senior executive in energy technology and services, based in Houston, Texas. He served as deepwater development manager for Vastar Resources from 1998 to 2000 and was employed by Phillips Petroleum in a range of international and domestic roles of increasing scope from 1987 to 1998. Mr. Key has served as a member of the board of directors of Harte-Hanks Inc. since March 2013. Mr. Key holds bachelor of science degrees in both physics and mathematics from the University of Washington in Seattle as well as a master's degree in geophysics from the University of Wyoming.

Mr. Key brings to the Board a deep understanding of the business and operations of IHS. He has led transformation and growth across IHS operations during his tenure with the Company and has held leadership positions that span the Company's operations and assets in information, technology, research and analytics globally.

Jean-Paul Montupet, 66, has served as a member of our Board since October 2012. Mr. Montupet was chair of the Industrial Automation business of Emerson and president of Emerson Europe prior to his retirement in December 2012. Mr. Montupet joined Emerson in 1981, serving in a number of senior executive roles at the global technology provider. Mr. Montupet serves on the boards of Lexmark International, Inc., WABCO Holdings Inc., and Assurant, Inc., and is non-executive chair of the board of PartnerRE Ltd. He is also a trustee of the St. Louis Public Library Foundation and the Winston Churchill National Museum.

Mr. Montupet brings to the Board extensive international business experience, particularly from Europe and Asia Pacific.

Organization of the Board of Directors

The Board held 14 meetings during the fiscal year ended November 30, 2013. At each meeting, the Chairman was the presiding director. Each director attended at least 75 percent of the total regularly scheduled and special meetings of the Board and the committees on which they served. As stated in our Governance Guidelines, our Board expects each director to attend our Annual Meeting of Stockholders, although attendance is not required. At the 2013 Annual Meeting of Stockholders, eight of our nine directors were in attendance.

For 2013, our Board had four standing committees: the Audit Committee, the Human Resources Committee, the Nominating and Corporate Governance Committee, and the Risk Committee. We believe that all members of each of these committees meet the independence standards of the New York Stock Exchange and SEC rules and regulations. The Board has approved a charter for each of the Audit, Human Resources, Nominating and Corporate Governance, and Risk committees, each of which can be found on our website at www.ihs.com.

Independent and Non-Management Directors

We believe that all of our directors other than Messrs. Stead and Key are "independent directors," based on the independence standards described above. All of our directors other than Mr. Stead and Mr. Key are non-management directors.

In accordance with the IHS Corporate Governance Guidelines, the independent directors designated Mr. Armstrong as Lead Independent Director in October 2006 and designated Mr. Hall as Lead Independent Director beginning after the Annual Meeting. The Lead Independent Director chairs executive sessions of the independent directors. During our 2013 fiscal year, the independent directors of the Board met four times without the presence of management.

Simultaneous Service on Other Public Company Boards

Although the Board does not have a mandatory policy limiting the number of boards on which a director may serve, our Board has adopted Governance Guidelines (available at www.ihs.com) indicating that directors should not serve on more than five boards of public companies while serving on the Company's Board.

The Governance Guidelines also explain that, if a member of the Company's Audit Committee simultaneously serves on the audit committees of more than three public companies, and the Company does not limit the number of audit committees on which its audit committee members may serve to three or less, then in each case, the Board must determine that such simultaneous service would not impair the ability of such member to serve effectively on the Company's Audit Committee.

The Board has determined that the service of Mr. Iyer on the audit committees of three public companies in addition to the Company's Audit Committee does not impair Mr. Iyer's ability to serve effectively on the Company's Audit Committee.

Business Code of Conduct

We have adopted a code of ethics that we refer to as our Business Code of Conduct. Our Business Code of Conduct applies to our directors as well as all of our principal executive officers, our financial and accounting officers, and all other employees of IHS.

Our Business Code of Conduct, as well as our Governance Guidelines, are available on our website at www.ihs.com. If we approve any substantive amendment to our Governance Guidelines or our Business Code of Conduct, or if we grant any waiver of the Business Code of Conduct to the Chief Executive Officer, the Chief Financial Officer, or the Chief Accounting Officer, we intend to post an update on the Investor Relations page of the Company's website (http://investor.ihs.com) within five business days and keep the update on the site for at least one year.

Communications with the Board

The Board has a process for stockholders or any interested party to send communications to the Board, including any Committee of the Board, any individual director, or our non-management directors. If you wish to communicate with the Board as a whole, with any Committee, with any one or more individual directors, or with our non-management directors, you may send your written communication to:

Stephen Green
Executive Vice President, Legal and Corporate Secretary
IHS Inc.
15 Inverness Way East
Englewood, Colorado 80112

Communications with Non-Management Directors

Interested parties wishing to reach our independent directors or non-management directors may address the communication to our Lead Independent Director on behalf of the non-management directors. Address such communications as follows:

Lead Independent Director
IHS Inc.
15 Inverness Way East
Englewood, Colorado 80112

Depending on how the communication is addressed and the subject matter of the communication, either our Lead Independent Director or Mr. Green will review any communication received and will forward the communication to the appropriate director or directors.

Composition of Board Committees

The Board had four standing committees in fiscal year 2013 with duties, membership, and number of meetings for each as shown below.

Name	Audit	Human Resources	Nominating and Corporate Governance	Risk
C. Michael Armstrong		✓	Chair	✓
Ruann F. Ernst		✓		✓
Brian H. Hall		Chair	✓	
Roger Holtback	✓			
Balakrishnan S. Iyer	Chair		✓	
Jean-Paul Montupet				✓
Richard W. Roedel	✓		✓	Chair
2013 Meetings	**8**	**6**	**4**	**10**

Audit Committee

Members:

Balakrishnan S. Iyer, *Chairman*
Roger Holtback
Richard W. Roedel

Our Audit Committee was established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee assists our Board in its oversight of (i) the integrity of our financial statements, (ii) our independent registered public accountant's qualifications, independence, and performance, (iii) the performance of our internal audit function, and (iv) our compliance with legal and regulatory requirements. The Audit Committee also prepares the report on the Company's financial statements and its independent auditor that the SEC rules require to be included in the Company's annual proxy statement. The Audit Committee is governed by a charter, a copy of which may be found at the Company's website www.ihs.com. The Audit Committee has sole responsibility for the engagement or termination of our independent accountants. As required by the Audit Committee Charter, all members of the Audit Committee meet the criteria for "independence" within the meaning of the standards established by the New York Stock Exchange, the Company's Corporate Governance Guidelines, and the Audit Committee Charter. Each member of the Audit Committee is financially literate and each member has accounting or related financial management expertise as required by New York Stock Exchange listing standards. In addition, the Board has determined that each member of the Audit Committee meets the definition of "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K promulgated by the SEC.

Human Resources Committee

Members:

Brian H. Hall, *Chairman*
C. Michael Armstrong
Ruann F. Ernst

The Human Resources Committee has been created by our Board to (i) oversee our compensation and benefits policies generally, (ii) evaluate executive officer performance and review our management succession plan, (iii) oversee and set compensation for our executive officers, (iv) review and discuss the Compensation Discussion and Analysis disclosure with management and provide a recommendation to the Board regarding its inclusion in the Company's annual proxy statement, and (v) prepare the report on executive officer compensation that the SEC rules require to be included in the Company's annual proxy statement. The Human Resources Committee is governed by a charter, a copy of which is available at the Company's website www.ihs.com. See "*Compensation Discussion and Analysis*" below for a more detailed description of the functions of the Human Resources Committee. All members of the Human Resources Committee are "independent" as required by the New York Stock Exchange, our Corporate Governance Guidelines and the Human Resources Committee Charter.

Nominating and Corporate Governance Committee

Members:

C. Michael Armstrong, *Chairman*
Brian H. Hall
Balakrishnan S. Iyer
Richard W. Roedel

The Nominating and Corporate Governance Committee has been created by our Board to (i) identify individuals qualified to become board members and recommend director nominees to the Board, (ii) recommend directors for appointment to committees established by the Board, (iii) make recommendations to the Board as to determinations of director independence, (iv) oversee the evaluation of the Board, (v) make recommendations to the Board as to compensation for our directors, and (vi) develop and recommend to the Board our corporate governance guidelines and code of business conduct and ethics. The Nominating and Corporate Governance Committee is governed by a charter. A more detailed description of the functions of the Nominating and Corporate Governance Committee can be found under "Director Nominations" in this Proxy Statement, and in the Nominating and Corporate Governance Committee Charter, a copy of which can be found at the Company's website www.ihs.com. All members of the Nominating and Corporate Governance Committee are "independent" as required by our Corporate Governance Guidelines and the Nominating and Corporate Governance Committee Charter.

Risk Committee

Members:

Richard W. Roedel, *Chairman*
C. Michael Armstrong
Ruann F. Ernst
Jean Paul Montupet

The Risk Committee has been created by our Board to assist our Board in its oversight of the Company's risk management. In addition to any other responsibilities which may be assigned from time to time by the Board, the Risk Committee is responsible for: (i) reviewing and discussing with management the Company's risk management and risk assessment processes, including any policies and procedures for the identification, evaluation and mitigation of major risks of the Company; (ii) receiving periodic reports from management as to efforts to monitor, control and mitigate major risks; and (iii) reviewing periodic reports from management on selected risk topics as the Committee deems appropriate from time to time, encompassing major risks other than those delegated by the Board to other Committees of the Board in their respective charters or otherwise. The Risk Committee is governed by a charter, a copy of which is available on the Company's website www.ihs.com. All members of the Risk Committee are "independent" as required by our Corporate Governance Guidelines and the Risk Committee Charter.

Director Nominations

Our Board nominates directors to be elected at each Annual Meeting of Stockholders and elects new directors to fill vacancies when they arise. The Nominating and Corporate Governance Committee has the responsibility to identify, evaluate, recruit, and recommend qualified candidates to the Board for nomination or election.

In addition to considering an appropriate balance of knowledge, experience and capability, the Board has as an objective that its membership be composed of experienced and dedicated individuals with diversity of backgrounds, perspectives, and skills. The Nominating and Corporate Governance Committee will select candidates for director based on the candidate's character, judgment, diversity of experience, business acumen, and ability to act on behalf of all stockholders (without regard to whether the candidate has been nominated by a stockholder).

The Nominating and Corporate Governance Committee believes that nominees for director should have experience, such as experience in management or accounting and finance, or industry and technology knowledge, that may be useful to IHS and the Board, high personal and professional ethics, and the willingness and ability to devote sufficient time to effectively carry out his or her duties as a director. The Nominating and Corporate Governance Committee believes it appropriate for at least one, and preferably multiple, members of the Board to meet the criteria established by the SEC for an "audit committee financial expert," and for a majority of the members of the Board to meet the definition of "independent director" under the rules of the New York Stock Exchange. The Nominating and Corporate Governance Committee also believes it appropriate for certain key members of our management to participate as members of the Board.

Prior to each Annual Meeting of Stockholders, the Nominating and Corporate Governance Committee identifies nominees first by evaluating the current directors whose term will expire at the Annual Meeting and who are willing to continue in service. These candidates are evaluated based on the criteria described above, the candidate's prior service as a director, and the needs of the Board with respect to the particular talents and experience of its directors. In the event that a director does not wish to continue his or her service, the Nominating and Corporate Governance Committee determines not to re-nominate the director, or a vacancy is created on the Board as a result of a resignation, an increase in the size of the Board, or other event, the Nominating and Corporate Governance Committee will consider various candidates for membership, including those suggested by the Nominating and Corporate Governance Committee members, by other Board members, by any executive search firm engaged by the Nominating and Corporate Governance Committee, or by any nomination properly submitted by a stockholder pursuant to the procedures for stockholder nominations for directors provided in "*Stockholder Proposals for the 2015 Annual Meeting*" in this Proxy Statement. As a matter of policy, candidates recommended by stockholders are evaluated on the same basis as candidates recommended by the Board members, executive search firms, or other sources. In 2011, the Nominating and Corporate Governance Committee engaged Spencer Stuart to assist with identifying qualified Board candidates, which resulted in the election of Mr. Montupet to the Board.

Director Stock Ownership Guidelines

We believe that our nonemployee directors should have a significant equity interest in the Company. Our Board has adopted an ownership policy that requires directors to hold shares of our common stock with a market value of at least five times the Board's annual cash retainer. Vested stock units for which receipt of the stock has been deferred until after termination of service count towards the holding requirements. Unvested awards do not count towards the ownership guidelines. Directors have three years to achieve the holding requirement. Directors are not allowed to sell shares until they reach the guideline. As of the Record Date, all of our current directors held shares in excess of their holding requirement.

Director Compensation

Our nonemployee directors receive compensation for their service on our Board. The compensation is comprised of cash retainers and equity awards. In addition, our nonemployee directors are reimbursed for reasonable expenses.

Director Compensation	2013 ($)
Board Retainer	90,000
Committee Chair Retainer	
—Audit Committee	30,000
—Human Resources Committee	30,000
—Nominating and Corporate Governance Committee	17,500
—Risk Committee	30,000
Committee Member Retainer	
—Audit Committee	15,000
—All Other Committees	10,000
Lead Independent Director Retainer	30,000
Annual Equity Award	150,000
Initial Equity Award	150,000

All equity awards for nonemployee directors will be issued pursuant to the IHS Inc. 2004 Directors Stock Plan (the "Directors Stock Plan"). The Board Retainer and certain other retainers may be converted into deferred stock units or deferred under the Directors Stock Plan.

We provide liability insurance for our directors and officers.

Director Compensation During Fiscal Year 2013

The following table sets forth information concerning the compensation of our nonemployee directors during the fiscal year ended November 30, 2013. Directors did not receive any stock option awards during fiscal year 2013.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)	Total ($)
C. Michael Armstrong(1)	152,500	149,943	3,488(4)	305,931
Ruann F. Ernst	110,000	149,943		259,943
Christoph v. Grolman	89,910(2)	149,943		239,853
Brian H. Hall	129,963(2)	149,943		279,906
Roger Holtback	105,000	149,943		254,943
Balakrishnan S. Iyer	130,000	149,943		279,943
Michael Klein(5)	25,000	158,032(6)		183,032
Jean-Paul Montupet	100,000	149,943		249,943
Richard W. Roedel	144,960(2)	149,943		294,903

(1) Mr. Armstrong has decided not to stand for re-election and will retire at the end of his term effective April 9, 2014.

(2) Includes the value of deferred stock units granted to each of Messrs. Grolman, Hall, and Roedel. These directors elected to receive deferred stock units in lieu of their Board and Committee cash retainers. The deferred stock units will be distributed in shares of IHS common stock after the director's service terminates.

(3) On each December 1, the first day of the Company's fiscal year, nonemployee directors each receive an annual award of Restricted Stock Units with a market value of $150,000. These units vest one year from the date of grant. The valuation of the stock awards reported in this table is the grant date fair value computed in accordance with FASB ASC Topic 718 for awards granted in fiscal year 2013. Any estimated forfeitures are excluded from values reported in this table. The aggregate number of stock awards held by each director on November 30, 2013, the last day of fiscal year 2013, is as follows:

Name	Deferred Stock Units Received in Lieu of Cash Retainers(a)	Deferred and Unvested Stock Awards(b)	Total Stock Awards Outstanding at Fiscal Year-End
C. Michael Armstrong	—	19,859	19,859
Ruann F. Ernst	—	17,071	17,071
Christoph v. Grolman	1,991	5,382	7,373
Brian H. Hall	6,450	14,844	21,294
Roger Holtback	8,618	18,160	26,778
Balakrishnan S. Iyer	—	18,160	18,160
Jean-Paul Montupet	—	3,414	3,414
Richard W. Roedel(c)	10,371	19,859	30,230

(a) This column represents deferred stock units that the director has acquired during his or her term in lieu of receiving Board and/or Committee cash retainers.

(b) This column represents the sum of (i) unvested restricted stock units and (ii) vested restricted stock units that have a deferred payment date. These restricted stock units were granted under the terms of the Directors Stock Plan. The grants have a one year vesting schedule, and receipt of shares may be deferred. Directors may choose to receive the shares at vest, or defer delivery of shares until after the director's service terminates. For each of the directors, all but 1,621 units each are vested.

(c) Mr. Roedel has gifted all of his equity grants to his spouse.

(4) Prior to fiscal year 2013, Mr. Armstrong had elected to defer certain retainers in cash. These deferred cash amounts earn interest at a rate of five percent each year and are to be paid after his termination of service.

(5) Mr. Klein resigned at the end of his term, effective April 10, 2013.

(6) Upon Mr. Klein's resignation, the Board accelerated his 2013 annual grant of 1,621 Restricted Stock Units that would have otherwise been forfeited. An award modification value of $8,089 is included in the value of the Stock Awards reported in the table above.

Officers

Set forth below is information concerning our executive officers and other key members of our executive team as of February 18, 2014.

Name	Age	Position
Jerre L. Stead	71	Executive Chairman
Scott Key	55	President and Chief Executive Officer
Daniel Yergin	67	Vice Chairman
Todd Hyatt	53	Executive Vice President and Chief Financial Officer
Anurag Gupta	49	Executive Vice President, Strategy, Products and Operations
Sean Menke	45	Executive Vice President, Resources
Stephen Green	61	Executive Vice President, Legal and Corporate Secretary
Stephanie Buscemi	42	Senior Vice President, Chief Marketing Officer
Jaspal Chahal	48	Senior Vice President and General Counsel
Jonathan Gear	43	Senior Vice President, Industrials
Heather Matzke-Hamlin	46	Senior Vice President and Chief Accounting Officer
Jane Okun Bomba	51	Senior Vice President and Chief Sustainability, Investor Relations, and Communications Officer
Jeffrey Sisson	57	Senior Vice President and Chief Human Resources Officer
Brian Sweeney	53	Senior Vice President, Global Sales
Mark Settle	63	Senior Vice President and Chief Information Officer

Executive officers are appointed by our Board. Information about Mr. Stead is provided under "*2014 Nominees for Director*" and information about Mr. Key is provided under "*Continuing Directors with Terms Expiring at the Annual Meeting in 2016*" above in this Proxy Statement. A brief biography for each of our other executive officers and key members of our executive team follows.

Daniel Yergin was appointed Vice Chairman of IHS in July 2012. Previously he was Executive Vice President and Strategic Advisor for IHS from September 2006 to June 2012. Dr. Yergin also serves as Chairman of IHS CERA, a position he has held since 1983. Dr. Yergin founded CERA in 1982 and the business was acquired by IHS in 2004. He is a Pulitzer Prize winner, a member of the Board of the United States Energy Association, and a member of the National Petroleum Council and serves on the U.S. Secretary of Energy Advisory Board. He chaired the U.S. Department of Energy's Task Force on Strategic Energy Research and Development. He is also a Trustee of the Brookings Institution and a Director of the U.S.-Russian Business Council and the New America Foundation.

Dr. Yergin received his bachelor of arts degree from Yale University and his doctor of philosophy degree from the University of Cambridge, where he was a Marshall Scholar.

Todd Hyatt was named Executive Vice President in September 2013 and has served as Chief Financial Officer ("CFO") since January 2013. Mr. Hyatt also led our worldwide IT operations until February 2014. He served as Senior Vice President and Chief Information Officer since October 2011 and Senior Vice President-Vanguard since 2010, leading the Company's business transformation efforts. Mr. Hyatt previously served as Senior Vice President-Financial Planning & Analysis from 2007-2010. He also served as CFO leading the finance organization for the Company's engineering segment from 2005-2007.

Prior to joining IHS, Mr. Hyatt served as Vice President for Lone Tree Capital Management, a private equity firm. During his career, he also has worked for U S WEST / MediaOne where he was an Executive Director in the Multimedia Ventures organization and for AT&T. He started his career in public accounting, working at Arthur Young and Arthur Andersen.

Mr. Hyatt has a bachelor's degree in accounting from the University of Wyoming and a master's degree in management from Purdue University.

Anurag Gupta joined IHS as Executive Vice President, Strategy, Products and Operations in April 2013 where he leads the IHS core workflow business lines, global product design and development, and support operations as well as corporate strategy. Mr. Gupta has more than 20 years of experience focusing on business growth while guiding high-performing teams. He served as President of EMEA for BrightPoint, Inc. from January 2010 to October 2012 when BrightPoint was acquired by Ingram Micro Inc. Mr. Gupta continued to serve as Executive Vice President of Ingram Micro and President of EMEA for the larger organization until March 2013. Prior to that time, Mr. Gupta served as Senior Vice President, Global Strategy, Corporate Marketing and Investor Relations for BrightPoint from April 2003 to December 2009. He has also held leadership roles for Motorola and his leadership experience has covered Asia, Europe, Latin America and North America.

He has a bachelor's and master's degree in electrical engineering from The University of Toledo and a master of business administration degree from the IIT Stuart School of Business in Chicago.

Sean Menke joined IHS in April 2013 as our Executive Vice President, Resources where he oversees our energy insight, energy technical and chemicals business lines. Mr. Menke joined IHS after holding the roles of President and Chief Executive Officer of Pinnacle Airlines Corp. from June 2011 to June 2012. Prior to that time, Mr. Menke was a private consultant and President of Haggar Clothing Company from May 2010 until June 2011. Mr. Menke has also held leadership roles with Frontier Airlines, including as President and Chief Executive Officer from August 2007 to March 2010. In April 2008, Frontier Airlines filed for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Mr. Menke has also held management and executive roles at America West Airlines, United Airlines and was the Executive Vice President and Chief Commercial Officer of Air Canada from May 2005 to August 2007. He also served as a member of the board of directors of Pinnacle Airlines from June 2010 until June 2011 and as a member of the Frontier Airlines board from August 2007 until October 2009.

Mr. Menke has a master of business administration degree from the University of Denver, Daniels College of Business and a bachelor of science degree in economics and aviation management from Ohio State University.

Stephen Green was named Executive Vice President, Legal and Corporate Secretary in April 2012. Mr. Green previously served as Senior Vice President and General Counsel of IHS from 2003 through March 2012. He was Vice President and General Counsel of IHS from 1996 to 2003 and was appointed Senior Vice President and General Counsel in December 2003. Mr. Green joined the legal department of TBG Holdings N.V. ("TBG") in 1981.

Mr. Green holds a bachelor's degree from Yale University and a juris doctorate from Columbia Law School.

Stephanie Buscemi was named Senior Vice President and Chief Marketing Officer in September 2012. Prior to joining IHS, Ms. Buscemi served as Senior Vice President of Solutions Marketing at SAP from January 2012 to September 2012, responsible for go-to-market strategy for SAP's application and technology portfolios. From 2007 to 2012, Ms. Buscemi served in various roles at SAP, including: Group Vice President, Solutions Marketing, managing the go-to-market strategy for SAP's business intelligence; Vice President, Analytics, Performance Optimization; and Vice President, Performance Management Applications. Prior to joining SAP, Ms. Buscemi spent nearly ten years at Hyperion Solutions, acquired by Oracle, in various marketing leadership positions.

Ms. Buscemi has a bachelor's degree from the University of California, Los Angeles.

Jaspal Chahal was appointed Senior Vice President and General Counsel in April 2012. Ms. Chahal previously served as Vice President and Chief Legal Counsel for IHS from 2008 to 2012. Prior to joining IHS, Ms. Chahal was European General Counsel and Chief Privacy Officer of Acxiom Ltd. from 2003 to 2007.

Ms. Chahal holds master and bachelor of law degrees from London University and qualified as a solicitor in the UK.

Jonathan Gear has served as our Senior Vice President, Industrials since April 2013. In this role, Mr. Gear leads the industrials business lines for IHS, which includes products focused on the electronics and media, automotive, financial services, and aerospace, defense and maritime industries. Prior this role, Mr. Gear served as Senior Vice President, Electronics and Media, Product Design and Supply Chain from 2012 until March 2013. Since joining IHS in March 2005, he has also held a number of leadership roles at IHS, including President and Chief Operating Officer of IHS CERA, Senior Vice President of IHS Insight and Vice President of Global Marketing. Prior to joining IHS, Mr. Gear was Vice President of Marketing and Business Development for Activant Solutions, Vice President for smarterwork.com and held a number of roles at Booz Allen Hamilton.

Mr. Gear received a bachelor of arts degree, magna cum laude, from the University of California, Berkeley and a master of business administration degree from Stanford Graduate School of Business.

Heather Matzke-Hamlin has served as Senior Vice President and Chief Accounting Officer since February 2005. Prior to joining IHS, Ms. Matzke-Hamlin was Director of Internal Audit at Storage Technology Corporation from February 1999 to February 2005. Prior to joining StorageTek, she spent over nine years with PricewaterhouseCoopers (formerly Price Waterhouse) in audit services.

Ms. Matzke-Hamlin holds a bachelor's degree in accounting from Indiana University and is a Certified Public Accountant in the state of Colorado.

Jane Okun Bomba was named Senior Vice President and Chief Sustainability, Investor Relations, and Communications Officer in March 2011. Ms. Okun Bomba previously served as Senior Vice President, Investor Relations and Chief Customer Process Officer from August 2007 through March 2011 and as Senior Vice President, Investor Relations and Corporate Communications from November 2004 through August 2007. From 2002 to 2004, Ms. Okun Bomba was a partner with Genesis, Inc., a strategic marketing firm also specializing in investor relations. Prior to that, she was Vice President, Investor Relations and Corporate Communications of Velocom, Inc., from 2000 to 2001, and Executive Director, Investor Relations of Media One Group from 1998 to 2000. Prior to joining Media One,

Ms. Okun Bomba headed investor relations at Northwest Airlines, where she also held multiple corporate finance positions. Ms. Okun Bomba serves on the boards of the National Investor Relations Institute and International Relief and Development, a non-profit humanitarian and development non-governmental organization.

Ms. Okun Bomba holds a bachelor's degree and a master's degree in business administration from the University of Michigan.

Jeffrey Sisson was appointed Senior Vice President and Chief Human Resources Officer in January 2008. Previously, beginning in January 2005, he was Senior Vice President of Global Human Resources of IHS. From September 2002 to January 2005, Mr. Sisson was a principal in Executive Partners, a private human resources consulting firm. From July 2001 to August 2002, Mr. Sisson was Senior Vice President, Human Resources for EaglePicher, Inc. From March 2000 to July 2001, he was Senior Director, Human Resources for Snap-on Incorporated. From February 1998 to February 2000, he was Director, Human Resources for Whirlpool Corporation.

Mr. Sisson holds a bachelor's degree and a master's degree from Michigan State University.

Brian Sweeney was named Senior Vice President-Global Sales in October 2011, with full responsibility for IHS global sales strategy, operations, and execution for all products and services, managing field sales, inside sales, and channel sales across the full breadth of IHS customer relationships. Prior to joining IHS, Mr. Sweeney served as Vice President-America Software & Solutions for Hewlett-Packard since 2009. From 2005 to 2009, he served as Senior Vice President-U.S. Commercial Federal & Legal Markets for LexisNexis and from 2003 to 2005, he served as Group Vice President, North American Strategic Accounts for Oracle. Mr. Sweeney has also held sales leadership positions with Siebel Systems and IBM.

Mr. Sweeney holds a bachelor's degree in marketing from Eastern Illinois University.

Mark Settle joined IHS in February 2014 as Senior Vice President and Chief Information Officer. Mr. Settle served as Chief Information Officer for BMC Software, an enterprise software firm providing information technology management tools to large, complex business customers, from June 2008 until February 2014. He has also held similar positions over the course of his career at Corporate Express, Arrow Electronics, Visa International and Occidental Petroleum. Mr. Settle is a former Air Force officer and NASA Program Scientist.

Mr. Settle received his bachelor and master's degrees in geology from the Massachusetts Institute of Technology and his Ph.D. from Brown University.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth certain information as of February 18, 2014, as to shares of our Class A common stock beneficially owned by: (i) each person who is known by us to own beneficially more than five percent of our common stock; (ii) each of our executive officers listed in the Summary Compensation Table under "Executive Compensation" in this Proxy Statement; (iii) each of our directors; and (iv) all our directors and executive officers as a group.

The percentage of common stock beneficially owned is based on 68,053,423 shares of Class A common stock outstanding as of the Record Date, February 18, 2014. There are no shares of Class B common stock outstanding. In accordance with SEC rules, "beneficial ownership" includes voting or investment power with respect to securities. To our knowledge, except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table each have sole voting and investment power with respect to all shares of common stock beneficially owned by them. No shares of common stock held by our directors or officers have been pledged.

Name and Address of Beneficial Owner(1)	Number of Common Shares Beneficially Owned(2)	% of Class and Total Voting Power
Jerre L. Stead(3)	434,146	*
Scott Key	90,836	*
Daniel Yergin(4)	23,577	*
Anurag Gupta	524	*
Sean Menke	445	*
Todd Hyatt	10,654	*
Richard G. Walker(5)	15,560	*
C. Michael Armstrong(6)	44,878	*
Ruann F. Ernst	17,071	*
Christoph v. Grolman	8,156	*
Brian H. Hall	22,424	*
Roger Holtback	38,996	*
Balakrishnan S. Iyer(7)	32,359	*
Jean-Paul Montupet(8)	4,414	*
Richard W. Roedel(9)	53,309	*
All current directors and executive officers as a group (23 persons)	919,065	1.4%
T. Rowe Price Associates(10)	6,158,769	9.0%
Artisan Investment Corporation(11)	5,814,436	8.5%
Wellington Management Company, LLP(12)	3,582,858	5.3%

* Represents less than 1 percent.

(1) Unless otherwise stated below, the address of each beneficial owner listed on the table is "c/o IHS Inc., 15 Inverness Way East, Englewood, Colorado 80112."

(2) The number of shares reported as owned in this column includes deferred stock units, as described in the table below. None of the executive officers or directors holds stock options that are exercisable within 60 days. The number of shares reported as owned in this column excludes unvested restricted stock units that are reported for the executive officers on the SEC Form 4, Table 1—Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned. The number of shares reported as owned also excludes performance-based restricted stock units held by our executive officers that may be payable in common stock depending upon the achievement of certain performance goals. Details of these holdings as of February 18, 2014, are described in the following table.

	Included in Security Ownership Table Above	**Excluded in Security Ownership Table Above**	
Name	**Deferred Stock Units**	**Unvested Restricted Stock Units With Time-Based Vesting**	**Unvested Restricted Stock Units With Performance-Based Vesting(a)**
Jerre L. Stead	—	—	60,000
Scott Key	—	13,334	120,000
Daniel Yergin	—	115,000	60,000
Anurag Gupta	—	10,000	25,000
Sean Menke	—	10,000	20,000
Todd Hyatt	—	5,500	27,500
Richard Walker	—	—	—
C. Michael Armstrong	21,228	1,304	—
Ruann F. Ernst	15,450	1,304	—
Christoph v. Grolman	8,156	1,304	—
Brian H. Hall	22,424	1,304	—
Roger Holtback	25,157	1,304	—
Balakrishnan S. Iyer	16,539	1,304	—
Jean-Paul Montupet	3,414	1,304	—
Richard W. Roedel	30,708	1,304	—
All current directors and executive officers as a group (23 persons)	143,076	191,135	458,775

(a) Performance-based restricted stock units are reported at target performance level.

(3) Mr. Stead's reported ownership includes 258,889 shares held by JMJS II LLP, a family trust.

(4) Mr. Yergin's reported ownership includes 12,000 shares held in an irrevocable family trust.

(5) Mr. Walker resigned as an executive officer effective February 1, 2014. His ownership is reported as of February 1, 2014.

(6) Mr. Armstrong will retire at the end of his term, effective April 9, 2014.

(7) Mr. Iyer's reported ownership includes 12,500 shares held in irrevocable trusts for his children.

(8) Mr. Montupet's reported ownership includes 1,000 shares held in irrevocable family trusts.

(9) Mr. Roedel's wife is the holder of all of his reported ownership. Mr. Roedel disclaims beneficial ownership of these shares.

(10) This information was obtained from the Schedule 13G filed with the SEC by T. Rowe Price Associates, Inc. ("Price Associates") on February 11, 2014. These securities are owned by various individual and institutional investors, for which Price Associates serves as investment adviser with power to direct investments and/or sole power to vote the securities. For purposes of the reporting requirements of the Securities Exchange Act of 1934, Price Associates is deemed to be a beneficial owner of such securities; however, Price Associates expressly disclaims that it is, in fact, the beneficial owner of such securities. The address of Price Associates is 100 E. Pratt Street, Baltimore, Maryland 21202. Price Associates has sole voting power over 1,570,704 shares and sole dispositive power over 6,158,769 shares.

(11) This information was obtained from the Schedule 13G/A filed with the SEC by Artisan Partners Holdings LP ("Artisan Partners") on January 30, 2014. These securities have been acquired on behalf of discretionary clients of Artisan Partners, 875 East Wisconsin Avenue, Suite 800, Milwaukee, WI 53202. Persons other than Artisan Partners are entitled to receive all dividends from, and proceeds from the sale of, those shares. None of those persons, to the knowledge of Artisan Partners, has an economic interest in more than five percent of the class. Artisan Partners has shared voting power over 5,580,133 shares and shared dispositive power over 5,814,136 shares.

(12) This information was obtained from the Schedule 13G filed with the SEC by Wellington Management Company, LLP ("Wellington Management") on February 14, 2014. These securities are owned of record by clients of Wellington Management, 280 Congress Street, Boston, MA 02210. These clients have the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, such securities. No such client is known to have such right or power with respect to more than five percent of the class. Wellington Management has shared voting power over 2,404,288 shares and shared dispositive power over 3,582,858 shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who own more than 10 percent of a registered class of our equity securities, to file reports of ownership on Forms 3, 4, and 5 with the SEC. Officers, directors, and greater than 10 percent stockholders are required to furnish us with copies of all Forms 3, 4, and 5 that they file.

Based solely on our review of the copies of such forms we have received and written representations from certain reporting persons that they filed all required reports, we believe that, during the last fiscal year, all filings required under Section 16(a) applicable to the Company's officers, directors, and 10 percent stockholders were timely.

Report of the Audit Committee

The following report of the Audit Committee does not constitute "soliciting material" and shall not be deemed filed or incorporated by reference into any other filing by IHS under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Audit Committee provides assistance to the Board in fulfilling its legal and fiduciary obligations in matters involving the Company's accounting, auditing, financial reporting, internal control, and legal compliance functions by approving the services performed by the Company's independent registered public accountants and reviewing their reports regarding the Company's accounting practices and systems of internal accounting controls as set forth in a written charter adopted by the Board. The Company's management is responsible for preparing the Company's financial statements. The independent registered public accountants are responsible for auditing those financial statements. The Audit Committee is responsible for overseeing the conduct of these activities by the Company's management and the independent registered public accountants.

To fulfill that responsibility, the Audit Committee has regularly met and held discussions with management and the independent registered public accountants. Management represented to the Audit Committee that the Company's consolidated financial statements for fiscal year 2013 were prepared in accordance with generally accepted accounting principles and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent registered public accountants.

The Audit Committee has discussed with the independent registered public accountants matters required to be discussed by Statement on Auditing Standards No. 16 (Communication with Audit Committees), as adopted by the Public Company Accounting Oversight Board.

As part of that review, the Committee received the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Committee has discussed the independent registered public accounting firm's independence from the Company and its management, including any matters in those written disclosures. Additionally, the Audit Committee considered whether the provision of non-audit services was compatible with maintaining such accountants' independence.

The Audit Committee has discussed with internal accountants and independent registered public accountants, with and without management present, its evaluations of the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting.

In reliance on the reviews and discussions with management and the independent registered public accountants referred to above, the Audit Committee approved and recommended to the Board the inclusion of the audited financial statements for fiscal year 2013 in the IHS Annual Report on Form 10-K for filing with the SEC.

Respectfully submitted on February 26, 2014, by the members of the Audit Committee of the Board:

Mr. Balakrishnan S. Iyer, *Chairman*
Mr. Roger Holtback
Mr. Richard W. Roedel

Report of the Human Resources Committee

The following report of the Human Resources Committee does not constitute "soliciting material" and shall not be deemed filed or incorporated by reference into any other filing by IHS under the Securities Act of 1933 or the Securities Exchange Act of 1934.

The Human Resources Committee of the Board has reviewed and discussed with Company management the Compensation Discussion and Analysis section of this Proxy Statement, as required by Item 402(b) of SEC Regulation S-K. Based on such review and discussion, the Human Resources Committee has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

Respectfully submitted on February 26, 2014, by the members of the Human Resources Committee of the Board:

Mr. Brian H. Hall, *Chairman*
Mr. C. Michael Armstrong
Dr. Ruann F. Ernst

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis will focus on the following:

- The objectives of our executive compensation program, including the performance it is designed to motivate and reward;
- The elements of our executive compensation program and their purposes; and
- How we make compensation decisions and determine the amount of each element of compensation, in general and in fiscal year 2013.

Executive Summary

Our executive compensation programs are designed to: (i) align executive compensation with key stakeholder interests; (ii) attract, retain, and motivate highly qualified executive talent; and (iii) provide appropriate rewards for the achievement of business objectives and growth in stockholder value. We design our compensation to strongly emphasize pay for performance, create stockholder value, and focus on customer delight. We reward colleagues for performance, for demonstrating our values, and for sharing mutual accountability for the long-term success of IHS. We believe this structure is effective given our significant growth, as evidenced in the table below. We are pleased that our stockholders agree. In 2013, 98 percent of the total shares voted at our Annual Meeting of Stockholders approved the advisory vote on executive compensation.

KEY FINANCIAL RESULTS

	1 Year Compound Annual Growth Rate	3 Year Compound Annual Growth Rate	5 Year Compound Annual Growth Rate
Revenue	20.3%	20.3%	17.2%
Corporate Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) Margin(1)	15.8%	20.8%	20.1%
Share Price at Calendar Year End (December 31, 2013, 2010 and 2008 respectively)	$119.70	$80.39	$37.42

(1) Adjusted EBITDA margin is a non-GAAP financial measure used to supplement our financial statements, which are based on U.S. generally accepted accounting principles (GAAP). Definitions of non-GAAP measures as well as reconciliations of comparable GAAP measures to non-GAAP measures are provided with the schedules to each of our quarterly earnings releases. The most recent non-GAAP reconciliations were furnished as an exhibit to a Form 8-K dated January 7, 2014, and are available at our website (www.ihs.com).

Our compensation philosophy is critical to the creation of a performance-based culture: it rewards colleagues for our collective performance and for demonstrating our values. This compensation philosophy has been a significant contributor to our success. We have also built a strong alignment with stockholders through our equity program—a critical element of our performance-based culture. The average pay mix for the current CEO and other executive officers is shown below and reflects our alignment with stockholders.


2013 CEO Pay Elements
Base Pay 10%
Bonus 10%
Stock Awards 80%
CEO Pay Directly Tied to Shareholder Value: 80%
CEO Pay at Risk: 90%


2013 Average NEO Pay Elements
Base Pay 17%
Bonus 16%
Stock Awards 67%
NEO Pay Directly Tied to Shareholder Value: 67%
NEO Pay at Risk: 83%

The structure of our executive compensation programs is designed to drive the behaviors and results necessary to meet or exceed our corporate objectives. Well-structured executive compensation arrangements require balance and must reflect many important business variables and time frames. Some of the most important variables that must be managed include:

- Alignment with Company strategy and performance across time (*i.e.*, short-, intermediate-, *and* long-term performance);
- Design that properly encourages the necessary balance between short-term results and greater long-term value;
- Attraction, retention, and development of key executive talent;
- Competitiveness with prevailing practices in both level and mix of pay;
- Program design and overall mix of compensation consistent with *both* managerial effectiveness and sound governance;
- Equitable and sensible progression of opportunities across senior positions, including consideration of succession planning;
- Consistent program design that can be reasonably applied to a broader cross-section of positions other than just NEOs; and
- Sensible, sustainable, and proportionate sharing of Company success between stockholders and employees.

Balancing these multi-faceted objectives is what the compensation programs at IHS are intended to do. We believe the programs and related pay opportunities allow us to achieve these objectives in a prudent and effective way. The executive compensation structure at IHS is straightforward, competitive in the marketplace, has a strong emphasis on performance, and is one that stockholders can strongly support. We have implemented this structure in a way that we believe supports and properly balances the items outlined above, as described in greater detail below.



Total Compensation
Base Salary
Annual Bonus
Long Term Incentives
Retirement, Health, and Welfare Benefits
Free Cash Flow
Adjusted EBITDA Margin
Customer Delight
Performance Restricted Stock Units
Revenue Growth
EBITDA Growth
Time-Based Restricted Stock Units

Design of the Total Compensation Program

Our executive compensation program consists of several components. The following table outlines details of each component.

Component	Purpose	Philosophy Statement
Base Salary	Pay for expertise and experience	Generally, targeted at the 50th to 75th percentile of peer companies
	Attract and retain qualified executives	Actual salaries also based on individual experience, expertise, and performance
Short-Term Incentives	Pay for demonstration of our core competencies	Opportunity generally targeted at the 50th percentile
	Motivate superior operational and financial performance	Provide for increased opportunity when performance exceeds goals

Component	Purpose	Philosophy Statement
	Provide annual recognition of performance Align performance and rewards with competitive opportunities	Measures intended to foster customer delight, sustainable year-over-year growth, and value creation
Equity Incentives	Align executives with stockholders Provide incentives to drive long-term value creation Ensure long-term retention Align with competitive practices	Appropriate target opportunities based on a review of multiple reference points: - Market data (50th – 75th percentiles) - Individual and Company performance Predominant focus on LTI vehicles that reward results based on long-term financial drivers of stockholder value Intended to maintain a meaningful and yet forfeitable ownership stake denominated in our stock
Executive Retirement Benefits	Contribute to a competitive total rewards package	Programs are consistent with those of employees generally, plus restoration for retirement benefits capped by limits imposed by the Internal Revenue Code on compensation that qualifies as retirement-eligible Benefit levels set conservatively compared to peer group practices
Employment Agreements	Attract and retain critical talent, particularly for those roles with a high demand for their expertise and services Institute a measure of appropriate protection by requiring non-compete and non-solicitation provisions as a condition of employment	Protect executives in the case of job loss (except for any termination for cause) For change-in-control protection, help ensure that executives consider all appropriate transactions to increase stockholder value

Overview of Executive Compensation Decisions During Fiscal Year 2013

The Human Resources Committee of the Board (the "Committee") considered a variety of factors in making compensation decisions in fiscal year 2013:

- Experience, responsibilities, and individual and overall Company performance;
- Internal equity among senior executives;

- Role an executive plays in our succession planning efforts;
- Competitive market data and trends;
- Alignment with three key stakeholders: stockholders, customers, and colleagues; and
- Results from the previous stockholder advisory vote.

These factors are particularly important in designing compensation arrangements to attract and motivate executives in the markets in which IHS competes.

The Committee also takes into account the necessary balance between appropriately motivating our executives and ensuring that the compensation program does not encourage excessive risk-taking. We believe the balance between short- and long-term incentives supports our stockholders' desire that we deliver results while ensuring financial soundness of our Company over the long term. For fiscal year 2013, the Committee concluded that the compensation program did not encourage excessive risk-taking in achieving performance, including the application of both our annual and long-term incentive plans. Specifically, we continued to rely on our long-term performance measures, stock ownership guidelines, and sound internal controls over financial reporting to ensure that performance-based awards are earned on the basis of accurate financial data. Based on this analysis, the Committee concluded that our compensation programs, both executive and broad-based, provide multiple effective safeguards to protect against unnecessary risk-taking, effectively balancing risk and reward in the best interest of our stockholders.

The Committee engages Meridian Compensation Partners, LLC, as its outside consultant for counsel on executive compensation matters. Meridian only engages in executive compensation and related governance matters and does not perform other unrelated services.

The Committee periodically reviews benchmarking data provided by its outside consultant. The advisor provides market references for base salary, short-term incentives, and long-term incentives. Given the volatility in the market, the Committee also reviews overall trend data as it relates to long-term incentives. Our peer group includes companies with similar business operations to IHS and that are generally considered comparable companies with respect to business results. Our peer group for compensation benchmarking consists of the following companies:

IHS Peer Group for Compensation Benchmarking

The Corporate Executive Board Company	Gartner, Inc.	Nielsen Holdings N.V.
The Dun & Bradstreet Corporation	The McGraw-Hill Companies, Inc.	Solera Holdings, Inc.
Equifax Inc.	Moody's Corporation	Thomson Reuters Corporation
FactSet Research Systems Inc.	MSCI Inc.	Verisk Analytics, Inc.

The Committee also considers the recommendations of our CEO and Executive Chairman for each of the NEOs excluding the CEO and Executive Chairman for base salary adjustments, target short-term incentive levels, and equity incentive grants. In preparing recommendations and in presenting those recommendations to the Committee, the CEO and Executive Chairman work as necessary in conjunction with the Chief Human Resources Officer to understand the relevant market comparisons, internal equity, succession planning, and other relevant individual executive considerations. In general, the CEO's and Executive Chairman's pay recommendations for 2013 considered the following:

- Performance versus stated individual and Company business objectives;

- The importance of each executive officer to the Company's future success; and
- Market data and the need to retain critical leadership talent.

During fiscal year 2013, the Committee also reviewed tally sheets to ensure that it had a complete understanding of the value of all compensation currently being delivered, as well as potential value in the future. The tally sheets include, among other things, a summary of salary, bonus targets, the value of unvested equity awards, and the value of vested stock awards currently held. In addition, the Committee reviews at each meeting a summary of the equity position for each executive for those awards that have vested and those that will vest in the future. These analyses were used to help the Committee ensure that:

- The executive team has a significant forfeitable equity stake; and
- The amount earned by executives is appropriate at various performance levels.

The Committee believes that the compensation program design is appropriate based on internal and external benchmarks. Most importantly, the Committee believes that the compensation program appropriately rewards stockholder value creation.

Elements of Compensation

Base Salary

Effective June 1, 2013, Mr. Key's salary was increased from $675,000 to $830,000 in connection with his promotion to President and CEO. Also, effective June 1, 2013, Mr. Stead's salary was reduced from $615,429 to $400,428 to reflect the fact that he was no longer serving as CEO. Beginning in 2010, Mr. Stead chose to cease any further accruals in the Company's Supplemental Income Plan, and as a result he began receiving payments under the Supplemental Income Plan which equal $214,572 annually. Mr. Stead chose to reduce his salary by an equal amount. Had Mr. Stead not chosen to reduce his salary by the Supplemental Income Plan payments, his salary as CEO would have been $830,000 instead of $615,429.

During 2013, the Committee made additional base salary decisions as follows:

- Effective March 2013, Dr. Yergin's salary was increased from $600,000 to $620,000 in recognition of his continued service and the unique value he brings to IHS. Dr. Yergin is an internationally respected expert on energy policy, international politics and economics, and is a Pulitzer Prize winning author. Dr. Yergin's salary had not been increased since 2010, when the Committee approved an employment agreement with him.
- Effective on his hire date of April 1, 2013, the Committee approved a salary of $575,000 for Mr. Gupta. This amount was based on the role Mr. Gupta was filling, his prior experience, and competitive market rates.
- Effective on his hire date of April 1, 2013, the Committee approved a salary of $525,000 for Mr. Menke. This amount was based on the role Mr. Menke was filling, his prior experience as a CEO, and competitive market rates.
- Effective March 1, 2013, through our annual merit program, Mr. Hyatt's salary was increased from $315,000 to $350,000. Subsequently, on November 1, 2013, Mr. Hyatt's salary was increased to $430,000 in recognition of his promotion to Executive Vice President.
- Effective March 1, 2013, through our annual merit program, Mr. Walker's salary was increased from $425,000 to $450,000.

Short-Term Incentives

Our short-term incentive program is intended to motivate superior operational and financial performance, provide annual recognition of performance, and align performance with our business strategy and objectives. Target incentive opportunities are intended to be competitive with market practice. However, to emphasize pay for performance, payouts are a function of performance and not a result of market benchmarking of the payouts of the peer group.

In 2013, the NEOs had the following target annual bonus opportunities, as a percentage of base salary. The target opportunities are generally based on the 50th percentile market data from our benchmarking analysis, as well as considerations for internal equity.

Named Executive Officer	2013 Short-Term Incentive Target as a Percentage of Salary
Stead	(1)
Key	100%
Yergin	100%
Gupta	75%
Menke	75%
Hyatt	65%
Walker	75%

(1) Mr. Stead's short-term target opportunity is $722,205 which is 100 percent of his pro-rated salary were it not being reduced due to his annual pension payments of $214,570. This reduction in salary was at Mr. Stead's election and it was agreed with the Committee that his target bonus opportunity would not be reduced as a result.

The actual bonus paid to each NEO is based on the achievement of metrics which were established at the beginning of the fiscal year, adjusted for acquisitions, and represent key operational and financial criteria for IHS that drive long-term stockholder value. The percent of target payable ranges from 30 percent to 150 percent for each metric except for Customer Delight, which ranges from 50 percent to 150 percent. For 2013, our NEOs were assigned the metrics of free cash flow, adjusted EBITDA margin and Customer Delight. The table below provides details on the weighting of these goals and the actual payout.

Metric	Weighting	Percentage of Target Earned(1)
Free Cash Flow(1)	40%	100%
Corporate Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) Margin(1)	40%	0%
Customer Delight	20%	150%

(1) Free cash flow and adjusted EBITDA margin are non-GAAP financial measures used to supplement our financial statements, which are based on U.S. generally accepted accounting principles (GAAP). See "*Executive Summary*" above.

This equates to a total bonus payment of 70 percent of target. The bonus earned for the Customer Delight portion was paid in shares of IHS stock. The Committee tied the Customer Delight portion of the annual incentive to a stock award to better align executive officers with stockholders as well as colleagues who receive equity awards when Customer Delight goals are met.

Equity Incentives

Our equity incentive awards are intended to align executives with stockholders, drive long-term value in the organization, provide for significant long-term retention, and match competitive compensation practices. In 2013, each of the NEOs, except for Mr. Stead and Dr. Yergin, received both Performance-Based Restricted Stock Units (PSUs) and Time-Based Restricted Stock Units (RSUs) under our Amended and Restated 2004 Long-Term Incentive Plan (the "Plan"). Mr. Stead and Dr. Yergin only received PSUs during 2013 under the Plan.

Grants of Performance-Based Restricted Stock Units

PSUs strongly align executives both to our financial performance and our stock price. PSUs granted in fiscal year 2013 to each of our NEOs will be earned at the end of fiscal year 2015 if specified performance goals are met, as described in the table below. The Committee feels that these goals are key drivers of long-term stockholder value. The awards are denominated and paid in shares of IHS stock so that executives are aligned with stockholders during the performance period.

Metrics for Performance-Based Restricted Stock Units Granted in 2013

Metric	Weighting	Payout Level	Percentage of Target Shares Earned(2)
		Threshold	50%
2015 Corporate Revenue	50%	Target	100%
		Maximum	175%
		Threshold	50%
2015 Corporate Adjusted EBITDA(1)	50%	Target	100%
		Maximum	175%

(1) Adjusted EBITDA is a non-GAAP measure. See "*Executive Summary*" above.

(2) If threshold levels are not met, zero percent of target is earned for that measure.

The Committee sets what it believes to be stretch performance goals for revenue and adjusted EBITDA. We set our goals to reflect strong year-over-year growth. To achieve 100 percent of target payout, the Company must grow at a rate in excess of historical industry trends. During 2013, we completed an acquisition of a magnitude that was not contemplated when, in early 2012 and 2013, we originally set our three-year goals for PSUs tied to year-end 2014 and 2015 company performance. Because of this acquisition, in accordance with provisions in the Plan to adjust performance targets on outstanding awards for unusual events, we increased the revenue and EBITDA goals for PSUs tied to 2014 and 2015 fiscal years' performances. We did this because, had we left the metrics as originally planned, we believed PSU recipients would have received an enlargement of benefits not intended in the original award design.

During 2013, the NEOs were granted the following PSUs tied to 2015 Company performance:

Named Executive Officer	Total PSUs Granted in 2013 at Target Company Performance
Stead	10,000
Key	40,000
Yergin	20,000
Gupta	15,000
Menke	10,000
Hyatt	8,000
Walker	10,400

Awards of PSUs were generally granted in February 2013 in connection with our annual equity incentive program. Messrs. Gupta and Menke were granted their PSUs in April 2013 in connection with their new employment, and Mr. Stead received his award in April 2013 in connection with his appointment as Executive Chairman, effective in June 2013. Mr. Key received 25,000 PSUs in February 2013 as part of his annual grant and an additional award of 15,000 PSUs in June 2013 in connection with his promotion to President and CEO.

For the annual equity incentive program, a market range of shares between the 50th and 75th percentile was utilized for our NEOs. Within this market range, each individual was granted a differentiated award based on the Committee's evaluation of performance, potential, and an analysis of outstanding unvested equity. Pursuant to the terms of his employment agreement, Dr. Yergin is eligible to receive annual grants of 20,000 PSUs. The PSUs granted to Mr. Gupta were based on the role he was filling, his prior experience, competitive market rates, and in consideration of equity compensation he forfeited from his prior employer in order to begin work for IHS. The PSUs granted to Mr. Menke in connection with his employment offer were based on the role he was filling, his prior experience as a CEO, and competitive market rates.

In addition to the PSUs listed in the table above, in February 2013, Mr. Hyatt received an award of 3,000 PSUs that vest over two years based upon his meeting individual performance metrics related to his new role as CFO.

Grants of Time-Based Restricted Stock Units

Our equity incentives continue to be focused on PSUs and a strong link to stockholder value creation; however, we believe time-based RSUs provide a necessary retention tool. For this reason, in April 2013, we approved RSUs for Messrs. Hyatt and Walker to retain them during the CEO transition period. Also, in April 2013, Messrs. Gupta and Menke received RSUs in connection with their offers of employment and the number reflected what we believe were competitive market rates and the experience each was bringing to IHS. In December 2012, Mr. Key received an award of RSUs to recognize his increasing executive leadership role, and as part of our CEO succession plan.

Named Executive Officer	Total RSUs Granted in 2013
Key	20,000
Gupta	10,000
Menke	10,000
Hyatt	2,500
Walker	2,500

Stock Ownership Guidelines

The Committee believes that senior management should have a significant equity interest in the Company. In order to promote equity ownership and further align the interests of management with our stockholders, the Committee has share retention and ownership guidelines for executive officers.

Named Executive Officer	Multiple of Salary Required to Hold in Equity
Stead	5
Key	4
Yergin	4
All Other Executive Officers	3

An executive officer has until the later of December 1, 2014, or the date that is three years after the date of his or her appointment as an executive officer to become compliant with the holding requirements. As of the Record Date, Messrs. Stead and Key and Dr. Yergin were in compliance with the ownership guidelines, and Messrs. Gupta, Menke, and Hyatt had not yet reached their respective compliance deadlines.

Retirement Benefits and Perquisites

We maintain qualified defined benefit and defined contribution plans with an employer match available to all U.S. employees, including the NEOs, employed prior to January 1, 2012. Messrs. Gupta and Menke are not eligible for pension benefits because they joined after January 1, 2012.

The Company has an unfunded nonqualified defined benefit plan that restores benefits that are not able to be provided under the qualified defined benefit plan due to limits imposed by the Internal Revenue Code. The NEOs are eligible to participate in this plan. We do not provide any other type of nonqualified retirement plan for our NEOs.

We also provide our NEOs with life and medical insurance, pension, and other benefits generally available to all employees. Overall, the Committee believes that the Company provides only *de minimis* perquisites to our executive officers. None of our NEOs received perquisites above the applicable reporting threshold during fiscal 2013, except for Mr. Gupta, who received relocation services in connection with his commencement of employment.

Employment Contracts, Termination of Employment Arrangements, and Change in Control Arrangements

We do not have an employment agreement with Mr. Stead, our Executive Chairman. Prior to 2013, we had entered into employment agreements with Mr. Key, Dr. Yergin, and Mr. Walker. During 2013, we entered into employment agreements with Messrs. Gupta, Menke and Hyatt. The agreements do not entitle the NEO to employment for any specified period of time, but they do provide a description of what is expected of the NEO, compensation elements for which they are eligible, and benefits due to them, if any, upon termination of employment. The employment agreements exclude any protection in the event the NEO chooses to voluntarily terminate employment.

The particular events that trigger benefits upon employment termination are based on common practices within our peer group for executive severance protections.

Providing severance and other protections enables the following:

- Neutrality with respect to a potential change in control that allows an executive to focus on stockholder interest and not future employment;
- Retention of executives involved in the negotiation, consummation, and/or implementation of a change in control;
- Attracting executives from other industries and geographical regions;
- Competitive employment arrangements; and
- Bridge to future employment opportunities.

In the event of any change in control scenario, other than with respect to the acceleration of vesting of stock awards, a double trigger (ownership change and subsequent termination of employment) is required before any benefits under the arrangement are due to the NEO. The termination benefits are intended to be average versus the market and designed to protect stockholder value.

In September 2013, Mr. Walker notified the Company that he would not be renewing his employment agreement, and we entered into a new agreement with Mr. Walker related to his conclusion of service as Executive Vice President, Global Finance. The Committee approved this agreement primarily to ensure a smooth transition in our executive leadership team and to recognize Mr. Walker's contributions during his years of service. Under the agreement, Mr. Walker agreed to remain an executive officer through February 1, 2014, and the Company agreed to accelerate the vesting of 27,900 shares of pre-existing time- and performance-based equity awards and provide an end-of-service cash payment of $150,000. In the agreement, Mr. Walker released the Company from all claims on customary terms and conditions.

Impact of Accounting and Tax Treatment

The Committee considers the anticipated accounting and tax treatment to IHS and to the executive officers in its decision-making process. From an accounting perspective, the Committee wishes to ensure that there are no significant negative accounting implications due to the design of the compensation program.

The short-term and equity incentive plans are generally designed to meet the requirements of Section 162(m) of the Internal Revenue Code. However, the Committee may in the future take actions that it determines are necessary or appropriate to further the best interests of stockholders or to achieve our compensation objectives, but that could cause us to lose all or part of the deduction under Section 162(m) of the Internal Revenue Code.

Our compensation program is also designed with Section 409A of the Internal Revenue Code in mind, so as to avoid additional taxes for our executive officers.

Executive Compensation Tables

2013 Summary Compensation Table

The following summary compensation table sets forth information concerning aggregate compensation earned by or paid to: (i) each person who served as our CEO during the fiscal year; (ii) each person who served as our Principal Financial Officer during the year; and (iii) our three other most highly compensated executive officers who served in such capacities as of November 30, 2013. As noted above, we refer to these individuals as our "named executive officers" ("NEOs").

2013 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3)	All Other Compensation ($)(4)	Total ($)
Jerre L. Stead(5)	2013	507,928	1,010,700	505,544	(69,318)	882	1,955,736
Executive Chairman	2012	617,796	4,181,038	—	298,778	1,109	5,098,721
	2011	602,154	4,084,000	—	4,292	1,080	4,691,526
Scott Key	2013	752,500	6,012,850	526,899	36,372	12,675	7,341,296
President and	2012	599,615	4,018,270		75,390	12,323	4,705,598
Chief Executive Officer	2011	527,061	5,319,050	—	43,538	11,989	5,901,638
Daniel Yergin	2013	615,077	2,073,400	434,000	61,508	12,585	3,196,570
Vice Chairman	2012	602,308	2,336,360	—	66,086	12,330	3,017,084
	2011	600,000	1,800,540	—	87,770	12,105	2,500,415
Anurag Gupta(6) .... Executive Vice President, Strategy, Products and Operations	2013	387,019	2,526,750	201,801	—	95,021	3,210,591
Sean Menke(6) .... Executive Vice President, Resources	2013	353,365	2,021,400	184,254	—	12,105	2,571,124
Todd Hyatt(6) .... Executive Vice President and Chief Financial Officer	2013	347,846	1,392,925	162,242	11,706	12,118	1,926,837
Richard G. Walker(7)	2013	443,846	1,832,979	—	9,525	162,277	2,448,627
Executive Vice	2012	426,635	1,581,536	—	50,127	12,016	2,070,314
President and Chief Financial Officer	2011	382,321	1,546,200	—	23,466	11,725	1,963,712

(1) Reflects the grant-date fair value of RSUs and PSUs assuming target performance level. The value of these awards is calculated in accordance with FASB ASC Topic 718. Any estimated forfeitures are excluded from values reported in this table. For a discussion of the assumptions made in valuing these awards and a description of how we factor forfeitures into our overall equity compensation expense, refer to the "*Stock-based Compensation*" footnote to our financial statements contained in our annual reports on Form 10-K for the fiscal years ended November 30, 2011, 2012, and 2013, respectively.

The value of PSUs in the table above is based on the shares that would be received should the target performance be met. In addition, the PSUs have a maximum payout of 175 percent of target provided a stretch performance goal is met. A comparison of the value of the company-based PSUs at target and maximum performance level is described in the table below.

Value of PSUs Granted During Fiscal Year 2013		
Name	Grant Date Value of PSUs at Target Performance Level ($)	Grant Date Value of PSUs at Maximum Performance Level ($)
Stead	1,010,700	1,768,725
Key	4,164,650	7,288,138
Yergin	2,073,400	3,628,450
Gupta	1,516,050	2,653,088
Menke	1,010,700	1,768,725
Hyatt	829,360	1,451,380
Walker	1,078,168	1,886,794

(2) Represents performance-based cash and stock payments that were paid following the close of the fiscal year for which they were earned. In 2013, the portion of the bonus potential tied to Customer Delight was paid in shares of IHS stock. A 30-day stock price average as of November 15, 2013 was used to determine the number of shares granted. The 2013 payments in cash and stock are as follows:

Named Executive Office	2013 Bonus Paid in Cash ($)	2013 Bonus Paid in Stock ($)	Total Bonus ($)
Stead	288,882	216,662	505,544
Key	301,085	225,814	526,899
Yergin	248,000	186,000	434,000
Gupta	115,315	86,486	201,801
Menke	105,288	78,966	184,254
Hyatt	92,710	69,532	162,242

For 2011 and 2012, prior to the time the bonus amounts would have been determined and approved, each of the NEOs who were NEOs at the time agreed to forgo their annual cash bonuses to provide additional funding for annual cash bonuses to other participants in the bonus plan.

(3) Amounts represent the aggregate change in actuarial value to the NEO of pension benefits accrued during the fiscal year based on the November 30th measurement date used for financial statement reporting purposes. Assumptions used to calculate the change in pension value are discussed in Note 13, *"Pensions and Postretirement Benefits,"* to our financial statements contained in our annual report on Form 10-K for the fiscal years ended November 30, 2011, 2012 and 2013, respectively.

(4) The table below provides a breakdown of Other Annual Compensation in 2013 for each of our NEOs. Mr. Gupta was the only NEO who had perquisites that had a value in excess of $10,000. Included in Mr. Gupta's perquisites were relocation costs of $68,539. The tax payment of $10,482 was for taxes due on the relocation costs.

All Other Compensation						
Name	401(k) Company Matching Contributions ($)	Dollar Value of Life Insurance Premiums ($)	Perquisites ($)	Tax Payments ($)	Termination Payment ($)	Total ($)
Stead	—	882				882
Key	11,475	1,200				12,675
Yergin	11,475	1,110				12,585
Gupta	11,475	690	72,374	10,482		95,021
Menke	11,475	630				12,105
Hyatt	11,475	643				12,118
Walker	11,475	802			150,000	162,277

(5) In 2010, Mr. Stead elected to cease his non-qualified retirement accruals in the Company's Supplemental Income Plan, and then began to receive payments under this plan. Due to these payments, Mr. Stead chose to reduce his salary by the amount that he was receiving through the retirement plan. Under this retirement plan, Mr. Stead received $214,570 in 2011, $215,397 in 2012, and $214,571 in 2013.

(6) For Messrs. Gupta, Menke and Hyatt, compensation is shown only for the years that they were NEOs.

(7) Effective September 18, 2013, IHS and Mr. Walker entered into an agreement regarding the non-renewal of Mr. Walker's employment agreement. The terms of the agreement included provisions related to his continued service through February 1, 2014 (the "Effective Termination Date"). Provisions of the agreement also included (i) payment to Mr. Walker of $150,000 within ten days following the Effective Termination Date and (ii) acceleration of the vesting of 27,900 shares of IHS common stock under previously granted equity awards, with such stock to be delivered within ten days following the Effective Termination Date. In addition, in conjunction with the new agreement and as a condition to receipt of the consideration thereunder, Mr. Walker executed a release that, along with other customary

terms and conditions, released IHS from any and all claims. The value of Mr. Walker's stock awards includes the incremental fair value of the shares of IHS stock, computed as of the modification date, that were accelerated. The Change in Pension Value and Nonqualified Deferred Compensation Earnings for Mr. Walker during 2013 excludes the value of two additional years of age and benefit service that were granted under the Supplemental Income Plan. All Other Compensation includes the $150,000 payment described above.

2013 Grants of Plan-Based Awards During Fiscal Year

The following table provides information regarding grants of plan-based awards to each of our named executive officers during fiscal year 2013. During fiscal year 2013, none of the NEOs received any stock options.

2013 GRANTS OF PLAN-BASED AWARDS

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards(1)			Estimated Future Payouts Under Equity Incentive Plan Awards(2)			All Other Stock Awards Number of Shares of Stock or Units	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Date Award Approved	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)	(#)(3)	($)(4)
Stead			245,550	722,205	1,083,308					
	4/15/2013	4/6/2013				5,000	10,000	17,500		1,010,700
Key			255,922	752,712	1,129,068					
	2/1/2013	12/13/2012				12,500	25,000	43,750		2,591,750
	6/1/2013	4/6/2013				7,500	15,000	26,250		1,572,900
	12/15/2012	10/11/2012							20,000	1,848,200
Yergin			210,800	620,000	930,000					
	2/1/2013	12/13/12				10,000	20,000	35,000		2,073,400
Gupta			130,691	384,384	576,576					
	4/15/2013	1/31/2013				7,500	15,000	26,250	10,000	2,526,750
Menke			119,326	350,959	526,439					
	4/15/2013	1/31/2013				5,000	10,000	17,500	10,000	2,021,400
Hyatt			121,236	356,575	534,863					
	2/1/2013	12/13/12(5)				4,000	8,000	14,000		829,360
	2/15/2013	1/16/2013				—	3,000	—		310,890
	4/15/2013	4/6/2013							2,500	252,675
Walker			150,907	443,846	665,796					
	2/1/2013	12/13/2012				5,200	10,400	18,200		1,078,168
	4/15/2013	4/6/2013							2,500	252,675
	9/18/2013	9/9/2013								502,136(6)

(1) The amounts in these columns reflect ranges of possible payouts under our 2013 annual incentive plan. Under this plan, threshold performance must be met in order for there to be any payout. We made various assumptions to determine the estimated payouts as shown in the table above, including:

- Threshold amounts assume financial performance payout at 30 percent and Customer Delight performance payout at 50 percent.
- Target amounts assume financial and Customer Delight performance payout at 100 percent.
- Stretch, or maximum, amounts assume financial and Customer Delight performance payout at 150 percent.

(2) These awards represent shares of our common stock underlying PSUs granted to our NEOs under our Plan. The vesting of these awards is described under "*Narrative Disclosure to 2013 Summary Compensation Table and 2013 Grants of Plan-Based Awards Table*" below.

(3) Represents shares of our common stock underlying RSUs with time-based vesting granted to our NEOs under the Plan. The vesting of these awards is described under "*Narrative Disclosure to 2013 Summary Compensation Table and 2013 Grants of Plan-Based Awards Table*" below.

(4) The grant date fair value of PSUs is calculated by multiplying the fair market value of a share of our common stock, as determined under the Plan, on the grant date by the target number of shares granted. Under the Plan, the fair market value for a share of our common stock is the average of the high and low trading prices on the date of grant.

(5) On December 13, 2012, the Human Resources Committee of the Board of Directors approved a grant of 5,600 PSUs for Mr. Hyatt to be granted on February 1, 2013. On January 16, 2013, the Committee increased this grant to 8,000 PSUs, all to be granted on February 1, 2013.

(6) On September 18, 2013, per the terms of an agreement between the Company and Mr. Walker related to Mr. Walker's resignation as an executive officer of the Company, the vesting terms were modified for 27,900 RSUs and PSUs previously granted to Mr. Walker. These shares were paid to Mr. Walker after his termination. The grant date value reported in the table represents the incremental fair value of these awards, computed as of the modification date.

Narrative Disclosure to 2013 Summary Compensation Table and 2013 Grants of Plan-Based Awards Table

In fiscal year 2013, all of our non-equity and equity incentive compensation awards were made under and subject to the terms of the Plan.

In 2013, as summarized in the table below, we granted PSUs with company-based performance metrics to each of the NEOs. (See "*Compensation Discussion and Analysis—Elements of Compensation-Grants of Performance-Based Restricted Stock Units*"). These PSUs will be earned after the end of fiscal year 2015 if specified performance goals are met. Mr. Hyatt also received PSUs, described in the table below, that will be earned after the end of fiscal years 2013 and 2014 if specified individual performance goals are met. The awards are paid in shares of common stock, and have dividend equivalent rights that are payable only if the underlying awards vest.

Terms of Performance-Based Restricted Stock Units Granted

Name	Grant Date	Performance-Based Restricted Stock Units Granted	Vesting Terms
Stead	4/15/13	10,000	100% tied to 2015 Company performance
Key	2/1/13	25,000	100% tied to 2015 Company performance
	6/1/13	15,000	100% tied to 2015 Company performance
Yergin	2/1/13	20,000	100% tied to 2015 Company performance
Gupta	4/15/13	15,000	100% tied to 2015 Company performance
Menke	4/15/13	10,000	100% tied to 2015 Company performance
Hyatt	2/1/13	8,000	100% tied to 2015 Company performance
	2/15/13	3,000	100% tied to Individual performance
Walker	2/1/13	10,400	100% tied to 2015 Company performance
TOTAL PERFORMANCE-BASED GRANTS		116,400	

In 2013, as summarized in the table below, we granted RSUs with time-based vesting to Messrs. Key, Gupta, Menke, Hyatt and Walker. (See "*Compensation Discussion and Analysis—Elements of Compensation-Grants of Time-Based Restricted Stock Units*"). The awards are paid in shares of common stock, and have dividend equivalent rights that are payable only if the underlying awards vest.

Terms of Time-Based Restricted Stock Units Granted

	Grant Date	Time-Based Restricted Stock Units Granted	Vesting Terms
Key	12/15/12	20,000	50% vests on the first two anniversaries of the grant date
Gupta	4/15/13	10,000	50% vests on the first two anniversaries of the grant date
Menke	4/15/13	10,000	50% vests on the first two anniversaries of the grant date
Hyatt	4/15/13	2,500	100% vests on the first anniversary of the grant date
Walker	4/15/13	2,500	100% vests on the first anniversary of the grant date
TOTAL TIME-BASED GRANTS		45,000	

In September 2013, the Company and Mr. Walker entered into an agreement related to Mr. Walker's resignation as an executive officer of IHS. In this agreement, the vesting terms were modified for 27,900 PSUs and RSUs so that Mr. Walker would receive the shares underlying these awards after his termination date of February 1, 2014.

Outstanding Equity Awards at 2013 Fiscal Year-End

The following table sets forth information concerning the current holdings of stock options, RSUs, and PSUs by our NEOs as of November 30, 2013, the last day of our fiscal year 2013. The market value of the shares set forth under the "Stock Awards" column was determined by multiplying the number of unvested or unearned shares by $114.43, the closing price of our common stock on November 30, 2013, the last day of our fiscal year. None of the NEOs had unexercisable options at the end of the fiscal year.

OUTSTANDING EQUITY AWARDS AT 2013 FISCAL YEAR-END

	STOCK AWARDS			
Name	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Stead	43,650(1)	4,994,870	50,000(8)	5,721,500
Key	89,218(2)	10,209,216	80,000(8)	9,154,400
Yergin	149,600(3)	17,118,728	40,000(8)	4,577,200
Gupta	10,000(4)	1,144,300	15,000(8)	1,716,450
Menke	10,000(5)	1,144,300	10,000(8)	1,144,300
Hyatt	12,534(6)	1,434,266	17,500(8)	2,002,525
Walker	27,500(7)	3,146,825	25,400(9)	2,906,522

(1) Consists of 4,150 RSUs and 39,500 PSUs. The RSUs vest as follows: 4,150 on February 1, 2014. The PSUs vested on January 15, 2014, based on 2013 financial performance.

(2) Consists of 33,918 RSUs and 55,300 PSUs. The RSUs vest as follows: 8,334 on December 1, 2013; 10,000 on December 15, 2013; 2,250 on February 1, 2014; 3,334 on August 15, 2014; and 10,000 on December 15, 2014. The PSUs vested on January 15, 2014, based on 2013 financial performance.

(3) Consists of 118,000 RSUs and 31,600 PSUs. The RSUs vest as follows: 3,000 on February 1, 2014; 20,000 on July 1, 2014; 20,000 on July 1, 2015; and 25,000 on each July 1 of years 2016 through 2018. The PSUs vested on January 15, 2014, based on 2013 financial performance.

(4) Consists of 10,000 RSUs. The RSUs vest as follows: 5,000 on April 15, 2014 and 5,000 on April 15, 2015.

(5) Consists of 10,000 RSUs. The RSUs vest as follows: 5,000 on April 15, 2014 and 5,000 on April 15, 2015.

(6) Consists of 7,084 RSUs and 5,450 PSUs. The RSUs vest as follows: 1,584 on February 1, 2014; 3,000 on November 15, 2014; and 2,500 on April 15, 2014. 3,950 PSUs vested on January 15, 2014, based on 2013 financial performance, and 1,500 PSUs vested on January 15, 2014, based on 2013 individual performance.

(7) Consists of 3,800 RSUs and 23,700 PSUs. 1,300 of the RSUs vested on February 1, 2014, and the vesting of 2,500 RSUs was accelerated from April 15, 2014 to follow Mr. Walker's February 1, 2014 termination date, pursuant to the terms of an agreement related to Mr. Walker's termination. The PSUs vested on January 15, 2014, based on 2013 financial performance.

(8) These awards consist of PSUs that may vest, depending upon Company performance in 2014 and 2015, respectively. The PSUs have three primary vesting levels: threshold, target, and maximum. If threshold performance is not met, the award will be forfeited. The table above reports the number of PSUs that would vest if the target performance metrics were met. In addition, the following table reports the number of PSUs that would vest if threshold or maximum performance metrics were met. Provided the minimum threshold performance metrics are met, the actual number of PSUs that will vest will be prorated between threshold and target or target and maximum, depending upon the actual performance achieved.

Unearned PSUs Outstanding at End of Fiscal Year 2013

		Threshold		Target		Maximum	
Name	Performance Year	Number of Unearned Units That Have Not Vested (#)	Market Value of Unearned Units That Have Not Vested ($)	Number of Unearned Units That Have Not Vested (#)	Market Value of Unearned Units That Have Not Vested ($)	Number of Unearned Units That Have Not Vested (#)	Market Value of Unearned Units That Have Not Vested ($)
Stead	2014	20,000	2,288,600	40,000	4,577,200	70,000	8,010,100
	2015	5,000	572,150	10,000	1,144,300	17,500	2,002,525
Key	2014	20,000	2,288,600	40,000	4,577,200	70,000	8,010,100
	2015	20,000	2,288,600	40,000	4,577,200	70,000	8,010,100
Yergin	2014	10,000	1,144,300	20,000	2,288,600	35,000	4,005,050
	2015	10,000	1,144,300	20,000	2,288,600	35,000	4,005,050
Gupta	2015	7,500	858,225	15,000	1,716,450	26,250	3,003,788
Menke	2015	5,000	572,150	10,000	1,144,300	17,500	2,002,525
Hyatt	2014	4,000	457,720	8,000	915,440	14,000	1,602,020
	2015	4,000	457,720	8,000	915,440	14,000	1,602,020

(9) As of November 30, 2013, Mr. Walker had 15,000 PSUs linked to 2014 Company performance and 10,400 PSUs linked to 2015 Company performance, at target. These awards had the same terms as described in footnote (8) above. In September 2013, the award terms were modified so that the target number of shares for each award would vest following Mr. Walker's February 1, 2014 termination date, provided Mr. Walker executed a release that released IHS from any and all claims.

Option Exercises and Stock Vested During Fiscal Year 2013

The following table sets forth information concerning the number of shares acquired and dollar amounts realized by each of our NEOs during the fiscal year ended November 30, 2013 on the vesting of RSUs and PSUs. None of our NEOs exercised stock options during 2013.

Option Exercises and Stock Vested During Fiscal Year 2013

	Stock Awards	
Name	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting(1) ($)
Stead	52,334	5,324,469
Key	45,536	4,580,649
Yergin	46,850	4,808,762
Gupta	—	—
Menke	—	—
Hyatt	15,392	1,604,716
Walker	24,714	2,532,298

(1) Value realized on vesting is calculated by multiplying the number of shares vesting by the average of the high and low trading prices on the vesting date (the fair market value as authorized in the Plan). The value realized upon vesting does not necessarily reflect the actual proceeds that may have been or will in the future be received by the named executive officer upon the sale of the shares that vested.

Pension Benefits

IHS sponsors a tax-qualified defined benefit pension plan (Retirement Income Plan) for all U.S. employees employed prior to January 1, 2012. Effective April 1, 2011, IHS changed the Retirement Income Plan benefit formula from 15 percent of pensionable earnings to 10 percent of pensionable earnings for all eligible participants. U.S. employees joining IHS on or after January 1, 2012 are not eligible for the Retirement Income Plan. Messrs. Gupta and Menke are not eligible for pension benefits because they joined after January 1, 2012. The Company also sponsors a nonqualified supplemental retirement plan (Supplemental Income Plan) to provide benefits to participants that are limited by Internal Revenue Code limits that apply to tax-qualified defined benefit plans. Under the Internal Revenue Code, the maximum permissible benefit from the qualified plan, for retirements in 2013, is $205,000 and the annual compensation exceeding $255,000 in 2013 cannot be considered in computing the maximum permissible benefit under the plan. Benefits under the Supplemental Income Plan replace the benefits that would have been provided if the Internal Revenue Code limits were not in place.

The table below sets forth the present value of accumulated benefits payable at age 65 (or later date if applicable) as of November 30, 2013.

2013 Pension Benefits

Name	Plan Name	Number of Years of Credited Service	Present Value of Accumulated Benefit ($)	Payments During Last Fiscal Year ($)
Stead(1)	Qualified	13.0	701,082	—
	Supplemental	35.0	2,653,697	214,571(2)
Key	Qualified	7.6	150,968	—
	Supplemental	7.6	131,689	—
Yergin	Qualified	7.6	240,792	—
	Supplemental	7.6	288,064	—
Hyatt	Qualified	9.6	162,022	—
	Supplemental	9.6	10,711	—
Walker(3)	Qualified	7.0	108,456	—
	Supplemental	7.0	44,771	—

(1) In 2003, Mr. Stead was granted an additional 25 years of benefit service under the Supplemental Income Plan which is $2,110,007 of the present value listed above.

(2) In January 2010, Mr. Stead began receiving payments under the Supplemental Income Plan.

(3) Mr. Walker resigned as an executive officer of the Company on February 1, 2014. Under the terms of a separation agreement, Mr. Walker received two additional years of service under the Company non-qualified retirement plans in which he participated (with a present value of $66,077). (See "Executive Employment Agreements.")

Accrued Benefit

The accrued benefit is calculated according to the formula outlined below:

A: Benefit accrued as of April 30, 2006 equals (i)+(ii)+(iii)*:

i. 1.25 percent of highest five years' average compensation in last 10 years as of April 30, 2006 up to covered compensation times years of benefit service (maximum 30 years), plus

ii. 1.70 percent of highest five years' average compensation in last 10 years as of April 30, 2006 in excess of covered compensation times years of benefit service (maximum 30 years), plus

iii. 0.5 percent of highest five years' average compensation in last 10 years as of April 30, 2006 times years of benefit service in excess of 30 years.

Plus

B: From May 1, 2006 to February 28, 2011, 15 percent of pensionable earnings, payable at age 65 as a lump sum pension.

Plus

C. From March 1, 2011, 10 percent of pensionable earnings, payable at age 65 as a lump sum pension.

* Note that for grandfathered participants, service through February 28, 2011 is covered under Formula A. In the table above, Mr. Stead is the only grandfathered NEO.

Vesting

Participants are 100 percent vested in their benefit at the earlier of the time they are credited with three years of vesting service or the date they reach age 65. Vesting may be accelerated in years in which the Company makes a transfer of surplus plan assets to the retiree medical accounts to provide for retiree medical coverage. Participants who were eligible employees as of May 1, 2006 are fully vested.

Retirement Eligibility

Normal retirement age under the plan is 65, but a participant who terminates employment with at least ten years of vesting service may retire as early as age 55. Under Formula A above, participants who terminate employment after age 55 with ten years of vesting service will receive a benefit reduction equal to 0.5 percent for each month that benefit commencement precedes age 62. Participants who terminate employment before age 55 with ten years of vesting service will receive a benefit reduction equal to 0.5 percent for each month that benefit commencement precedes age 65. Formula A will be actuarially reduced for benefit commencements prior to age 55.

Under Formulas B and C, participants who terminate prior to age 65 will receive a benefit reduction equal to 4.5 percent compounded annually for each year commencement precedes age 65.

Potential Payments upon Termination or Change in Control

The Company has entered into certain agreements that provide for compensation to the NEOs in the event of certain forms of termination of employment, including a change in control. Each of the current NEOs except for Mr. Stead has an employment agreement with the Company. Mr. Walker's employment agreement expired October 31, 2013 and was not renewed. All of the current NEOs including Mr. Stead benefit from accelerated vesting of all or a portion of their equity awards following certain termination events, pursuant to the terms of their equity award agreements.

In addition to the amounts discussed in the tables below, all of the NEOs may receive payouts from our qualified plans in the same manner that any salaried employee would (for instance, life or disability insurance payouts, pension plan payouts, or similar benefits).

The tables below provide details of the nature and amounts of compensation to each NEO, assuming a hypothetical termination on November 30, 2013, the last day of our most recent fiscal year. The tables are based on the following four scenarios:

1. **Voluntary Termination Other Than for Good Reason or Involuntary Termination for Cause**

   This category refers to voluntary terminations by the executive *other* than for Good Reason (including resignations, retirements, or other terminations by mutual agreement, as defined below) as well as terminations by the company for Cause (including willful failure to perform material duties).

2. **Involuntary Termination Without Cause or Termination for Good Reason without Change in Control**

   This category refers to voluntary terminations by the executive for Good Reason or involuntary terminations by the Company without Cause. This form of termination covers events *outside* of a change in control context.

   Mr. Key and Dr. Yergin have Good Reason protections absent a change in control; the other NEOs do not. (Mr. Walker's expired employment agreement also included such protections.)

   For Mr. Key, "Good Reason" is defined as any breach by the Company of its material obligations under each executive's employment agreement, excluding immaterial actions (or failures of action) not taken (or omitted to be taken) in bad faith and which, if capable of being remedied, are remedied by the Company within 30 days of receipt of notice.

   For Dr. Yergin, "Good Reason" is defined the same way, but also may be triggered if Dr. Yergin's principal location of work is moved more than 50 miles (other than any relocation recommended or consented to by Dr. Yergin); it being understood that Dr. Yergin may be required to travel on business to other locations as may be required or desirable in connection with the performance of job duties.

3. **Involuntary Termination Without Cause or Termination for Good Reason with a Change in Control**

   Within each NEO's employment agreement, and under the Plan, "change in control" is defined as follows:

   - the acquisition, directly or indirectly, by any person or group (within the meaning of Section 13(d)(3) of the Exchange Act) of the beneficial ownership of securities of the Company possessing more than 50 percent of the total combined voting power of all outstanding securities of the Company;

- a merger or consolidation in which the Company is not the surviving entity, except for a transaction in which the holders of the outstanding voting securities of the Company immediately prior to such merger or consolidation hold, in the aggregate, securities possessing more than 50 percent of the total combined voting power of all outstanding voting securities of the surviving entity immediately after such merger or consolidation;
- a reverse merger in which the Company is the surviving entity but in which securities possessing more than 50 percent of the total combined voting power of all outstanding voting securities of the Company are transferred to or acquired by a person or persons different from the persons holding directly or indirectly those securities immediately prior to such merger;
- the sale, transfer or other disposition (in one transaction or a series of related transactions) of all or substantially all of the assets of the Company;
- the approval by the stockholders of a plan or proposal for the liquidation or dissolution of the Company; or
- as a result of, or in connection with, any cash tender or exchange offer, merger or other business combination, sale of assets or contested election, or any combination of the foregoing transactions (a "Transaction"), the persons who are members of the Board before the Transaction will cease to constitute a majority of the board of directors of the Company or any successor thereto.

For our NEOs with employment agreements, "Good Reason" following a change in control is defined as follows:

- the material diminution of position (including titles and reporting relationships), duties or responsibilities, excluding immaterial actions not taken in bad faith;
- the breach by the Company of any of its material obligations under the employment agreement, excluding immaterial actions (or failures of action) not taken (or omitted to be taken) in bad faith and which, if capable of being remedied, are remedied by the Company within 30 days after receipt of such notice thereof; or
- the Company's relocation of the executive's principal location of work by more than 50 miles (other than any relocation recommended or consented to by the executive); it being understood that the executive may be required to travel on business to other locations as may be required or desirable in connection with the performance of job duties.

For all executives, unvested equity awards (including PSUs and time-based RSUs) vest automatically in the event of a change in control. For Messrs. Key, Gupta, Menke and Hyatt and Dr. Yergin, other severance is earned if they are terminated involuntarily without Cause or voluntarily with Good Reason within 15 months following a change in control.

4. Death or Disability

For all equity compensation awards under the Plan, "Disability" is defined as a mental or physical illness that entitles one to receive benefits under the Company's long-term disability plan.

Potential Post-Termination Payments Table—Stead

Payments Upon Separation	Voluntary Termination Other Than For Good Reason or Involuntary Termination for Cause ($)	Involuntary Termination Without Cause or Termination for Good Reason (not Related to Change in Control) ($)	Involuntary Termination Without Cause or Termination for Good Reason (Change in Control) ($)	Death ($)	Disability ($)
Cash Compensation:					
Cash Severance(1)	—	—	—	722,205	722,205
Bonus Compensation(1)	—	—	—	—	—
Long-Term Incentive Compensation:					
Performance RSUs (PSUs)(2)	—	—	8,582,250	8,582,250	8,582,250
Time-Based RSUs(3)			474,885	474,885	474,885
Benefits & Perquisites:					
Retirement Enhancement	—	—	—	—	—
Welfare Benefits Continuation	—	—	—	—	—
Outplacement Assistance	—	—	—	—	—
Excise Tax & Gross-Up	—	—	—	—	—
Total	**—**	**—**	**9,057,135**	**9,779,340**	**9,779,340**

(1) Mr. Stead does not have an employment agreement; payments to him upon termination are limited to the provisions of his award agreements for equity compensation, and the terms of our short-term incentive program which provide for a pro-rata bonus payment at Target in the event of death or Disability—presented at Target in this table.

(2) The value for PSUs is based on the Company's stock price at the end of the 2013 fiscal year assuming vesting based on Target performance. Actual awards will vest based on actual performance, once the Board has certified the results. All unvested PSUs vest at Target in the event of death, Disability, or Change in Control, and are forfeited in other forms of termination.

(3) The value of time-based RSUs is based on the Company's stock price at the end of the 2013 fiscal year. Mr. Stead's time-based RSU awards vest in the event of death, Disability, or Change in Control.

Potential Post-Termination Payments Table—Key

Payments Upon Separation	Voluntary Termination Other Than For Good Reason or Involuntary Termination for Cause ($)	Involuntary Termination Without Cause or Termination for Good Reason (not Related to Change in Control) ($)	Involuntary Termination Without Cause or Termination for Good Reason (Change in Control)(4) ($)	Death ($)	Disability ($)
Cash Compensation:					
Cash Severance(1)	—	2,490,000	3,320,000	—	—
Bonus Compensation(1) ..	—	830,000	830,000	830,000	830,000
Long-Term Incentive Compensation:					
Performance RSUs (PSUs)(2)	—	—	13,159,450	13,159,450	13,159,450
Time-Based RSUs(3)	—	—	3,881,237	3,881,237	3,881,237
Benefits & Perquisites:					
Retirement Enhancement(5)	—	144,950	144,950	—	—
Welfare Benefits Continuation(6)	—	22,293	29,724	—	—
Outplacement Assistance	—	18,000	18,000	—	—
Excise Tax & Gross-Up(7)	—	—	9,111,936	—	—
Total	**—**	**3,625,243**	**30,495,297**	**17,900,687**	**17,900,687**

(1) Mr. Key receives a multiple of base salary and target bonus (1.5X for a termination without Cause or for Good Reason, 2X if termination follows a Change in Control) plus a bonus payment at Target (following termination due to Change in Control) or at actual results for the year (following termination outside of a Change in Control—presented at Target in this table).

(2) The value for PSUs is based on the Company's stock price at the end of the 2013 fiscal year assuming vesting based on Target performance. Actual awards will vest based on actual performance, once the Board has certified the results. All unvested PSUs vest at Target in the event of death, Disability, or Change in Control, and are forfeited in other forms of termination.

(3) The value of time-based RSUs is based on the Company's stock price at the end of the 2013 fiscal year. Mr. Key's time-based RSU awards vest in the event of death, Disability, or Change in Control.

(4) Equity awards vest in the event of a Change in Control (i.e. single-trigger); other severance is earned for a qualified termination following a Change in Control.

(5) Mr. Key receives a retirement enhancement in the event of termination without Cause or for Good Reason (either within a Change in Control situation, or outside of one). This is an actuarially calculated value equal to a two-year credit in the retirement programs in which the executives participate. A discussion of the assumptions made in determining this increase is included in the Form 10-K for the period.

(6) Mr. Key receives welfare benefits continuation under certain termination scenarios, equal to 18 months (outside of a Change in Control) or 24 months (following a Change in Control).

(7) Mr. Key is eligible to receive an additional payment sufficient to offset the levying of an excise tax on excess parachute payments (as defined by section 280(g) of the Internal Revenue Code). This payment is only triggered in a Change in Control situation. Mr. Key is in an excise tax position as of November 30, 2013.

Potential Post-Termination Payments Table—Yergin

Payments Upon Separation	Voluntary Termination Other Than For Good Reason or Involuntary Termination for Cause ($)	Involuntary Termination Without Cause or Termination for Good Reason (not Related to Change in Control) ($)	Involuntary Termination Without Cause or Termination for Good Reason (Change in Control)(4) ($)	Death ($)	Disability ($)
Cash Compensation:					
Cash Severance(1)	—	1,860,000	2,480,000	—	—
Bonus Compensation(1)	—	620,000	620,000	620,000	620,000
Long-Term Incentive Compensation:					
Performance RSUs (PSUs)(2)	—	—	6,865,800	6,865,800	6,865,800
Time-Based RSUs(3)	—	13,159,450	13,502,740	6,923,015	6,923,015
Benefits & Perquisites:					
Retirement Enhancement ...	—	—	—	—	—
Welfare Benefits Continuation	—	—	—	—	—
Outplacement Assistance ...	—	18,000	18,000	—	—
Excise Tax & Gross-Up(5) ...	—	—	—	—	—
Total	—	**15,657,450**	**23,486,540**	**14,408,815**	**14,408,815**

(1) Dr. Yergin receives a multiple of base salary and target bonus (1.5X for a termination without Cause or for Good Reason, 2X if termination follows a Change in Control) plus a bonus payment at Target (following termination due to Change in Control) or at actual results for the year (following termination outside of a Change in Control—presented at Target in this table). A portion of Dr. Yergin's cash payment is made during the year following termination.

(2) The value for PSUs is based on the Company's stock price at the end of the 2013 fiscal year assuming vesting based on Target performance. Actual awards will vest based on actual performance, once the Board has certified the results. All unvested PSUs vest at Target in the event of death, Disability, or Change in Control, and are forfeited in other forms of termination.

(3) The value of time-based RSUs is based on the Company's stock price at the end of the 2013 fiscal year. One of Dr. Yergin's unvested awards vests in full upon a Change in Control, or for any termination by the Company other than for Cause, or for a termination by Dr. Yergin for Good Reason, and vests at 50 percent for a termination due to death or Disability. Other unvested awards vest in full in the event of death, Disability, or Change in Control.

(4) Equity awards vest in the event of a Change in Control (i.e. single-trigger); other severance is earned for a qualified termination following a Change in Control.

(5) Dr. Yergin has no excise tax protections in place.

Potential Post-Termination Payments Table—Gupta

Payments Upon Separation	Voluntary Termination Other Than For Good Reason or Involuntary Termination for Cause ($)	Involuntary Termination Without Cause or Termination for Good Reason (not Related to Change in Control) ($)	Involuntary Termination Without Cause or Termination for Good Reason (Change in Control)(4) ($)	Death ($)	Disability ($)
Cash Compensation:					
Cash Severance(1)	—	862,500	1,150,000	—	—
Bonus Compensation(1)	—	431,250	431,250	431,250	431,250
Long-Term Incentive Compensation:					
Performance RSUs (PSUs)(2)	—	—	1,716,450	1,716,450	1,716,450
Time-Based RSUs(3)	—	—	1,144,300	1,144,300	1,144,300
Benefits & Perquisites:					
Retirement Enhancement	—	—	—	—	—
Welfare Benefits Continuation(5)	—	14,778	19,704	—	—
Outplacement Assistance	—	18,000	18,000	—	—
Excise Tax & Gross-Up(6)	—	—	—	—	—
Total	**—**	**1,326,528**	**4,479,704**	**3,292,000**	**3,292,000**

(1) Mr. Gupta receives a multiple of base salary (1.5X for a termination without Cause, 2X if termination follows a Change in Control) plus a pro-rata bonus payment at Target (following termination due to Change in Control) or at actual results for the year (following termination outside of a Change in Control—presented at Target in this table). The terms of our short-term incentive program provide for a pro-rata bonus payment at Target in the event of death or Disability—presented at Target in this table.

(2) The value for PSUs is based on the Company's stock price at the end of the 2013 fiscal year assuming vesting based on Target performance. Actual awards will vest based on actual performance, once the Board has certified the results. All unvested PSUs vest at Target in the event of death, Disability, or Change in Control, and are forfeited in other forms of termination.

(3) The value of time-based RSUs is based on the Company's stock price at the end of the 2013 fiscal year. Mr. Gupta's time-based RSU awards vest in the event of death, Disability, or Change in Control.

(4) Equity awards vest in the event of a Change in Control (i.e. single-trigger); other severance is earned for a qualified termination following a Change in Control.

(5) Mr. Gupta receives welfare benefits continuation under certain termination scenarios, equal to 18 months (outside of a Change in Control) or 24 months (following a Change in Control).

(6) Mr. Gupta has no excise tax protections in place.

Potential Post-Termination Payments Table—Menke

Payments Upon Separation	Voluntary Termination Other Than For Good Reason or Involuntary Termination for Cause ($)	Involuntary Termination Without Cause or Termination for Good Reason (not Related to Change in Control) ($)	Involuntary Termination Without Cause or Termination for Good Reason (Change in Control)(4) ($)	Death ($)	Disability ($)
Cash Compensation:					
Cash Severance(1)	—	787,500	1,050,000	—	—
Bonus Compensation(1)	—	393,750	393,750	393,750	393,750
Long-Term Incentive Compensation:					
Performance RSUs (PSUs)(2)	—	—	1,144,300	1,144,300	1,144,300
Time-Based RSUs(3)	—	—	1,144,300	1,144,300	1,144,300
Benefits & Perquisites:					
Retirement Enhancement	—	—	—	—	—
Welfare Benefits Continuation(5)	—	22,291	29,721	—	—
Outplacement Assistance	—	18,000	18,000	—	—
Excise Tax & Gross-Up(6)	—	—	—	—	—
Total	—	**1,221,541**	**3,780,071**	**2,682,350**	**2,682,350**

(1) Mr. Menke receives a multiple of base salary (1.5X for a termination without Cause, 2X if termination follows a Change in Control) plus a pro-rata bonus payment at Target (following termination due to Change in Control) or at actual results for the year (following termination outside of a Change in Control—presented at Target in this table). The terms of our short-term incentive program provide for a pro-rata bonus payment at Target in the event of death or Disability—presented at Target in this table.

(2) The value for PSUs is based on the Company's stock price at the end of the 2013 fiscal year assuming vesting based on Target performance. Actual awards will vest based on actual performance, once the Board has certified the results. All unvested PSUs vest at Target in the event of death, Disability, or Change in Control, and are forfeited in other forms of termination.

(3) The value of time-based RSUs is based on the Company's stock price at the end of the 2013 fiscal year. Mr. Menke's time-based RSU awards vest in the event of death, Disability, or Change in Control.

(4) Equity awards vest in the event of a Change in Control (i.e. single-trigger); other severance is earned for a qualified termination following a Change in Control.

(5) Mr. Menke receives welfare benefits continuation under certain termination scenarios, equal to 18 months (outside of a Change in Control) or 24 months (following a Change in Control).

(6) Mr. Menke has no excise tax protections in place.

Potential Post-Termination Payments Table—Hyatt

Payments Upon Separation	Voluntary Termination Other Than For Good Reason or Involuntary Termination for Cause ($)	Involuntary Termination Without Cause or Termination for Good Reason (not Related to Change in Control) ($)	Involuntary Termination Without Cause or Termination for Good Reason (Change in Control)(4) ($)	Death ($)	Disability ($)
Cash Compensation:					
Cash Severance(1)	—	1,064,250	1,419,000	—	—
Bonus Compensation(1)	—	279,500	279,500	279,500	279,500
Long-Term Incentive Compensation:					
Performance RSUs (PSUs)(2)	—	—	2,460,245	2,460,245	2,460,245
Time-Based RSUs(3)	—	—	810,622	810,622	810,622
Benefits & Perquisites:					
Retirement Enhancement	—	—	—	—	—
Welfare Benefits Continuation(5)	—	22,291	29,721	—	—
Outplacement Assistance	—	18,000	18,000	—	—
Excise Tax & Gross-Up(6)	—	—	—	—	—
Total	—	**1,384,041**	**5,017,088**	**3,550,367**	**3,550,367**

(1) Mr. Hyatt receives a multiple of base salary and target bonus (1.5X for a termination without Cause, 2X if termination follows a Change in Control) plus a pro-rata bonus payment at Target (following termination due to Change in Control) or at actual results for the year (following termination outside of a Change in Control—presented at Target in this table). The terms of our short-term incentive program provide for a pro-rata bonus payment at Target in the event of death or Disability—presented at Target in this table.

(2) The value for PSUs is based on the Company's stock price at the end of the 2013 fiscal year assuming vesting based on Target performance. Actual awards will vest based on actual performance, once the Board has certified the results. All unvested PSUs vest at Target in the event of death, Disability, or Change in Control, and are forfeited in other forms of termination.

(3) The value of time-based RSUs is based on the Company's stock price at the end of the 2013 fiscal year. Mr. Hyatt's time-based RSU awards vest in the event of death, Disability, or Change in Control.

(4) Equity awards vest in the event of a Change in Control (i.e. single-trigger); other severance is earned for a qualified termination following a Change in Control.

(5) Mr. Hyatt receives welfare benefits continuation under certain termination scenarios, equal to 18 months (outside of a Change in Control) or 24 months (following a Change in Control).

(6) Mr. Hyatt has no excise tax protections in place.

Potential Post-Termination Payments Table—Walker

Payments Upon Separation	Voluntary Termination Other Than For Good Reason or Involuntary Termination for Cause ($)	Involuntary Termination Without Cause or Termination for Good Reason (not Related to Change in Control) ($)	Involuntary Termination Without Cause or Termination for Good Reason (Change in Control) ($)	Death ($)	Disability ($)
Cash Compensation:					
Cash Severance(1)	—	—	—	—	—
Bonus Compensation(1)	—	—	—	—	—
Long-Term Incentive Compensation:					
Performance RSUs (PSUs)(2)	—	—	4,622,972	4,622,972	4,622,972
Time-Based RSUs(3)			434,834	434,834	434,834
Benefits & Perquisites:					
Retirement Enhancement	—	—	—	—	—
Welfare Benefits Continuation	—	—	—	—	—
Outplacement Assistance	—	—	—	—	—
Excise Tax & Gross-Up	—	—	—	—	—
Total	**—**	**—**	**5,057,806**	**5,057,806**	**5,057,806**

(1) On September 18, 2013, Mr. Walker notified the Company that he did not want to extend the term of his employment agreement, which then expired on October 31, 2013. The Company and Mr. Walker entered into a separation agreement, the terms of which were not effective until Mr. Walker executed a release that, along with other customary terms and conditions, released IHS from any and all claims. As of November 30, 2013, payments to Mr. Walker upon termination are limited to the provisions of his award agreements for equity compensation.

(2) The value for PSUs is based on the Company's stock price at the end of the 2013 fiscal year assuming vesting based on Target performance. Actual awards will vest based on actual performance, once the Board has certified the results. All unvested PSUs vest at Target in the event of death, Disability, or Change in Control, and are forfeited in other forms of termination.

(3) The value of time-based RSUs is based on the Company's stock price at the end of the 2013 fiscal year. Mr. Walker's time-based RSU awards vest in the event of death, Disability, or Change in Control.

Material terms of Mr. Walker's Separation Agreement

On September 18, 2013, Mr. Walker notified the Company that he did not want to extend the term of his employment agreement, which then expired on October 31, 2013. Effective February 1, 2014, Mr. Walker resigned from the Company. The Company and Mr. Walker concluded a separation agreement with the following material terms (see "Executive Employment Agreements"):

- Mr. Walker received cash severance in the amount of $150,000;
- Vesting of Mr. Walker's 27,900 RSUs and PSUs previously granted was accelerated. The value of this accelerated equity, using the Company's stock price as of November 30, 2013, is $3,192,597; and
- Mr. Walker also received credit for two additional years of service under the Company non-qualified retirement plans in which he participated (with a present value of $66,077) and continued coverage under the Company's medical, dental and vision plans for a period of 18 months following his termination date.

Executive Employment Agreements

We have entered into an employment agreement with each of our NEOs, except for our Executive Chairman, who does not have an employment agreement. Each of our NEOs, other than our Executive Chairman, has an employment agreement that sets forth the terms of employment and details the compensation elements and benefits, if any, due to that executive upon termination of employment.

Below are descriptions of the employment agreements with our NEOs. These descriptions are intended to be summaries and do not describe all provisions of the agreements. You will find the full text of each agreement filed as exhibits to our public filings with the SEC.

Each of the employment agreements described below provides for certain benefits upon termination of employment (for a summary of these benefits, see "*Potential Payments upon Termination or Change in Control*" above).

Scott Key. Effective October 31, 2007, we entered into an employment agreement with Mr. Key that included the following provisions.

Term. The agreement has an initial term of one year and it renews automatically on each anniversary of that date for an additional one-year period, unless Mr. Key's employment is terminated earlier in accordance with the agreement or either party notifies the other party in writing at least 30 days prior to the applicable anniversary of the commencement date.

Base salary, bonus, and benefits. The agreement with Mr. Key provides for a base salary to be reviewed and increased by the Human Resources Committee of our Board in its sole discretion (as described under "*Compensation Discussion and Analysis*" above). Under his agreement, Mr. Key is eligible for an annual bonus pursuant to our then current annual incentive plan. Mr. Key is also entitled to participate in the employee benefits plans, programs, and arrangements as are customarily accorded to our executives. Mr. Key's agreement has been amended as follows: (a) on November 7, 2007, to modify the severance and change in control benefits provided by the agreement (as described in "*Potential Payments upon Termination or Change in Control*" above); (b) on October 22, 2009, to state that the calculation of performance-related bonus amounts will be based on actual financial results upon involuntary termination without Cause; and (c) on December 3, 2010, to provide that severance becomes payable on termination only when he executes a release of claims in favor of the Company and to make technical changes to assure compliance under Section 409A of the Internal Revenue Code.

Tax indemnity. Under Mr. Key's agreement, if any amounts or benefits received are subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, an additional payment will be made to restore him to the after-tax position that he would have been accorded if the excise tax had not been imposed.

Covenants. Under Mr. Key's agreement, he has agreed to maintain the confidentiality of our proprietary or confidential information at all times during his employment and thereafter unless first obtaining our prior written consent, and he has assigned to us all of the intellectual property rights in any work product created or developed by him during the term of his employment. He has also agreed not to compete with us during his term of employment and for a restricted period, as described below, after any termination of employment. Mr. Key has also agreed not to solicit, hire, or cause to be hired any of our employees or employees of any of our subsidiaries for or on behalf of any competitor during that restricted period. Under the agreement, the "restricted period" means the longer of (i) the one-year period following his termination of employment or (ii) in the event he receives payments as a result of his resignation for good reason, termination without cause, or following a change in control, in an amount greater than one year of his then base salary, the period following his termination of employment equal to the total number of months upon which those payments are calculated, up to a maximum period of two years.

Daniel Yergin. In July 2010, we entered into a new employment agreement with Daniel Yergin. This new employment agreement replaced Dr. Yergin's prior employment agreement dated September 1, 2004, and was intended to reflect the unique value that Dr. Yergin brings to IHS (see "*Compensation Discussion and Analysis*" above).

The following is a description of the material terms of our agreement with Dr. Yergin.

Term. The effective date of Dr. Yergin's agreement is July 2, 2010. It has an initial term of one year and it renews automatically on each anniversary of that date for an additional one-year period, unless Dr. Yergin's employment is terminated earlier in accordance with his agreement or either party notifies the other party in writing at least 30 days prior to the applicable anniversary of the commencement date.

Base salary, bonus and benefits. The agreement provides for a base salary, to be reviewed and increased by the Human Resources Committee of our Board in its sole discretion (as described under "*Compensation Discussion and Analysis*" above). Dr. Yergin is eligible for an annual bonus of up to 100 percent of his base salary (at "target" performance) or up to 150 percent for meeting predetermined objectives. Any bonus would be subject to our then-current annual incentive plan. Dr. Yergin is also entitled to participate in the employee benefits plans, programs, and arrangements as are customarily accorded to our executives.

Equity Incentives. Under the agreement, Dr. Yergin is eligible to receive annual grants of 20,000 PSUs, up to an aggregate maximum of 100,000 PSUs. In addition, Dr. Yergin received a one-time award of 175,000 RSUs as of the effective date of his agreement. Those RSUs vest over a period of eight years.

Covenants. Dr. Yergin has agreed to maintain the confidentiality of our proprietary or confidential information at all times during his employment and thereafter unless first obtaining our prior written consent, and he has assigned to us all of the intellectual property rights in any work product created or developed by him during the term of his employment. He has also agreed not to compete with us during the term of his employment and for a restricted period, as described below, after any termination of employment, subject to specific exclusions and definitions of permissible advisory and academic activities. He has also agreed not to solicit, hire, or cause to be hired any of our employees or employees of any of our subsidiaries for or on behalf of any competitor during that restricted period. Under Dr. Yergin's agreement, the "restricted period" means the two-year period following termination of his employment.

Anurag Gupta and Sean Menke. Effective April 2, 2013, we entered into employment agreements with Messrs. Gupta and Menke that included the following provisions.

Term. The agreements with Messrs. Gupta and Menke are not contracts of employment and do not entitle Messrs. Gupta and Menke to employment for any specified period of time and their respective employment will continue to be considered employment-at-will.

Base salary, bonus and benefits. The agreements provide for a base salary to be reviewed and increased at the discretion of our management. Messrs. Gupta and Menke will be eligible to participate in the 2014 fiscal year IHS Annual Incentive Plan with a target bonus of 75% of their respective base salaries (at "target" performance) or up to 150 percent for meeting predetermined objectives, which bonus payout will be based on actual business results and their respective individual performance. Messrs. Gupta and Menke are also entitled to participate in the employee benefits plans, programs, and arrangements as are customarily accorded to our executives. Mr. Gupta was also eligible for relocation assistance under the IHS relocation policy.

Equity Incentives. In accordance with their agreements, Messrs. Gupta and Menke each received 10,000 RSUs, which are scheduled to vest 50 percent on the first anniversary of the grant date and 50 percent on the second anniversary of the grant date. In addition, Mr. Gupta received 15,000 PSUs (meaning he could receive between 0 and 26,250 shares of IHS stock no later than February 29, 2016, depending on performance results) and Mr. Menke received 10,000 PSUs (meaning he could receive between 0 and 17,500 shares of IHS stock no later than February 29, 2016, depending on performance results). Each of Mr. Gupta and Mr. Menke is eligible to participate in the IHS Long-Term Incentive Program.

Covenants. Under the agreements for Messrs. Gupta and Menke, they have each agreed to maintain the confidentiality of our proprietary or confidential information at all times during their respective employment and thereafter, unless first obtaining our prior written consent, and they have each assigned to us all of the intellectual property rights in any innovations created or developed by them during the terms of their respective employment. They have each also agreed not to compete with us during their respective employment and for a period of twelve months after any termination thereof. Messrs. Gupta and Menke have each also agreed not to solicit, hire, or cause to be hired any of our customers, employees, consultants or suppliers in their respective Employing Business Group for or on behalf of any competitor during such period. Under the agreement, an "Employing Business Group" means the unit(s) of the Company in which they were employed, that they managed and/or to which they provided significant services during the twelve months prior to their respective termination.

Todd Hyatt. Effective November 1, 2013, we entered into an employment agreement with Mr. Hyatt that included the following provisions.

Term. Mr. Hyatt's agreement is not a contract of employment and does not entitle Mr. Hyatt to employment for any specified period of time and his employment will continue to be considered employment-at-will.

Base salary, bonus and benefits. The agreement provides for a base salary to be reviewed and increased at the discretion of our management. Mr. Hyatt will be eligible to participate in the 2014 fiscal year IHS Annual Incentive Plan with a target bonus of 75% of his base salary, which bonus payout will be based on actual business results. Mr. Hyatt is also entitled to participate in the employee benefits plans, programs, and arrangements as are customarily accorded to our executives.

Equity Incentives. In accordance with his agreement, Mr. Hyatt is eligible to participate in the IHS Long-Term Incentive Program.

Covenants. Under Mr. Hyatt's agreement, he has agreed to maintain the confidentiality of our proprietary or confidential information at all times during his employment and thereafter, unless first obtaining our prior written consent, and he has assigned to us all of the intellectual property rights in any work product created or developed by him during the term of his employment.

Richard Walker. The employment agreement with Mr. Walker includes the following provisions.

Term. The agreement has an effective date of October 31, 2007 and an initial term of one year and it renews automatically on each anniversary of that date for an additional one-year period, unless Mr. Walker's employment is terminated earlier in accordance with the agreement or either party notifies the other party in writing at least 30 days prior to the applicable anniversary of the commencement date.

Base salary, bonus, and benefits. The agreement with Mr. Walker provides for a base salary to be reviewed and increased by the Human Resources Committee of our Board in its sole discretion (as described under "*Compensation Discussion and Analysis*" above). Under his agreement, Mr. Walker is eligible for an annual bonus pursuant to our then current annual incentive plan. Mr. Walker is also entitled to participate in the employee benefits plans, programs, and arrangements as are customarily accorded to our executives. Mr. Walker's agreement has been amended as follows: (a) on November 7, 2007, to modify the severance and change in control benefits provided by the agreement (as described in "*Potential Payments upon Termination or Change in Control*" above); (b) on October 22, 2009, to state that the calculation of performance-related bonus amounts will be based on actual financial results upon involuntary termination without Cause; and (c) on December 3, 2010, to provide that severance becomes payable on termination only when he executes a release of claims in favor of the Company and to make technical changes to assure compliance under Section 409A of the Internal Revenue Code.

Tax indemnity. Under Mr. Walker's agreement, if any amounts or benefits received are subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, an additional payment will be made to restore him to the after-tax position that he would have been accorded if the excise tax had not been imposed.

Covenants. Under Mr. Walker's agreement, he has agreed to maintain the confidentiality of our proprietary or confidential information at all times during his employment and thereafter unless first obtaining our prior written consent, and he assigned to us all of the intellectual property rights in any work product created or developed by him during the term of his employment. He has also agreed not to compete with us during his term of employment and for a restricted period, as described below, after any termination of employment. Mr. Walker has also agreed not to solicit, hire, or cause to be hired any of our employees or employees of any of our subsidiaries for or on behalf of any competitor during that restricted period. Under the agreement, the "restricted period" means the longer of (i) the one-year period following his termination of employment or (ii) in the event he receives payments as a result of his resignation for good reason, termination without cause, or following a change in control, in an amount greater than one year of his then base salary, the period following his termination of employment equal to the total number of months upon which those payments are calculated, up to a maximum period of two years.

New Agreement. Effective September 18, 2013, we entered into a new agreement with Mr. Walker regarding the non-renewal of his employment agreement. The terms of the new agreement include provisions related to his continued service through February 1, 2014 (the "Effective Termination Date"). Provisions of the new agreement also include (i) payment to Mr. Walker of $150,000 within ten days following the Effective Termination Date, (ii) credit for two additional years for purposes of each of the age and service requirements of his non-qualified retirement related employee benefit plans in which he participated as of the Effective Termination Date, and (iii) acceleration of the vesting of 27,900 shares of IHS common stock under previously granted equity awards, with such stock to be delivered within ten days following the Effective Termination Date. In addition, in conjunction with the new agreement and as a condition to receipt of the consideration thereunder, Mr. Walker executed a release that, along with other customary terms and conditions, released IHS from any and all claims.

Certain Relationships and Related Transactions

Review and Approval of Related Person Transactions

We follow processes and policies, including our written policy on Related Party Transactions, that are designed to detect and, if appropriate, approve and disclose any transaction that would constitute a "related person transaction" under SEC rules. Such transactions include any transaction in which the amount involved would exceed $120,000 and the parties would include any IHS directors, nominees for director, executive officers, greater than five percent stockholders, or any immediate family members or affiliates of any of them. It could include direct or indirect interests in the transaction or the parties involved.

Our Board of Directors has delegated the responsibility for reviewing related person transactions to the Nominating and Corporate Governance Committee. To support this process, each year we solicit internal disclosure of any transactions between IHS and its directors and officers, their immediate family members, and their affiliated entities, including the nature of each transaction and the amount involved. The Nominating and Corporate Governance Committee annually reviews and evaluates such information for each director as part of its assessment of each director's independence.

In addition, all directors, officers, and employees of IHS are governed by the IHS Business Code of Conduct and our Conflict of Interest Policy that requires directors to inform the Corporate Secretary, and employees to inform the General Counsel or Chief Compliance Officer, of any existing or proposed relationship, financial interest, or business transaction that could be, or might appear to constitute, a conflict of interest.

If the Nominating and Corporate Governance Committee were presented with a proposed related party transaction, it would evaluate the business purpose and the risks involved to ensure that the proposed transaction would be in the best interest of IHS and its stockholders. Factors would include determining whether the transaction would be as favorable to IHS as comparable transactions with non-related parties as well as a requirement that the related party transaction follow the same bidding, review, and approval processes and the same standards that would apply to comparable transactions with unaffiliated entities.

Relationships with Security Holders

As of the Record Date, TBG Limited ("TBG"), a Malta company, was the holder, through indirect ownership of Conscientia Investments Limited ("Conscientia"), of shares with an aggregate voting power of approximately 1.1 percent. We have entered into an agreement with TBG in which each party has agreed to provide certain indemnities to the other. This agreement generally provides that we will indemnify TBG for liabilities relating to our properties and core business, and that TBG will indemnify us for liabilities relating to any properties, businesses, or entities that are now or were historically owned by TBG or its affiliates (other than our properties and core business). We do not face, and have not in the past faced, liabilities with respect to any properties, businesses, or entities that are not part of our core business but are now or were historically owned by TBG or its affiliates and we do not anticipate incurring such liabilities in the future.

Registration Rights Agreement

We are party to an agreement with Conscientia that provides it with certain registration rights. At any time upon its written request, we will be required to use our best efforts to effect, as expeditiously as possible, the registration of all or a portion of its shares of common stock, provided that the aggregate proceeds of the offering is expected to equal or exceed $50 million. The agreement provides for up to four demand registrations. Conscientia exercised a demand registration in each of June 2012 and January 2014. However, we will not be required to effect more than one demand registration within any twelve-month period and we will have the right to preempt any demand registration with a primary registration, in which case Conscientia will have incidental registration rights. It will also have incidental rights to request that its shares be included in any registration of our common stock, other than registrations on Form S-8 or Form S-4, registrations for our own account pursuant to Rule 415, or in compensation or acquisition related registrations. The foregoing summary does not include the full text or all of the terms and conditions contained in the registration rights agreement. A copy of the agreement is available for review as an exhibit to Company filings that you may access on the SEC website, *www.sec.gov*, or under the Investor Relations section of the IHS website, *www.ihs.com*.

Stockholder Proposals for the 2015 Annual Meeting

If a stockholder wishes to present a proposal to be included in our Proxy Statement for the 2015 Annual Meeting of Stockholders, the proponent and the proposal must comply with these instructions and the proxy proposal submission rules of the SEC. One important requirement is that the proposal be received by the Corporate Secretary of IHS no later than October 31, 2014. Proposals we receive after that date will not be included in the Proxy Statement for the 2015 Annual Meeting. We urge stockholders to submit proposals by certified mail, return receipt requested.

A stockholder proposal not included in our proxy statement for the 2015 Annual Meeting will be ineligible for presentation at the 2015 Annual Meeting unless the stockholder gives timely notice of the proposal in writing to the Corporate Secretary of IHS at the principal executive offices of IHS:

IHS Inc.
Attn: Corporate Secretary
15 Inverness Way East
Englewood, CO 80112

In order to be timely under our Bylaws, notice of stockholder proposals related to stockholder nominations for the election of directors must be received by the Corporate Secretary of IHS—in the case of an annual meeting of the stockholders, no later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the anniversary date of the immediately preceding annual meeting of stockholders. If the next annual meeting is called for a date that is more than 30 days before or more than 70 days after that anniversary date, notice by the stockholder in order to be timely must be received not earlier than the close of business on the 120th day prior to such annual meeting or not later than the close of business on the later of the 90th day prior to such annual meeting or the 10th day following the day on which public announcement is first made by IHS of the date of such meeting.

If the number of directors to be elected to the Board at an annual meeting is increased and IHS has not made a public announcement naming the nominees for the additional directorships at least 100 days prior to the first anniversary of the preceding year's annual meeting of stockholders, a stockholder's notice will be considered timely (but only with respect to nominees for the additional directorships) if it is delivered to the Corporate Secretary of IHS not later than the close of business on the 10th day following the day on which such public announcement is first made by IHS.

Stockholder nominations for the election of directors at a special meeting of the stockholders must be received by the Corporate Secretary of IHS no earlier than the close of business on the 120th day prior to such special meeting and not later than the close of business on the later of the 90th day prior to such special meeting or the 10th day following the day on which public announcement is first made of the date of such special meeting and of the nominees proposed by the Board to be elected at such meeting.

A stockholder's notice to the Corporate Secretary must be in proper written form and must set forth information related to the stockholder giving the notice and the beneficial owner (if any) on whose behalf the nomination is made, including:

- the name and record address of the stockholder and the beneficial owner;
- the class and number of shares of the Company's capital stock which are owned beneficially and of record by the stockholder and the beneficial owner;

- a representation that the stockholder is a holder of record of the Company's stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to bring the nomination before the meeting; and
- a representation as to whether the stockholder or the beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to elect the nominee, or otherwise to solicit proxies from stockholders in support of such nomination.

As to each person whom the stockholder proposes to nominate for election as a director, the notice must include:

- all information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to the Securities Exchange Act of 1934; and
- the nominee's written consent to being named in the proxy statement as a nominee and to serving as a director if elected.

Notice procedures for stockholder proposals not related to director nominations, in the case of an annual meeting of stockholders, are the same as the notice requirements for stockholder proposals related to director nominations discussed above insofar as they relate to the timing of receipt of notice by the Secretary.

A stockholder's notice to the Corporate Secretary of IHS must be in proper written form and must set forth, as to each matter the stockholder and the beneficial owner (if any) proposes to bring before the meeting:

- a description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, if such business includes a proposal to amend the Company's Bylaws, the language of the proposed amendment), the reasons for conducting the business at the meeting and any material interest in such business of such stockholder and beneficial owner on whose behalf the proposal is made;
- the name and record address of the stockholder and beneficial owner;
- the class and number of shares of the Company's capital stock which are owned beneficially and of record by the stockholder and the beneficial owner;
- a representation that the stockholder is a holder of record of the Company's stock entitled to vote at the meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such business; and
- a representation as to whether the stockholder or the beneficial owner intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Company's outstanding capital stock required to approve or adopt the business proposal, or otherwise to solicit proxies from stockholders in support of such proposal.

You may obtain a copy of the current rules for submitting stockholder proposals from the SEC at:

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

or through the SEC's website at *www.sec.gov*.

The IHS 2013 Annual Report on Form 10-K has been mailed with this Proxy Statement.

You may also review that document and all exhibits on our website (*www.ihs.com*).

We will provide printed copies of exhibits to the Annual Report on Form 10-K, but will charge a reasonable fee per page to any requesting stockholder. Send that request in writing to IHS Inc. at 15 Inverness Way East, Englewood, Colorado 80112, Attention: Investor Relations.

The request must include a representation by the stockholder that as of our Record Date, February 18, 2014, the stockholder was entitled to vote at the Annual Meeting.

Other Matters

The Board does not know of any other business that will be presented at the Annual Meeting. If any other business is properly brought before the Annual Meeting, your proxy holders will vote on it as they think best unless you direct them otherwise in your proxy instructions.

Whether or not you intend to be present at the Annual Meeting, we urge you to submit your signed proxy promptly.

By Order of the Board of Directors,

Stephen Green
Executive Vice President, Legal and Corporate Secretary

February 26, 2014

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended November 30, 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number 001-32511

IHS INC.
(Exact name of registrant as specified in its charter)

Delaware **(State or Other Jurisdiction of Incorporation or Organization)**	**13-3769440** **(IRS Employer Identification No.)**

15 Inverness Way East
Englewood, CO 80112
(Address of Principal Executive Offices)
(303) 790-0600
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Class A Common Stock, $0.01 par value per share Series A junior participating preferred stock purchase rights (attached to the Class A Common Stock)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act:
None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐
Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller Reporting Company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the voting and non-voting common equity held by non-affiliates, based upon the closing price for the Class A Common Stock as reported on the New York Stock Exchange composite tape on the last business day of the registrant's most recently completed second fiscal quarter, was approximately $4.4 billion. All executive officers, directors, and holders of five percent or more of the outstanding Class A Common Stock of the registrant have been deemed, solely for purposes of the foregoing calculation, to be "affiliates" of the registrant.

As of December 31, 2013, there were 67,404,285 shares of our Class A Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of the Form 10-K, to the extent not set forth herein, is incorporated herein by reference from the registrant's definitive proxy statement on Schedule 14A for the Annual Meeting of Stockholders to be held on April 8, 2014, to be filed with the Securities and Exchange Commission pursuant to Regulation 14A not later than 120 days after the close of the registrant's fiscal year.

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TABLE OF CONTENTS

Cautionary Note Regarding Forward-Looking Statements

This annual report on Form 10-K contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "goal," "seek," "aim," "strive," "believe," "project," "predict," "estimate," "expect," "continue," "strategy," "future," "likely," "may," "might," "should," "will," the negative of these terms, and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding: guidance and predictions relating to expected operating results, such as revenue growth and earnings; strategic actions, including acquisitions and dispositions, anticipated benefits from strategic actions, and our success in integrating acquired businesses; anticipated levels of capital expenditures in future periods; our belief that we have sufficient liquidity to fund our ongoing business operations; expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings; and our strategy for customer retention, growth, product development, market position, financial results, and reserves.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: economic and financial conditions, including volatility in interest and exchange rates; our ability to successfully manage risks associated with changes in demand for our products and services as well as changes in our targeted industries; our ability to develop new platforms to deliver our products and services, pricing, and other competitive pressures, and changes in laws and regulations governing our business; the extent to which we are successful in gaining new long-term relationships with customers or retaining existing ones and the level of service failures that could lead customers to use competitors' services; our ability to successfully identify and integrate acquisitions into our existing businesses and manage risks associated therewith; and the other factors described under the caption "Risk Factors" in this annual report on Form 10-K, along with our other filings with the U.S. Securities and Exchange Commission (SEC).

Any forward-looking statement made by us in this annual report on Form 10-K is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

* * * *

Fiscal Year End

Our fiscal year ends on November 30 of each year. Unless otherwise indicated, references in this Annual Report to an individual year means the fiscal year ended November 30. For example, "2013" refers to the fiscal year ended November 30, 2013.

PART I

Item 1. Business

Overview

IHS Inc., a Delaware corporation (NYSE: IHS) ("IHS" or "we" or "us" or "our"), is a leading source of information, insight and analytics in critical areas that shape today's business landscape. Businesses and governments in more than 165 countries around the globe rely on our comprehensive content, expert independent analysis, and flexible delivery methods. Our aim is to embed our solutions within the entire spectrum of our customers' organization, enabling executive level capital deployment strategies and following decision-making activities throughout their organizations to front-line employees tasked with managing their company's complex core daily operations. We have been in business since 1959 and became a publicly traded company on the New York Stock Exchange in 2005. Headquartered in Englewood, Colorado, USA, we are committed to sustainable, profitable growth and employ approximately 8,000 people in more than 31 countries around the world.

Vision

Our vision is to be *the* Source for Critical Information and Insight that powers growth and value for our customers. We intend to be the source that customers trust, rely upon and come to first when they need to better understand the present and anticipate the future.

Corporate Objectives

To achieve our vision to be *the* Source for Critical Information and Insight, we have established five inter-dependent objectives upon which we focus our efforts, as described below. We externally benchmark our progress annually against these five objectives. To measure customer satisfaction (which we refer to as Customer Delight) and colleague success, we use third-party surveys and develop goals based on those metrics. For 2014, our corporate objectives remain:

- Improve Customer Delight;
- Foster a culture that enables colleague success;
- Deliver profitable top- and bottom-line growth;
- Provide an opportunity for stockholder success relative to our peer group; and
- Improve corporate sustainability and responsibility.

Customer-Centric Organization with Geographic Segments

To best serve our customers and be as close to them as possible, we are organized by geographies into three business segments. We also prepare our financial reports and analyze our business according to our geographic segments. Our three reporting segments are: **Americas**, which includes the United States, Canada, and Latin America; **EMEA**, which includes Europe, the Middle East, and Africa; and **APAC**, or Asia Pacific.

Our integrated global organization is designed to make it easier for our customers to do business with us by providing a cohesive, consistent, and effective sales-and-marketing approach in each local region. By structuring our business around customers and the regions in which they reside, we are better able to serve the specific needs of our customers both in their local markets and globally. We believe a regional structure provides a solid foundation for profitable growth as it provides an efficient platform to bring new products and services to customers and supports growth in existing accounts and with new customers and markets. Within each region, we align sales, marketing, and IHS solutions by industry sectors where we can add distinct value to our customers. As described below, we provide solutions within four customer workflows that target critical customer functions and decision processes that cross each of our industry sectors. This approach allows us to deliver integrated IHS solutions to our customers to support their operating, capital, and strategic decision processes.

Our Core Competency: Transforming Data into Critical Information and Insight

Companies are flooded with data because of the countless sources of information available today, including internal information, Internet, news media, government, and external sources. Business leaders are required to make decisions that will materially affect their company using this unrefined data.

Our core competency is sourcing data and transforming it into critical information and insight that businesses, governments, and others use to make high-impact decisions with confidence. We are a sought-after resource for those who require and demand the most accurate and expertly analyzed information available. We are dedicated to providing the information and expert analyses our customers need to make critical decisions that drive growth and value for their operations.

By integrating and connecting our information, analytics, and research and analysis with proprietary and widely used decision-support technology on scalable platforms, we produce critical information and analytical solutions designed to meet our customers' needs. Our product development teams have also created proprietary Web services and application interfaces that enhance access to our information. These services allow our customers to integrate our information with other data, business processes, and applications (such as computer-aided design, enterprise resource planning, supply chain management, and product data/lifecycle management).

Our clients benefit from a concentration of intellectual wealth and thought leadership throughout a variety of industries. Through our single, integrated, global Research and Analysis team of nearly 2,000 researchers, analysts, and economists across key industries, we believe that we are one of the leading independent providers of strategic research to customers around the world.

We convert raw data into critical information through a series of transformational steps that reduce the uncertainty that is inherent in unrefined data. At each step along the way, we work to ensure quality of the data transformation across four dimensions, which we call the "4 Cs":

Correctness	Validate data accuracy through comparison to external reference points.
Currency	Deliver new and updated content in a timely manner.
Completeness	Provide the right data attributes and analysis to ensure that customers have all of the necessary information to make critical decisions.
Consistency	Standardize identifiers and content across databases and products to be sure customers receive consistent information regardless of product platform.

We have standardized the data transformation process into seven steps. The order of the steps and the need to perform quality checks throughout the process is important because the quality of each step is dependent on the quality of all of the preceding steps. The seven-step process we follow in transforming data into critical information and insight involves the following:

Sourcing	We locate hundreds of possible data sources and then evaluate them for correctness, currency and completeness.
Capture	We collect documents and digital feeds, harvest content from publicly available sources, visit sites for updates, etc. Once the data is aggregated, we validate and normalize the data before loading it into our proprietary databases.
Matching	We link disparate instances of the same attribute. This knowledge-based activity ensures consistency over time and across sources, eliminating unlinked information about a single well, a single part, a single chemical, etc.
Identification	We attach an IHS identifier to matched information to ensure that the matched information stays linked. We also confirm that industry standard identifiers, which often vary over time, are accurate and appropriately matched to the IHS identifier.
Relationships	We identify logical relationships and associations between entities and link those relationships through identification numbers. Examples include corporate parent and subsidiary relationships, leases and associated wells, international standards, and national standards. This step supplies the context for analysis.
Analysis	We use our industry experts to review, analyze, and add context and editorial commentary to the data to transform it into critical information and expert analysis for our customers.
Modeling and Forecasting	We use our critical information and expert analysis to produce additional insight by providing unbiased research and intelligence with proprietary models and forecasting tools. Our experts use their extensive experience to build models and forecasting tools for our customers' use.

Using this seven-step process and the "4 Cs" of quality, we seek to transform data into critical information and insight that is both useful to our customers and available where and when they need it. This process also provides the foundation for our integrated solutions that combine our products and services to create differentiated solutions for our customers in our target industry sectors.

Comprehensive Content and Expertise Enabled by Technology: The Power of IHS

We believe the power of IHS – our comprehensive content and expertise enabled by cutting-edge technology – is manifested in our integrated industry solutions and customer workflows.

We are converging information, tools and technology, and research and analysis in complex, capital-intensive industries in which we are building on our existing scale. Our differentiated solution set of information, technology, and understanding places us at the heart of many of our customers' core workflows. The result is a primarily subscription-based business highlighted by strong renewal rates and stable customer relationships. Many of our clients have been customers of ours for decades.

We develop our products and services based on our customers' needs in the target industry sectors and the additional end markets we serve, in the workflows where our customers work, and where we have expertise. This combination of workflows and target industry sectors and additional end markets forms our customer framework. Our integrated solutions for customers in our target industries are combinations of products from across our workflows and industries that add distinct insight and help our customers be more productive and make better decisions. By connecting our capabilities to our customers' workflows across our target industries, we strive to create new value by uniquely addressing capital and operating decisions across our customers' entire supply chains and each of their target markets globally.

Customer Framework

Industries

We have a diverse customer base, ranging from large entities such as governments and multinational companies to small companies and technical professionals that span many industries, geographies and end markets. We have developed substantial breadth and depth in two broadly defined capital-intensive industry sectors:

- Resources: Energy/Natural Resources and Chemicals sectors
- Industrials: Automotive, Aerospace & Defense, Maritime, and Technology sectors

We support large capital and operating decisions in these large global markets with the significant information, expertise, knowledge, specialized tools, and technologies that we provide. This capability also allows us to support a broad range of additional end markets globally that depend on these six industry sectors as critical elements of their supply chains or investment decisions. This creates large growth potential with a relatively fixed cost structure.

The target industry sectors have many attributes in common. They are large, complex industries on a global scale. They have significant annual capital and operating outlays, in good economic times and bad, measured in the trillions of dollars. These industries rely on information and make critical decisions based on the comprehensive content, expert analysis, and workflow tools and technologies we provide.

Workflows

We focus on how customers within our target industry sectors and end markets make daily operating and capital investment decisions. We identify specific customer functions and the use of information, insight, analysis, tools and technology in their daily workflows. We develop a deep understanding of these workflows and develop the information, expertise, software tools and technologies that integrate seamlessly with their decision processes to enhance their success. This is our daily mission. We focus on four customer workflows that cover the spectrum from executive and strategic decisions to daily operations:

- Strategy, Planning, and Analysis;
- Energy Technical;
- Product Design; and
- Operational Excellence & Risk Management.

By offering a compelling suite of comprehensive information, insight and expert analysis, delivered by powerful and flexible software applications built on scalable platforms that integrate with our customers' functional workflows, we become an important part of our customers' decision processes.

Our targeted workflows and sample roles are outlined below:

Workflow	***Sample Roles***
Strategy, Planning, and Analysis	Strategic Planning, Corporate Development, M&A, Investment Analysis, Risk Assessment, Business Development, and Trading
Energy Technical	Geo-science, Petroleum Engineering
Product Design	Engineering, Design, Research and Development
Operational Excellence & Risk Management	Sustainability, Regulatory, Environment, Health and Safety, Procurement, Logistics, Operations, and Manufacturing

We reduced the number of workflows from five to four during 2013 by consolidating the Supply Chain workflow and the Environment, Health, Safety & Sustainability workflow into the new Operational Excellence & Risk Management workflow.

Our Industries

We have developed substantial breadth and depth in our capital-intensive industry sectors that are highly inter-dependent and that have significant impact on a broad range of end markets globally. Our target industry sectors include:

Resources: Energy and Natural Resources

Energy and Natural Resources is one of the largest, most capital-intensive industries in the world, investing more than $3 trillion annually in capital expense. This industry sector includes specific industries such as Oil & Gas, Coal, and Power & Utilities. Our products and services offer unique value and insight to our customers in this industry sector across all four of our workflows. This industry sector spends more than $15 trillion, of which nearly 60 percent goes to our six target industry sectors. Energy and Natural Resources is also one of the largest expenses for companies in our other target industry sectors: Chemicals, Technology, and Automotive, Aerospace & Defense, and Maritime.

Resources: Chemicals

The Chemicals industry has supply chains which are highly inter-dependent with other key IHS industry sectors. The Chemicals industry is also a large, global, capital-intensive industry that invests nearly $1 trillion annually in capital expense. Our products and services offer value to our customers across all of our workflows, except Energy Technical. The total sector spends nearly $4 trillion, more than half of which goes to our six target industry sectors. Chemicals are a key input, and therefore one of the largest expenses, for customers in the Technology sector.

Industrials: Technology

The Technology sector has highly inter-dependent supply chains with the other key IHS industry sectors. Technology is a global, capital-intensive industry that invests nearly $1 trillion annually in capital expense. This industry sector includes industries such as electronics equipment and parts and media. The products and services we market to the Technology sector offer value to our customers across three of our four workflows. The total sector spends more than $4 trillion, one-third of which goes to our six target industry sectors. Electronics are a key input to the Automotive, Aerospace & Defense, and Maritime sectors and represents a substantial expense for the Energy and Natural Resources and Chemicals sectors.

Industrials: Automotive, Aerospace & Defense, and Maritime

The Automotive, Aerospace & Defense, and Maritime industries have highly inter-dependent supply chains with our other key industry sectors. Each is also a global, capital-intensive industry with capital investments of nearly $2 trillion annually. Spending across Automotive, Aerospace & Defense, and Maritime totals $9 trillion annually, half of which goes to our other target industry sectors. Our products and services add value to our customers across three of our four workflows.

In total, over $32 trillion annually is invested in and spent by our target industry sectors in capital and operating expense.

Beyond our two broadly defined target industry sectors, we also serve customers across a wide variety of additional end markets including Financials, Retail, Governments, Construction, and Consumer Products. These end markets depend on our target industry sectors as critical elements of their supply chains, cost structures, and investment decisions.

Our Workflows

Strategy, Planning and Analysis

We provide strategic and commercial professionals with information, research, and tools that support a wide range of commercial decisions and processes, including capital investments, country-entry strategies, acquisitions, annual strategic planning processes, and monthly/quarterly production and sales forecasts. We support our customers primarily in heavy-asset industries, in which capital expenditure is significant, external macroeconomic and policy drivers are important, and investment cycles are long. These industries require independent, authoritative, and rigorous third-party market information and analysis as critical inputs into strategic decisions. Our offerings help our customers answer fundamental strategic questions such as “where to play?” and “how to win?” For instance:

- Our Energy Insight business provides oil and gas producers with strategic analysis on upstream opportunities, provides downstream operators with forecasts of supply and demand for all petroleum products, and provides the gas and power utility sector with research on energy policy and its impact on power supply and demand.
- IHS Automotive provides original equipment manufacturers (OEMs) and the automotive supply chain with authoritative analysis and forecasts of sales and production for light vehicles, medium and heavy commercial vehicles, powertrain, components, and technology systems across all major markets.
- We provide comparable solutions to our customers in the Technology, Chemicals, Aerospace & Defense, and Maritime industries.
- All of our Strategy, Planning and Analysis solutions are underpinned by our Economic and Country Risk capabilities, which translate high-level macro-political drivers into industry-level demand forecasts and risk factors.

Energy Technical

Access to cost-effective, reliable, and safe energy sources is one of the most critical issues our society faces. We believe that increased competition for global hydrocarbon energy sources and the increased capital and operational costs required for their exploration, production, transportation, refining, and delivery of the final product to end customers drives demand for connected solutions consisting of raw data, information, insight, and relevant answer products. Supported by a robust service capability, we offer our customers a differentiated solution set that enables accurate, informed, and timely critical decisions. Our offerings include information, software, and services to help our customers arrive at the answers they need, including:

- Production information on more than 90 percent of the world’s oil and gas production in more than 100 countries;

- Oil and gas well data including comprehensive geological information on more than five million current and historic wells around the world;
- Energy activity data including comprehensive current and future seismic, drilling and development activities in more than 180 countries and 335 hydrocarbon-producing regions around the world;
- Information and research required for development of unconventional hydrocarbon resources: shale gas, coal bed methane, heavy oil, and more;
- Industry-leading software applications with capabilities across the oil and gas asset chain: strategic planning, reconnaissance, geophysics, geology, production engineering, and production optimization;
- New software applications on mobile platforms to enable flexible access to our products and information; and
- Advisory and technical services provided to all sectors in oil and gas to assist customers in advancing their decisions.

Product Design

Our Product Design solutions provide technical professionals with the information and insight required to more effectively design products, complete engineering projects, solve technical problems, and address the complex supply chain challenges of today's rapidly changing global economy. Our goal is to be *the* Source for Critical Information and Insight for engineers, scientists, technical professionals, supply chain management and procurement executives, risk managers, and materials management professionals to help them make better decisions and solve complex problems more quickly and execute their strategies to minimize risk and maximize operational efficiency and profitability. Our offerings include:

- IHS Product Design, which is the largest provider of engineering and technical standards, codes, and specifications, with more than 1.5 million documents;
- IHS Engineering Science Data Unit (ESDU), which provides rapid access to industry "best practice" design methodologies and algorithms to enable engineers to deliver higher quality products more quickly;
- IHS GlobalSpec, which was acquired in 2012 and is the destination site for approximately seven million technical professionals around the world to find critical information and insight on products, services, and technologies;
- IHS Goldfire, which was acquired in 2012 with Invention Machine and is the solution for technical professionals to improve their ability to solve difficult problems faster and make better decisions through better search, capture, and reuse of critical internal and external information, including information assets from us and our partners; and
- Our new Knowledge Collections product, which we launched during the fourth quarter of 2013. Knowledge Collections provide subscription access to engineering reference books, handbooks, and databases from the world's leading scientific publishers. Through our Knowledge Collections product offering, we provide an expansive set of engineering-rich documents allowing engineers to access more than 95 million scientific and technical documents. This critical information is available within our IHS Standards Expert with Goldfire, creating a comprehensive, single point of access for information and analytics for engineers managing complex and capital-intensive projects across each of our core industry sectors.

Operational Excellence & Risk Management

Our Operational Excellence & Risk Management solutions advance critical decisions associated with environmental, health, and safety operational risk, product stewardship, greenhouse gas, and corporate social responsibility, as well as advisory services that enable our customers to address the complex supply chain challenges of today's rapidly changing global economy. We deliver information management capabilities that enable the convergence of Operational Excellence & Risk Management information and processes to provide metrics and analytics that promote operational excellence and cost reduction, as well as compliance assurance and non-financial performance management. Our Operational Excellence & Risk Management offerings include:

- Product Stewardship, which supports regulatory compliance in the areas of materials shipping, materials management, and exposure regulations and standards. We help organizations maintain the ability to do business in current markets around the world and accelerate entry into new ones;
- Environmental Performance Management, which efficiently collects and calculates large volumes of asset-based data from multiple sources, making it possible to communicate progress against regulatory compliance goals along with environmental and energy reduction (GHG) performance improvement targets;
- Operational Risk Management, which provides capabilities that standardize how to identify, analyze, mitigate, and monitor risk while providing a means to quickly and accurately understand business risk profiles and minimize potential employee, process safety, or other operational disruptions;
- Critical insight and information essential to ensuring sustainable supply chain operations, including: market opportunity and risk, commodity pricing, availability of critical supply, geo-political risk, global regulatory compliance, and global trade and transportation;
- Industry-leading solutions for evaluating and quantifying supplier viability and for providing visibility to risk within multi-tiered supplier networks across factors such as market presence, industry rankings, competition and partnership exposure, financial performance, a composite rating of geographic risk, and production vulnerabilities;
- Strategies and cost-effective solutions providing essential insight into events impacting critical material supply such as last-time buy notifications, counterfeit alerts, closing of a forge, and supply shortages resulting from conflict minerals; and
- Supply chain and supplier risk monitors built around industry standard value chain templates offering critical insight to key indicators that signal early detection of risk and empower adaptive mitigation strategies.

Sales and Marketing

Our sales teams are organized to support our customers across three geographic segments: Americas, EMEA, and APAC. Thus, our customer-facing efforts are designed to be aligned with our customers and their local markets and are organized around our customers by industry and workflow in each region. "Customers First," our program to understand both current customer satisfaction levels and potential opportunities for improvement, provides additional direction to sales and marketing about key areas of focus.

Within each of our geographic segments, our sales force is organized based on the size of our customers, our expertise in key customer industries and our customers' functions. Our strategic account management teams address the needs of our largest customers. Other customers' sales and renewal efforts are served by our regional sales teams, e-commerce, and our network of channel partners.

New customer acquisition is largely conducted by our new business team. This team identifies potential new customer opportunities and develops the sales approach for larger new business opportunities. Our inside sales team pursues smaller new-customer opportunities. We enhance our sales model with e-commerce platforms that provide our customers and prospects with the ability to buy ad hoc reports. We also use a network of channel partners to reach customers in locations where it is not cost-effective to use our sales teams or maintain a sales office. Our channel partner network represents less than five percent of our total revenue.

Our marketing organization defines our marketing strategy and drives operational execution. A primary focus for marketing strategy is to empower IHS brand awareness, revenue acceleration, and market leadership across our key industries and workflows for all products and services globally. Functionally, this includes corporate marketing, product marketing, field marketing, and e-commerce. Together, they deliver an end-to-end marketing process that allows us to best understand the market opportunities for us through identification, evaluation, and prioritization. This organization translates market perspectives, synthesizes our value into compelling positioning and messaging, and develops core marketing assets that are relevant to the buying process. Collectively, the organization works to articulate IHS as one consolidated voice to the market, syndicating and adapting for different target audiences and geographic preferences to create urgency, relevance, and interest. The organization's key deliverables are integrated marketing plans by each geography, industry, and solution that detail priorities, strategies, tactics, and metrics to create a compelling customer experience that fulfills our brand promise. The marketing organization is measured on brand awareness and thought leadership, pipeline generation, revenue contribution, and customer satisfaction and is aligned with and accountable to the delight of our customers and our profitable revenue growth.

Our product management teams are responsible primarily for ensuring that our offerings meet customer needs and provide innovative solutions. These teams conduct market research to understand customer needs and how our solutions can help them advance critical decisions, avoid risk, and improve business effectiveness. These teams bring deep vertical industry expertise to rapidly changing market environments and their current and future impacts on both business and governments. This work allows us to improve current products, introduce new offerings, and extend our content and software capabilities to new markets and customer groups.

Acquisitions

Acquisitions play a key role in expanding our market leadership and driving profitable growth. We have acquired and integrated nearly 60 businesses since 2005, including the acquisition of R. L. Polk & Co. in 2013, among others. Our acquisition strategy is driven by a need to serve our customers' most pressing business issues at both the strategic and operating level, as well as our goal to deepen our expertise in our core focus areas. We have a focused and disciplined integration process that is designed to capture value from every acquired company and connect the capability we acquire within each customer workflow and industry sector to create enhanced value for customers. We believe our disciplined approach to acquisitions helps us identify opportunities that:

- Provide synergy and a strategic fit by filling gaps within our targeted areas, adding capabilities to our suite of technologies and online tools, and enhancing our portfolio of products and services;
- Provide an opportunity to drive more customer value or product continuity with other offerings;
- Add a differentiated value proposition that would be difficult for us to replicate organically;
- Provide the opportunity to add to our human capital depth;
- Share our core values and have a complementary corporate culture; and
- Meet our financial criteria.

Competition

We believe the principal competitive factors in our business include the following:

- Depth, breadth, timeliness, and accuracy of information provided;

- Quality of decision-support tools and services;
- Quality and relevance of our analysis and insight;
- Ease of use;
- Customer support; and
- Value for price.

We believe that we compete favorably on each of these factors. Although we do not believe that we have a direct competitor across all of our workflows, we do face competition in specific industries or with respect to specific offerings within our workflows, as described below.

Strategy, Planning, and Analysis	Our Strategy, Planning, and Analysis offerings compete generally by customer market. Among others, we compete in Energy markets with offerings from Wood Mackenzie, Ltd., and PIRA Energy Group; in Aerospace & Defense markets with offerings from Forecast International and Defense News; in Maritime markets with offerings from Informa plc; in Automotive markets with offerings from LMC Automotive, Urban Science, and Experian and, with respect to vehicle history reports, principally with Experian and various other providers approved by the National Motor Vehicle Title Information System of the United States Department of Justice; in Technology markets with offerings from Gartner; and in Chemicals markets with offerings from Reed Elsevier and Nexant. Our economic and country risk and forecasting offerings compete with offerings from the Economist Intelligence Unit and Oxford Economics, among others.
Energy Technical	Our Energy Technical critical information offerings compete with offerings from Drilling Info, Inc., TGS-Nopec Geophysical Company, Wood Mackenzie Ltd., and Deloitte Touche Tohmatsu Limited, among others. Our geo-sciences software competes with products from Schlumberger Limited, Halliburton Company, and LMKR, among others.
Product Design	Our Product Design offerings compete with offerings of SAI Global, Techstreet, Thomas Publishing, and the standards developing organizations, among others. Our electronics design offerings compete with offerings from Arrow Electronics and parts manufacturers and distributors, among others.
Operational Excellence & Risk Management	Our Operational Excellence & Risk Management offerings compete with offerings from SAP and Enablon, among others.

Government Contracts

We sell our products to various government agencies and entities. No individual contract is significant to our business. Although some of our government contracts are subject to terms that would allow renegotiation of profits or termination at the election of the government, we believe that no renegotiation or termination of any individual contract or subcontract at the election of the government would have a material adverse effect on our financial results.

Intellectual Property

We rely heavily on intellectual property, including the intellectual property we own and license. We regard our trademarks, copyrights, licenses, and other intellectual property as valuable assets and use intellectual property laws, as well as license and confidentiality agreements with our employees, customers, channel partners, and others, to protect our rights. In addition, we exercise reasonable measures to protect our intellectual property rights and enforce these rights when we become aware of any potential or actual violation or misuse.

Intellectual property licensed from third parties, including standards development organizations (SDOs), government agencies, and manufacturers, is a component of our offerings and, in many cases, cannot be independently replaced or recreated by us or others. We have longstanding relationships with most of the third parties from whom we license information. Almost all of the licenses that we rely upon are nonexclusive and expire within one to two years, unless renewed.

We maintain registered trademarks in jurisdictions around the world. In addition, we have obtained patents and applied for patents in the United States, primarily related to our software portfolio, including our IHS Kingdom and IHS Goldfire products. For more information relating to our intellectual property rights, see "Risk Factors – We may not be able to protect intellectual property rights."

Employees

As of November 30, 2013, we had approximately 8,000 employees located in more than 31 countries around the world. With the exception of a group of employees based in Brazil, none of our employees are represented by a collective bargaining agreement. We consider our employee relations to be good.

Seasonality

Our business has seasonal aspects. Our fourth quarter typically generates our highest quarterly levels of revenue and profit. Conversely, our first quarter generally has our lowest quarterly levels of revenue and profit. We also experience event-driven seasonality in our business; for instance, IHS CERAWeek, our annual energy executive gathering, is held during our second quarter. Another example is the biennial release (previously triennial release) of the Boiler Pressure Vessel Code (BPVC) engineering standard, which generates revenue for us predominantly in the third quarter of every other year. The BPVC benefit most recently occurred in the third quarter of 2013.

Financial Information about Segments and Geographic Area

See "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 19" in Part II of this Form 10-K for information with respect to each segment's revenues, operating income, and total assets and for information with respect to our revenues and long-lived assets for the U.S., individual material foreign countries, and the rest of the world in aggregate. See also "Risk Factors – Our international operations are subject to exchange rate fluctuations and other risks relating to world-wide operations."

Available Information

Our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports are available, without charge, on our website, *www.ihs.com*, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. We have also posted our code of ethics, which we refer to as our Business Code of Conduct, on our website. Copies of each of these documents are also available, without charge, from IHS Investor Relations and Corporate Communications, 15 Inverness Way East, Englewood, CO 80112.

We routinely post important information on our website under the "Investor Relations" link, so please check *www.ihs.com*. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this report.

Item 1A. Risk Factors

In addition to the other information provided in this Form 10-K, you should carefully consider the risks described in this section. The risks described below are not the only risks that could adversely affect our business; other risks currently deemed immaterial or additional risks not currently known to us could also adversely affect us. These and other factors could have a material adverse effect on the value of your investment in our shares, meaning that you could lose all or part of your investment.

Note that this section includes forward-looking statements and future expectations as of the date of this Form 10-K. This discussion of Risk Factors should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and related notes in Part II of this Form 10-K.

Achieving our growth objectives may prove unsuccessful.

We seek to achieve our growth objectives by enhancing our offerings to meet the needs of our customers through organic development, including by delivering integrated workflow platforms, cross-selling our products across our existing customer base and acquiring new customers, entering into strategic partnerships, and acquisitions. If we are unable to successfully execute on our strategies to achieve our growth objectives, our growth rates could be adversely affected. An additional factor that may adversely affect our growth rates is continued global economic uncertainty. Our non-subscription business in particular may be adversely affected by decisions on the part of our customers to defer spending in uncertain economic environments.

If we are unable to consistently renew and enter into new subscriptions for our offerings, our results could weaken.

The majority of our revenue is based on subscriptions to our offerings. In 2013, we derived approximately 76 percent of our revenues from subscriptions, which revenue we recognize ratably over the subscription terms. Our operating results depend on our ability to achieve and sustain high renewal rates on our existing subscription base and to enter into new subscription arrangements at acceptable prices and other commercially acceptable terms. Failure of one or more of these subscription objectives could have a material adverse effect on our business, financial condition, and operating results.

The loss of, or the inability to attract and retain, key personnel could impair our future success.

Our future success depends to a large extent on the continued service of our employees, including our experts in research and analysis and other areas, as well as colleagues in sales, marketing, product development, critical operational roles, and management, including our executive officers. We must maintain our ability to attract, motivate, and retain highly qualified colleagues in order to support our customers and achieve business results. The loss of the services of key personnel and our inability to recruit effective replacements or to otherwise attract, motivate, or retain highly qualified personnel could have a material adverse effect on our business, financial condition, and operating results.

We could experience system failures or capacity constraints that could negatively impact our business.

Our ability to provide reliable service largely depends on the efficient and uninterrupted operation of complex systems, relying on people, processes, and technology to function effectively. Some elements of these systems have been outsourced to third-party providers. Some of our systems have been consolidated for the purpose of enhancing scalability and efficiency, which increases our dependency on a smaller number of systems. Any significant interruption to, failure of, or security breaches affecting, our systems could result in significant expense to repair, replace or remediate systems, equipment or facilities, a loss of customers, and harm to our business and reputation. Interruption, system failures or security breaches could result from a wide variety of causes, including the possibility of failures at third-party data centers, disruptions to the Internet, malicious attacks or cyber incidents such as unauthorized access, loss or destruction of data (including confidential and/or personal customer information), account takeovers, computer viruses or other malicious code, and the loss or failure of systems over which we have no control. The failure of our systems, or the loss of data could result in legal claims or proceedings, disruption to our operations, damage to our reputation and remediation costs, which could individually or in the aggregate adversely affect our business and our insurance may not be adequate to compensate us for all losses, failures, or breaches.

Fraudulent or unpermitted data access and other security or privacy breaches may negatively impact our business and harm our reputation.

Security breaches in our facilities, computer networks, and databases may cause harm to our business and reputation and result in a loss of customers. Our systems may be vulnerable to physical break-ins, computer viruses, attacks by hackers and similar disruptive problems. Third-party contractors also may experience security breaches involving the storage and transmission of proprietary information. If users gain improper access to our databases, they may be able to steal, publish, delete or modify information included in our products or confidential or sensitive customer information that is stored or transmitted on our networks. Any misappropriation and/or misuse of our information could result in us, among other things, being in breach of certain data protection and related legislation, including regulations relating to the privacy of personal or payment card information.

A security or privacy breach may affect us in the following ways:

- deterring customers from using our solutions;
- deterring data suppliers from supplying data to us;
- harming our reputation;
- exposing us to liability;
- increasing expenses to correct problems caused by the breach;
- affecting our ability to meet customers' expectations; or
- causing inquiry from governmental authorities.

Incidents in which customer data has been fraudulently or improperly acquired or viewed, or any other security or privacy breaches, may occur and could go undetected. We have experienced cybersecurity attacks, as have many of our customers and suppliers. While prior cybersecurity attacks have not had a material adverse effect on our financial results, we have taken and are taking reasonable steps to prevent future events, including implementation of system security measures, information back-up and disaster recovery processes. However, these steps may not be effective and there can be no assurance that any such steps can be effective against all possible risks.

If we are unable to successfully identify acquisitions or we experience integration, financing, or other risks resulting from our acquisitions, our financial results may be adversely affected.

As we continue pursuing selective acquisitions to support our business and growth strategy, we seek to be a disciplined acquirer, and there can be no assurance that we will be able to identify suitable candidates for successful acquisition at acceptable prices. In addition, our ability to achieve the expected returns and synergies from our past and future acquisitions and alliances depends in part upon our ability to effectively integrate the offerings, technology, sales, administrative functions, and personnel of these businesses into our business. We cannot assure you that we will be successful in integrating acquired businesses or that our acquired businesses will perform at the levels we anticipate. In addition, our past and future acquisitions may subject us to unanticipated risks or liabilities or disrupt our operations.

Significant acquisitions may be financed by increasing our indebtedness. Our outstanding indebtedness could have consequences to our future operations, including:

- making it more difficult for us to satisfy our payment and other ongoing business obligations, which may result in defaults;
- events of default if we fail to comply with the financial and other covenants contained in the agreements governing our credit facility, which could result in all of our debt becoming immediately due and payable or require us to negotiate an amendment to financial or other covenants that could cause us to incur additional fees and expenses;
- subjecting us to the risk of increased sensitivity to interest rate increases in our outstanding indebtedness, which has a variable rate of interest and could cause our debt service obligations to increase significantly;
- reducing the availability of our cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes, and limiting our ability to obtain additional financing for these purposes;
- limiting our flexibility in planning for, or reacting to, and increasing our vulnerability to, changes in our business, the industries in which we operate, and the overall economy;
- placing us at a competitive disadvantage compared to any of our competitors that have less debt or are less leveraged; and
- increasing our vulnerability to the impact of adverse economic and industry conditions.

We depend on content obtained externally to support certain of our offerings, and the inability to continue to obtain access could prove harmful to our business.

We obtain data from a wide variety of external sources that we transform into critical information and insight and use to create integrated solutions for our customers. Certain of our offerings include content that is either purchased or licensed from third parties. In particular, our industry standards offerings that are part of our Product Design workflow rely on information licensed from SDOs. Offerings that rely upon SDO information accounted for less than 20 percent of our total revenue in 2013. We believe that the content licensed from many of these third parties, including the SDOs, cannot be obtained from alternate sources on favorable terms, if at all. Our license agreements with these third parties are generally nonexclusive and many are terminable on less than one year's notice. In addition, many of these third parties, including the SDOs, compete with one another and with us. If we lose access to a significant number of data sources and cannot replace the data through alternative sources or we are unable to obtain information licensed to us at cost-effective prices, specific customer solutions may be impacted and it could adversely affect the quality of our offerings and our business, financial condition, and operating results.

Our strategic investments and cost reduction initiatives may not result in anticipated savings or more efficient operations.

Over the past several years, including in 2013, we implemented significant strategic initiatives to reduce our cost structure, standardize our operations, and improve our ability to grow. We are deploying new processes and many of our colleagues across the business are changing the way they perform certain roles to capture efficiencies. We must also continue to invest in enhancing our existing products, including the development of new platforms to deliver our products, to meet the needs of our customers and differentiate our offerings from those of our competitors. There is risk that we may not realize the full potential benefit of our investments.

We may not be able to protect intellectual property rights.

We rely on copyright laws and nondisclosure, license, and confidentiality arrangements to protect our proprietary rights as well as the intellectual property rights of third parties whose content we license. However, we cannot assure you that the steps we have taken to protect our intellectual property rights, and the rights of those from whom we license intellectual property, are adequate to prevent unauthorized use, misappropriation, or theft of our intellectual property. We may also not be able to detect unauthorized uses or take timely and effective steps to remedy unauthorized conduct. In particular, a portion of our revenues are derived from jurisdictions where adequately protecting intellectual property rights may prove more challenging or impossible. To prevent or respond to unauthorized uses of our intellectual property, we might be required to engage in costly and time-consuming litigation and we may not ultimately prevail.

We may be exposed to litigation related to content we make available to customers and we may face legal liability or damage to our reputation if our customers are not satisfied with our offerings or if our offerings are misused.

Our business relies on licensing and delivering intellectual property to our customers and obtaining intellectual property from our suppliers. Accordingly, we may face potential liability for, among other things, breach of contract, negligence, and copyright and trademark infringement. Even litigation or infringement claims that lack merit may expose us to material expense or reputational damage. Damage to our reputation for any reason could adversely affect our ability to attract and retain customers, employees, and information suppliers. In addition, if the information in our offerings is incorrect for any reason, or if it is misused or used inappropriately, we could be subject to reputational damage or litigation that could exceed the value of any insurance coverage and adversely affect our business.

We rely on independent contractors and third parties whose actions could have a material adverse effect on our business.

We use independent contractors to help us obtain certain information, particularly for offerings that support our Energy products and several of our country risk offerings. In addition, we rely on third-party dealers to sell our offerings in locations where we do not maintain a sales office or sales teams. We are limited in our ability to monitor and direct the activities of our independent contractors, but if any actions or business practices of these individuals or entities violate our policies or procedures or are otherwise deemed inappropriate or illegal, we could be subject to litigation, regulatory sanctions, or reputational damage, any of which could have a material adverse effect on our business.

As part of our strategic business model, we outsource certain operations and engage independent contractors to perform work in various locations around the world. For example, we outsource certain data hosting functions, as well as certain functions involving our data transformation process, to business partners who we believe offer us deep expertise in these areas, as well as scalability and cost effective services. By entering into these independent contractor arrangements and relying on them for critical business functions, we face risks that one or more independent contractors may unexpectedly cease operations, that they may perform work that deviates from our standards, that events in a given region may disrupt the independent contractor's operations, or that we may not be able to adequately protect our intellectual property. If these or other unforeseen risks were to occur, they could adversely affect our business.

We operate in competitive markets, which may adversely affect our market share and financial results.

While we do not believe that we have a direct competitor across all of our workflows and industry solutions, we face competition in specific industries and with respect to specific offerings. We may also face competition from organizations and businesses that have not traditionally competed with us but that could adapt their products and services or utilize significant financial and information-gathering resources, recognized brands, or technological expertise to begin competing with us. We believe that competitors are continuously enhancing their products and services, developing new products and services, and investing in technology to better serve the needs of their existing customers and to attract new customers. Increased competition could require us to make additional capital investments. Some of our competitors may also choose to sell products competitive with ours at lower prices, which may require us to reduce the prices of our offerings. An increase in our capital investments or price reductions by our competitors could negatively impact our margins and results of operations.

Some of the critical information we use in our offerings is publicly available in raw form at little or no cost.

The Internet, widespread availability of sophisticated search engines, and pervasive wireless data delivery have simplified the process of locating, gathering, and disseminating data, potentially diminishing the perceived value of our offerings. While we believe our offerings are distinguished by such factors as currency, accuracy and completeness and our analysis and other added value, if users choose to obtain the information they need from public or other sources, our business, financial condition, and results of operations could be adversely affected.

Our brand and reputation are key assets and competitive advantages of our company and our business may be affected by how we are perceived in the marketplace.

Our ability to attract and retain customers is affected by external perceptions of our brand and reputation. Reputational damage from negative perceptions or publicity could damage our reputation with customers, prospects, and the public generally. Although we monitor developments for areas of potential risk to our reputation and brand, negative perceptions or publicity could have a material adverse effect on our business and financial results.

Changes in the legislative, regulatory, and commercial environments in which we operate may adversely impact our ability to collect, compile, use, and publish data and may impact our financial results.

Certain types of information we collect, compile, use, and publish, including offerings in our IHS Automotive and CARFAX businesses, are subject to regulation by governmental authorities in jurisdictions in which we operate. In addition, there is increasing concern among certain privacy advocates and government regulators regarding marketing and privacy matters, particularly as they relate to individual privacy interests. These concerns may result in new or amended laws and regulations. Future laws and regulations with respect to the collection, compilation, use, and publication of information and consumer privacy could result in limitations on our operations, increased compliance or litigation expense, adverse publicity, or loss of revenue, which could have a material adverse effect on our business, financial condition, and operating results. It is also possible that we could be prohibited from collecting or disseminating certain types of data, which could affect our ability to meet our customers' needs.

Our international operations are subject to exchange rate fluctuations and other risks relating to world-wide operations.

We operate in many countries around the world and a significant part of our revenue comes from international sales. In 2013, we generated approximately 45 percent of our revenues from sales outside the United States. We earn revenues, pay expenses, own assets, and incur liabilities in countries using currencies other than the U.S. dollar, including the British Pound, the Canadian Dollar, and the Euro. Because our consolidated financial statements are presented in U.S. dollars, we must translate revenues, income, expenses, and the value of assets and liabilities into U.S. dollars at exchange rates in effect during or at the end of each reporting period. We may use derivative financial instruments to reduce our net exposure to currency exchange rate fluctuations. Nevertheless, increases or decreases in the value of the U.S. dollar against other major currencies can materially affect our net operating revenues, operating income, and the value of balance sheet items denominated in foreign currencies.

Operating in many jurisdictions around the world, we may be affected by changes in trade protection laws, policies and measures, and other regulatory requirements affecting trade and investment; unexpected changes in regulatory requirements; social, political, labor, or economic conditions in a specific country or region; and difficulties in staffing and managing local operations. We must also manage the uncertainties of obtaining data and creating solutions that are relevant to particular geographic markets; differing levels of intellectual property protection in various jurisdictions; and restrictions or limitations on the repatriation of funds. In addition, as we operate our business around the world, we must manage the potential conflicts between locally accepted business practices in any given jurisdiction and our obligations to comply with laws and regulations, including anti-corruption regulations applicable to us, such as the U.S. Foreign Corrupt Practices Act and the UK Bribery Act. We have developed and instituted a corporate compliance program which includes, among other things, employee training and the creation of appropriate policies defining employee behavior that mandate adherence to laws. While we implement policies and procedures intended to promote and facilitate compliance with all applicable laws, our employees, contractors, and agents, as well as those independent companies to which we outsource certain business operations, may take actions in violation of our policies. Any such violation, even if prohibited by our policies, could have an adverse effect on our business and reputation.

Our inability to manage some or all of these risks of operating a global business could have a material adverse effect on our business, financial condition, and operating results.

Our business performance might not be sufficient for us to meet the full-year financial guidance that we provide publicly.

We provide full-year financial guidance to the public based upon our assumptions regarding our expected financial performance. For example, we provide assumptions regarding our ability to grow revenue and to achieve our profitability targets. While we believe that our annual financial guidance provides investors and analysts with insight to our view of the company's future performance, such financial guidance is based on assumptions that may not always prove to be accurate and may vary from actual results. If we fail to meet the full-year financial guidance that we provide, or if we find it necessary to revise such guidance during the year, the market value of our common stock could be adversely affected.

The price of our common stock may be volatile and may be affected by market conditions beyond our control.

Our share price is likely to fluctuate in the future because of the volatility of the stock market in general and a variety of factors, many of which are beyond our control. Market fluctuations could result in volatility in the price of shares of our common stock, one possible outcome of which could be a decline in the value of your investment. In addition, if our operating results fail to meet the expectations of stock analysts or investors, or if we are perceived by the market to suffer material business or reputational damage, we may experience a significant decline in the trading price of our common stock.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our Facilities

Our colleagues work in offices at 128 locations around the world, comprised of 61 offices in the Americas (49 in the United States), 39 offices in EMEA, and 28 offices in APAC. We own the buildings at three of our facilities, including our headquarters in Englewood, Colorado, and two other office locations. All of our other facilities are leased with terms ranging from month-to-month at several locations to an expiration date in 2027 for one of our facilities. We believe that our properties, taken as a whole, are in good operating condition, are suitable and adequate for our current business operations, and that additional or alternative space will be available on commercially reasonable terms for future use and expansion.

Item 3. Legal Proceedings

See "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 15" for information about legal proceedings.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Our Class A common stock is quoted on the New York Stock Exchange under the symbol "IHS." The following table sets forth for the indicated periods the high and low sales prices per share for our Class A common stock on the New York Stock Exchange:

Fiscal Year 2013 Quarters Ended:	High	Low
February 28, 2013	$109.69	$ 89.58
May 31, 2013	115.64	95.43
August 31, 2013	117.12	95.03
November 30, 2013	117.65	107.31

Fiscal Year 2012 Quarters Ended:	High	Low
February 29, 2012	$ 94.74	$ 81.98
May 31, 2012	103.25	91.20
August 31, 2012	115.33	96.00
November 30, 2012	118.93	83.02

We have been advised by our transfer agent, American Stock Transfer, that we had 56 holders of record of our Class A Common Stock as of December 31, 2013. Based on reports of security position listings and the number of proxies requested by brokers in conjunction with the prior year's annual meeting of stockholders, we believe we have approximately 31,000 beneficial holders of our Class A Common Stock.

Our authorized capital stock consists of 160,000,000 shares of Class A common stock. The holders of our Class A common stock are entitled to one vote per share.

Dividend Policy

We currently anticipate that we will retain all available funds for use in the operation and expansion of our business, and we do not anticipate paying any dividends in the foreseeable future. We have not previously paid a dividend.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table sets forth information as of the end of fiscal year 2013 with respect to compensation plans under which equity securities are authorized for issuance.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants, and rights (b)	Number of securities remaining available for issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,768,509 (1)	N/A (2)	2,778,315 (3)
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,768,509	N/A	2,778,315

(1) Includes (a) 2,720,813 restricted stock units and performance stock units at target performance levels that were issued with no exercise price or other consideration, (b) 895,990 shares reserved for issuance if above target performance levels on performance-based stock units are met, (c) 131,211 deferred stock units payable to non-employee directors upon their termination of service; and (d) 20,495 restricted stock units that are payable in cash.

(2) There are no outstanding stock options, warrants, or rights.

(3) Includes shares surrendered to the Company upon vesting of time- and performance-based restricted stock units for a value equal to their minimum statutory tax liability.

Issuer Purchases of Equity Securities

The following table provides detail about our share repurchases during the three months ended November 30, 2013. See "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 16" in Part II of this Form 10-K for information regarding our stock repurchase programs.

	Total Number of Shares Purchased (1)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Dollar Value of Shares That May Yet Be Purchased Under the Plans or Programs (in thousands) (3)
September 1 – September 30, 2013:				
Share repurchase programs(1)	—	$ —	—	$4,021
Employee transactions(2)	185	$112.04	N/A	N/A
October 1 – October 31, 2013:				
Share repurchase programs(1)	—	$ —	—	$4,021
Employee transactions(2)	77,317	$113.56	N/A	N/A
November 1 – November 30, 2013:				
Share repurchase programs(1)	—	$ —	—	$4,021
Employee transactions(2)	7,501	$113.50	N/A	N/A
Total share repurchases	85,003	$113.55	—	

(1) In March 2011, our board of directors authorized the repurchase of up to one million shares of Class A common stock per fiscal year in the open market (the March 2011 Program). We may execute on this program at our discretion, balancing dilution offset with other investment opportunities of the business, including acquisitions. The March 2011 Program does not have an expiration date.

In October 2012, our board of directors authorized the repurchase of shares of Class A common stock with a maximum aggregate value of $100 million (the October 2012 Program). We may repurchase shares of Class A common stock in open market purchases or through privately negotiated transactions in compliance with Exchange Act Rule 10b-18, subject to market conditions, applicable legal requirements, and other relevant factors. The October 2012 Program does not obligate us to repurchase any dollar amount or number of shares of Class A common stock, and it may be suspended at any time at our discretion.

(2) Amounts represent shares of Class A common stock surrendered by employees in an amount equal to the statutory tax liability associated with the vesting of their equity awards. We then pay the statutory tax on behalf of the employee. Our board of directors approved this program in 2006 in an effort to reduce the dilutive effects of employee equity grants.

(3) Amounts represent remaining dollar value of shares of Class A common stock that may yet be purchased under the October 2012 Program. In addition, the March 2011 Program allows us to repurchase up to one million additional shares of Class A common stock per fiscal year. Since no common shares were repurchased under the March 2011 Program in fiscal 2013, at the end of each of September 2013, October 2013, and November 2013, there were one million shares of Class A common stock that may yet have been purchased under the March 2011 Program.

Performance Graph

The following graph compares our total cumulative stockholder return with the Standard & Poor's Composite Stock Index (S&P 500) and a peer index representing the total price change of The Corporate Executive Board Company; The Dun & Bradstreet Corporation; Equifax Inc.; FactSet Research Systems Inc.; Gartner, Inc.; The McGraw-Hill Companies, Inc.; Moody's Corporation; MSCI Inc.; Nielsen Holdings N.V.; Solera Holdings, Inc.; Thomson Reuters Corporation; and Verisk Analytics, Inc.

The graph assumes a $100 cash investment on November 30, 2008 and the reinvestment of all dividends (which we did not pay). This graph is not indicative of future financial performance.

Comparison of Cumulative Total Return Among IHS Inc., S&P 500 Index, and Peer Group


IHS Inc.
S&P 500
Peer Group
$350
$300
$250
$200
$150
$100
$50
Dollars
11.30.08
11.30.09
11.30.10
11.30.11
11.30.12
11.30.13

Item 6. Selected Financial Data

You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and the related notes appearing in Part II of this Form 10-K.

	Years Ended November 30,				
	2013	2012	2011	2010	2009
	(in thousands, except for per share amounts)				
Statement of Operations Data:					
Revenue	$1,840,631	$1,529,869	$1,325,638	$1,057,742	$ 953,699
Income from continuing operations	131,834	158,149	135,289	133,517	125,003
Income (loss) from discontinued operations	(101)	19	126	4,223	3,012
Net income	131,733	158,168	135,415	137,740	128,015
Net income attributable to IHS Inc.	$ 131,733	$ 158,168	$ 135,415	$ 137,740	$ 125,871
Basic earnings per share:					
Income from continuing operations attributable to IHS Inc.	$ 1.98	$ 2.40	$ 2.08	$ 2.09	$ 1.95
Income from discontinued operations	—	—	—	0.07	0.05
Net income attributable to IHS Inc.	$ 1.98	$ 2.40	$ 2.09	$ 2.15	$ 2.00
Diluted earnings per share:					
Income from continuing operations attributable to IHS Inc.	$ 1.95	$ 2.37	$ 2.06	$ 2.06	$ 1.92
Income from discontinued operations	—	—	—	0.07	0.05
Net income attributable to IHS Inc.	$ 1.95	$ 2.37	$ 2.06	$ 2.13	$ 1.97
Balance Sheet Data (as of period end):					
Cash and cash equivalents	$ 258,367	$ 345,008	$ 234,685	$ 200,735	$ 124,201
Total assets	5,359,613	3,549,211	3,073,037	2,155,702	1,675,588
Total long-term debt and capital leases	1,779,065	890,922	658,911	275,095	141
Total stockholders' equity	1,906,963	1,584,358	1,384,729	1,176,081	1,013,678

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

As described in the "Cautionary Note Regarding Forward-Looking Statements" section at the start of this Form 10-K, we make forward-looking statements throughout this report. These forward-looking statements generally are identified by the use of the words "may," "might," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential," or "continue," the negative of these terms, and other similar expressions. Forward-looking statements are based on current expectations, assumptions, and projections that are subject to risks and uncertainties, which may cause actual results to differ materially from the forward-looking statements. A detailed discussion of risks and uncertainties that could cause actual results and events to differ materially from such forward-looking statements is outlined under the "Risk Factors" section elsewhere in this Form 10-K. We do not intend to update or publicly revise these forward-looking statements, whether as a result of new information, future events, or otherwise.

The following discussion of our financial condition and operating results should be read in conjunction with "Selected Financial Data," our consolidated financial statements and accompanying notes included in this Form 10-K, and important information and disclosure that we routinely post to our website (www.ihs.com). Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this report.

Executive Summary

Business Overview

We are a leading source of information, insight and analytics in critical areas that shape today's business landscape. Businesses and governments in more than 165 countries around the globe rely on our comprehensive content, expert independent analysis, and flexible delivery methods. Our aim is to embed our solutions within the entire spectrum of our customers' organization, enabling executive level capital deployment strategies and following decision-making activities throughout their organizations to front-line employees tasked with managing their company's complex core daily operations. We have been in business since 1959 and became a publicly traded company on the New York Stock Exchange in 2005. Headquartered in Englewood, Colorado, USA, we are committed to sustainable, profitable growth and employ approximately 8,000 people in more than 31 countries around the world.

Inherent in all of our strategies is a firm commitment to put our customers first in everything that we do. We believe that maintaining a disciplined "outside-in" approach will allow us to better serve our customers and our stockholders. To achieve that goal, we have organized our business around our customers and the geographies in which they reside: Americas, EMEA, and APAC. This structure allows us to tailor and expand the solutions we offer to meet the unique needs of our customers both globally and in local markets.

Subscriptions represent approximately 76 percent of our total revenue. We sell our offerings primarily through subscriptions, which tend to generate recurring revenue and cash flow for us. Our subscription agreements are typically non-cancellable and may contain provisions for minimum monthly payments. We have historically seen high renewal rates. For subscription revenue, the timing of our cash flows generally precedes the recognition of revenue and income.

Our business has seasonal aspects. Our fourth quarter typically generates our highest quarterly levels of revenue and profit. Conversely, our first quarter generally has our lowest quarterly levels of revenue and profit. We also experience event-driven seasonality in our business; for instance, IHS CERAWeek, our annual energy executive gathering, is held during our second quarter. Another example is the biennial release (previously triennial release) of the Boiler Pressure Vessel Code (BPVC) engineering standard, which generates revenue for us predominantly in the third quarter of every other year. The BPVC benefit most recently occurred in the third quarter of 2013.

During 2013, we continued to invest in our business at a significant rate through a series of initiatives designed to boost colleague productivity, increase efficiencies, develop new and enhanced products, and create scalable platforms designed to accommodate future revenue growth without having to incur proportional increases in costs to support that growth. As a result of these efforts, we accomplished the following:

- Substantially completed our core infrastructure initiatives, including Vanguard (our plan for consolidating and standardizing billing systems, general ledgers, sales-force automation capabilities, and all supporting business processes) and our three Customer Care Centers of Excellence, which consolidate customer-care and transaction-processing capabilities, and simplify and standardize our approach to providing dedicated customer service.
- Continued our new and integrated product development rollouts. We delivered multiple releases of our IHS Connect platform for the energy, economics, and country risk offerings; introduced the Engineering Workbench platform for the product design industry; and bolstered our solutions in the energy, operational excellence and risk management (OE&RM), and automotive arenas.
- Completed strategic acquisitions in energy, chemicals, economic and country risk, and automotive. The acquisition of R. L. Polk & Co. (Polk acquisition) in the third quarter of 2013 was the largest acquisition we have ever completed, and we anticipate that the combination of our existing automotive products and the Polk suite of products and services will allow us to further establish our automotive business as a strategic partner for the automotive industry worldwide.
- Launched our Target 1000 sales program, which focuses sales resources on high-growth, high-opportunity accounts.

In 2014, we are focused on the following two priorities:

- *Operational excellence.* We expect to capitalize on our infrastructure investments to allow our employees to do their jobs more efficiently and effectively, including engaging and supporting new and existing customers.
- *Commercial expansion.* We expect to continue our pace of releasing new and integrated product platforms and offerings in 2014. We also plan to hire new global account executives to drive new and expanded business in key geo-markets, as well as re-aligning our field and inside sales forces to maximize the customer experience.

Key Performance Indicators

We believe that revenue growth, Adjusted EBITDA (both in dollars and margin), and free cash flow are the key measures of our success. Adjusted EBITDA and free cash flow are financial measures that are not prepared in accordance with U.S. generally accepted accounting principles (non-GAAP).

Revenue growth. We review year-over-year revenue growth in our segments as a key measure of our success in addressing customer needs in each region of the world in which we operate. We measure revenue growth in terms of organic, acquisitive, and foreign currency impacts. We define these components as follows:

- *Organic* – We define organic revenue growth as total revenue growth from continuing operations for all factors other than acquisitions and foreign currency movements. We drive this type of revenue growth through value realization (pricing), expanding wallet share of existing customers through up-selling and cross-selling efforts, securing new customer business, and through the sale of new or enhanced product offerings.

- *Acquisitive* – We define acquisition-related revenue as the revenue generated from acquired products and services from the date of acquisition to the first anniversary date of that acquisition. This type of growth comes as a result of our strategy to purchase, integrate, and leverage the value of assets we acquire. We also include the impact of divestitures in this growth metric.
- *Foreign currency* – We define the foreign currency impact on revenue as the difference between current revenue at current exchange rates and current revenue at the corresponding prior period exchange rates. Due to the significance of revenue transacted in foreign currencies, we measure the impact of foreign currency movements on revenue.

We also measure and report revenue by transaction type. Understanding revenue by transaction type helps us identify broad changes in product mix. We summarize our transaction type revenue into the following two categories:

- *Subscription revenue* represents the significant majority of our revenue, and is comprised of subscriptions to our various information offerings and software maintenance.
- *Non-subscription revenue* represents consulting (e.g., research and analysis, modeling, and forecasting), services, single-document product sales, software license sales and associated services, conferences and events, and advertising. Our non-subscription products and services are an important part of our business because they complement our subscription business in creating strong and comprehensive customer relationships.

Non-GAAP measures. We use non-GAAP financial measures such as EBITDA, Adjusted EBITDA, and free cash flow in our operational and financial decision-making, and believe that such measures allow us to focus on what we deem to be more reliable indicators of ongoing operating performance (Adjusted EBITDA) and our ability to generate cash flow from operations (free cash flow). We also believe that investors may find non-GAAP financial measures useful for the same reasons, although we caution readers that non-GAAP financial measures are not a substitute for GAAP financial measures or disclosures. None of these non-GAAP financial measures are recognized terms under GAAP and do not purport to be an alternative to net income or operating cash flow as an indicator of operating performance or any other GAAP measure. Throughout this section on management's discussion and analysis and on our website (*www.ihs.com*), we provide reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures.

EBITDA and Adjusted EBITDA. EBITDA and Adjusted EBITDA are used by many of our investors, research analysts, investment bankers, and lenders to assess our operating performance. For example, a measure similar to Adjusted EBITDA is required by the lenders under our term loans and revolving credit agreement. We define EBITDA as net income plus or minus net interest, plus provision for income taxes, depreciation, and amortization. Our definition of Adjusted EBITDA further excludes primarily non-cash items and other items that management does not consider to be useful in assessing our operating performance (e.g., stock-based compensation, acquisition-related costs, restructuring charges, income or loss from discontinued operations, pension settlement and mark-to-market adjustments, and gain or loss on sale of assets).

Free Cash Flow. We define free cash flow as net cash provided by operating activities less capital expenditures.

Because not all companies use identical calculations, our presentation of non-GAAP financial measures may not be comparable to other similarly titled measures of other companies. However, these measures can still be useful in evaluating our performance against our peer companies because we believe the measures provide users with valuable insight into key components of GAAP financial disclosures. For example, a company with higher GAAP net income may not be as appealing to investors if its net income is more heavily comprised of gains on asset sales. Likewise, eliminating the effects of interest income and expense moderates the impact of a company's capital structure on its performance.

Business Combinations

We paid a total purchase price of approximately $1.6 billion for acquisitions we completed during the year ended November 30, 2013. We paid a total purchase price of approximately $306 million for acquisitions we completed during the year ended November 30, 2012, and we paid a total purchase price of approximately $730 million for acquisitions we completed during the year ended November 30, 2011. Our consolidated financial statements include the results of operations and cash flows for these business combinations beginning on their respective dates of acquisition.

Acquisitions are a key part of our growth strategy, and we expect that they will continue to be important for us. We focus on acquisitions that have long-term growth potential, target high-growth markets, and fill a strategic need in our business portfolio as we seek to provide comprehensive solutions to our customers. Acquisitions provide us with increased organic growth potential as we integrate these new offerings for our customers.

Global Operations

Approximately 45 percent of our revenue is transacted outside of the United States; however, only about 25 percent of our revenue is transacted in currencies other than the U.S. dollar. As a result, a strengthening U.S. dollar relative to certain currencies has a negative impact on our revenue; conversely, a weakening U.S. dollar has a positive impact on our revenue. However, the impact on operating income is diminished due to certain operating expenses denominated in currencies other than the U.S. dollar. Our largest foreign currency exposures, in order of magnitude, are the British Pound, the Canadian Dollar, and the Euro. See "Quantitative and Qualitative Disclosures About Market Risk – Foreign Currency Exchange Rate Risk" for additional discussion of the impacts of foreign currencies on our operations.

Pricing information

We customize many of our sales offerings to meet individual customer needs and base our pricing on a number of factors, including the number of customer locations, the number of simultaneous users, various segmentation methods such as customer size, and the breadth of the content to be included in the offering. Because of the level of offering customization we employ, it is difficult for us to evaluate pricing impacts on a period-to-period basis. This analysis is further complicated by the fact that the offering sets purchased by customers are often not constant between periods. As a result, we are not able to precisely differentiate between pricing and volume impacts on changes in revenue.

Other Items

Cost of operating our business. We incur our cost of revenue primarily through acquiring, managing, and delivering our offerings. These costs include personnel, information technology, and occupancy costs, as well as royalty payments to third-party information providers. Royalty payments are based on the level of subscription sales from certain product offerings. Our sales, general, and administrative expenses include wages and other personnel costs, commissions, corporate occupancy costs, and marketing costs.

A large portion of our operating expenses are not directly commensurate with volume sold, particularly in our subscription-based business. Some of our revenue is driven from the sale of specifications and standards; a portion of this content is obtained from standards development organizations.

Stock-based compensation expense. We issue equity awards to our employees, almost exclusively restricted stock units, for which we record cost over the respective vesting periods. The typical vesting period is three years. As of November 30, 2013, we had approximately 2.7 million unvested stock-based awards outstanding, of which approximately 1.2 million were performance-based awards. The majority of the annual grants for our highest-ranking employees are performance-based awards. The vesting of the performance shares granted in 2012 and 2013 is principally based on achieving certain financial performance levels during fiscal years 2014 and 2015, respectively.

As of November 30, 2013, we believe that more than the target number of shares issuable for the 2014 and 2015 fiscal years will vest based on meeting certain performance targets. Using these estimates in addition to estimated 2014 grants, projected stock-based compensation expense for 2014 is expected to be approximately $185-195 million. Grant date fair values for 2014 grants that differ from our projections or a change in the actual performance levels that we achieve could result in a change in the actual amount of stock-based compensation that we recognize. For example, in the event we do not achieve the projected performance metrics for 2014 or 2015, our stock-based compensation expense could decrease. Conversely, if we exceed the projected performance metrics, our stock-based compensation could increase.

Pension and postretirement benefits. We provide the following pension and postretirement plans:

- U.S. Retirement Income Plan (U.S. RIP) – this closed defined-benefit plan covers a substantial number of our employees in the United States.
- U.K. Retirement Income Plan (U.K. RIP) – this frozen defined-benefit plan covers a limited number of our employees in the United Kingdom.
- Postretirement medical plan – this plan is a contributory fixed payment plan that provides access to group rates for U.S. employees who meet specified conditions.
- Supplemental Income Plan (SIP) – this plan is a non-qualified pension plan for certain company personnel.

During 2013, we benefited from the comprehensive review of our U.S. RIP that we undertook in 2011, which was designed to ensure that we maintained market-competitive employee benefits while decreasing volatility. As a result of the 2011 analysis, we took the following steps in 2011 and 2012:

- *Settled certain pension obligations.* In 2011, we settled retiree obligations by purchasing annuities for the retiree population from a third-party insurer. In 2012, we offered lump-sum buyouts to former colleagues who were not yet receiving benefits, with nearly 60 percent of the eligible participants accepting the offer. The combination of these settlements resulted in a significant reduction in our pension obligations and assets, allowing us to reduce volatility in the plan.
- *Changed our pension plan investment strategies.* Our pension plan investment strategy now creates a better match of our pension assets and pension obligations. Our aim is to have approximately 75 percent of our U.S. RIP assets invested in fixed income securities with durations similar to the expected timing of pension obligation payouts.
- *Changed our pension accounting policy.* In 2011, we changed our pension accounting policy to an accelerated recognition method that recognizes gains and losses in the income statement more quickly than under the previous method, including a mark-to-market pension adjustment that we record in the fourth quarter of each year.
- *Accelerated funding of plan contributions.* We accelerated plan funding by contributing approximately $65 million to the plan in December 2011, the first month of our fiscal 2012. Approximately $57 million of this contribution allowed us to bring all deficit funding current through November 30, 2011 and pay fees and expenses associated with the third-party

annuity contracts, with the remaining $8 million used to fund estimated 2012 pension costs. In December 2012, the first month of our fiscal 2013, we contributed approximately $10 million to the U.S. RIP to fund estimated 2013 pension costs.

- *Closed the plan to future participants.* In the first quarter of fiscal 2012, we made the decision to close the U.S. RIP to new participants effective January 1, 2012. In place of the U.S. RIP benefits, colleagues hired after January 1, 2012 receive a company non-elective contribution to their 401(k) plan balances if they are an active employee at the end of the year.

Critical Accounting Policies and Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In applying U.S. GAAP, we make significant estimates and judgments that affect our reported amounts of assets, liabilities, revenues, and expenses, as well as disclosure of contingent assets and liabilities. We believe that our accounting estimates and judgments were reasonable when made, but in many instances we reasonably could have used different accounting estimates. In addition, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on historical experience and other assumptions that we believe are reasonable, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which are discussed further below.

Revenue Recognition. The majority of our offerings are provided under agreements containing standard terms and conditions. Approximately 76 percent of our revenue is derived from the sale of subscriptions, which is initially deferred and then recognized ratably as delivered over the subscription period. These standard agreements typically do not require any significant judgments about when revenue should be recognized. For non-standard agreements, we generally make judgments about revenue recognition matters such as:

- Whether sufficient legally binding terms and conditions exist;
- Whether customer acceptance has been achieved; and
- Progress on certain consulting projects where revenue is recognized on a proportional performance basis.

We review customer agreements and utilize advice from legal counsel, as appropriate, in evaluating the binding nature of contract terms and conditions, as well as whether customer acceptance has been achieved. We estimate progress on consulting project deliverables based on our knowledge and judgment about the current status of individual consulting engagements.

Historically, our judgments and estimates have been reasonably accurate, as we have not experienced significant disputes with our customers regarding the timing and acceptance of delivered products and services. However, our actual experience in future periods with respect to binding terms and conditions and customer acceptance may differ from our historical experience.

Business Combinations. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we identify and attribute values and estimated lives to the intangible assets acquired. These determinations involve significant estimates and assumptions about several highly subjective variables, including future cash flows, discount rates, and asset lives. There are also different valuation models for each component, the selection of which requires considerable judgment. Our estimates and assumptions may be based, in part, on the availability of listed market prices or other transparent market data. These determinations will affect the amount of amortization expense recognized in future periods. We base our fair value estimates on assumptions we believe are reasonable, but recognize that the assumptions are inherently uncertain. Depending on the size of the purchase price of a particular acquisition and the mix of intangible assets acquired, the purchase price allocation could be materially impacted by applying a different set of assumptions and estimates.

Goodwill and Other Intangible Assets. We make various assumptions about our goodwill and other intangible assets, including their estimated useful lives and whether any potential impairment events have occurred. We perform impairment analyses on the carrying values of goodwill and indefinite-lived intangible assets at least annually. Additionally, we review the carrying value of goodwill and other intangible assets whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Examples of such events or changes in circumstances, many of which are subjective in nature, include the following:

- Significant negative industry or economic trends;
- A significant change in the manner of our use of the acquired assets or our strategy;
- A significant decrease in the market value of the asset; and
- A significant change in legal factors or in the business climate that could affect the value of the asset.

If an impairment indicator is present, we perform an analysis to confirm whether an impairment has actually occurred and if so, the amount of the required charge.

For finite-lived intangible assets, we review the carrying amount at least annually to determine whether current events or circumstances require an adjustment to the carrying amount. A finite-lived intangible asset is considered to be impaired if its carrying value exceeds the estimated future undiscounted cash flows to be derived from it. Any impairment is measured by the amount that the carrying value of such assets exceeds their fair value.

For indefinite-lived intangible assets other than goodwill, we first conduct a qualitative analysis to determine whether we believe it is more likely than not that an asset has been impaired. If we believe an impairment has occurred, we then evaluate for impairment by comparing the amount by which the carrying value of the asset exceeds its fair value, primarily based on estimated discounted cash flows. We exercise judgment in selecting the assumptions used in the estimated discounted cash flows analysis.

For goodwill, we determine the fair value of each reporting unit, then compare the fair value of each reporting unit to its carrying value. If carrying value exceeds fair value for any reporting unit, then we calculate and compare the implied fair value of goodwill to the carrying amount of goodwill and record an impairment charge for any excess of carrying value over implied fair value.

The determination of fair value requires a number of significant assumptions and judgments, including assumptions about future economic conditions, revenue growth, operating margins, and discount rates. The use of different estimates or assumptions within our projected future cash flows model, or the use of a methodology other than a projected future cash flow model, could result in significantly different fair values for our goodwill and other intangible assets.

Income Taxes. We exercise significant judgment in determining our provision for income taxes, current tax assets and liabilities, deferred tax assets and liabilities, future taxable income (for purposes of assessing our ability to realize future benefit from our deferred tax assets), and recorded reserves related to uncertain tax positions. A valuation allowance is established to reduce our deferred tax assets to the amount that is considered more likely than not to be realized through the generation of future taxable income and other tax planning opportunities. To the extent that a determination is made to establish or adjust a valuation allowance, the expense or benefit is recorded in the period in which the determination is made.

If actual results differ from estimates we have used, or if we adjust these estimates in future periods, our operating results and financial position could be materially affected.

Pension and Postretirement Benefits. We account for our pension and postretirement plans in accordance with U.S. GAAP. During the fourth quarter of each fiscal year (or upon any remeasurement date), we immediately recognize net actuarial gains or losses in excess of a corridor in our operating results. The corridor amount is equivalent to ten percent of the greater of the market-related value of plan assets or the plan's benefit obligation at the beginning of the year. We use the actual fair value of plan assets at the measurement date as the measure of the market-related value of plan assets.

Our pension expense and associated pension liability as calculated under U.S. GAAP requires the use of assumptions about the estimated long-term rate of return on plan assets and the discount rate, as well as various demographic assumptions. Our pension investment strategy is designed to align the majority of our pension assets with the underlying pension liability, which minimizes volatility caused by changes in asset returns and discount rates. Our pension expense estimates are updated for actual experience through the remeasurement process in the fourth quarter, or sooner if earlier remeasurements are required. For the year ended November 30, 2013, we used a 4.5 percent expected long-term rate of return on plan assets and a 4.9 percent discount rate for the U.S. RIP; the actual return on plan assets during that period was negative 0.5 percent. The difference between actual return on plan assets and expected return on plan assets was largely mitigated by the offsetting change in the pension liability resulting from movements in the discount rate, which is consistent with our pension investment strategy.

Our pension and postretirement benefit assumptions are determined as follows:

- We utilize a bond matching model that averages a bond universe of about 500 AA-graded non-callable bonds between the 10th and 90th percentiles for each maturity group as a proxy for setting the discount rate at year-end.
- Asset returns are based upon the anticipated average rate of earnings expected on invested funds of the plan over the long-term. We determined our expected return on plan assets by using the discount rate (which approximates the return on the debt securities in our portfolio) with a slight uplift for the impact of the portion of plan assets invested in equity securities.
- Demographic assumptions (such as turnover, retirement, and disability) are based upon historical experience and are monitored on a continuing basis to determine if adjustments to these assumptions are warranted in order to better reflect anticipated future experience.

Depending on the assumptions and estimates used, our net periodic pension and postretirement benefit expense could vary significantly within a range of possible outcomes and could have a material impact on our financial results.

Discount rates and expected rates of return on plan assets are selected at the end of a given fiscal year and will impact expense in the subsequent year. A fifty-basis-point decrease in certain assumptions made at the beginning of 2013 would have resulted in the following effects on 2013 pension expense and the projected benefit obligation (PBO) as of November 30, 2013 (in thousands):

	Impact to Pension Results – U.S. RIP	
Change in assumption	**Increase/ (Decrease) to 2013 Pre-Tax Expense**	**Increase/ (Decrease) to November 30, 2013 PBO**
50-basis-point decrease in discount rate	$ 6,003	$ 6,660
50-basis-point increase in discount rate	$(2,631)	$(6,034)
50-basis-point decrease in expected return on assets	$ 628	$ —
50-basis-point increase in expected return on assets	$ (628)	$ —

Change in assumption	Impact to Pension Results – U.K. RIP Increase/ (Decrease) to 2013 Pre-Tax Expense	Increase/ (Decrease) to November 30, 2013 PBO
50-basis-point decrease in discount rate	$2,687	$ 4,578
50-basis-point increase in discount rate	$ 14	$(4,170)
50-basis-point decrease in expected return on assets	$ 200	$ —
50-basis-point increase in expected return on assets	$ (200)	$ —

Stock-Based Compensation. Our stock plans provide for the grant of various equity awards, including performance-based awards. For time-based restricted stock unit grants, we calculate stock-based compensation cost by multiplying the grant date fair market value by the number of shares granted, reduced for estimated forfeitures. The estimated forfeiture rate is based on historical experience, and we periodically review our forfeiture assumptions based on actual experience.

For performance-based restricted stock unit grants, we calculate stock-based compensation cost by multiplying the grant date fair market value by the number of shares granted, reduced for estimated forfeitures. Each quarter, we evaluate the probability of the number of shares that are expected to vest and adjust our stock-based compensation expense as appropriate. For example, in the event we do not achieve the projected performance metrics for 2014 or 2015, our stock-based compensation expense would decrease. Conversely, if we exceed the projected performance metrics, our stock-based compensation would increase.

Results of Operations

Total Revenue

Total revenue for 2013 increased 20 percent compared to the same period of 2012. Total revenue for 2012 increased 15 percent compared to the same period in 2011. The table below displays the percentage point change in revenue due to organic, acquisitive, and foreign currency factors when comparing 2013 to 2012 and 2012 to 2011.

(All amounts represent percentage points)	Increase (Decrease) in Total Revenue Organic	Acquisitive	Foreign Currency
2013 vs. 2012	4%	17%	(1)%
2012 vs. 2011	5%	11%	(1)%

2013 vs. 2012. The four percent organic revenue growth for the year ended November 30, 2013 was primarily attributable to continued strength in our subscription-based business, which provided a six percent organic revenue growth rate for 2013. The subscription-based business represented 76 percent of total revenue. The non-subscription business decreased organically by three percent.

The acquisition-related revenue growth for 2013 was primarily due to the Polk acquisition in the third quarter of 2013. A portion of the growth was due to other acquisitions we have made in the last twelve months, as well as the run-out of acquisitions made in 2012. In addition to the Polk acquisition, our acquisitions in 2013 include the following:

- Exclusive Analysis; the business of Dodson Data Systems; and Energy Publishing in the first quarter of 2013;
- Fekete Associates and Waterborne Energy in the second quarter of 2013; and
- PFC Energy in the third quarter of 2013.

Foreign currency moved adversely during 2013, compared to 2012, which resulted in a negative impact to our revenue for the period. Due to the extent of our global operations, foreign currency movements could continue to have an adverse impact on our results in the future.

2012 vs. 2011. The five percent organic revenue growth for 2012 was primarily attributable to strength in our subscription-based business, which provided an eight percent organic revenue growth rate for 2012. The subscription-based business represented approximately 76 percent of total revenue. The non-subscription business decreased organically by four percent.

The acquisition-related revenue growth for 2012 was due to acquisitions we made in 2012, as well as the run-out of acquisitions made in 2011. Acquisitions made during 2012 include the following:

- CAPS, Displaybank, IMS Research, and BDW Automotive in the second quarter of 2012, and
- XēDAR, CyberRegs, GlobalSpec, and Invention Machine in the third quarter of 2012.

Foreign currency moved adversely during 2012, compared to 2011, which resulted in a negative impact to our revenue for the period.

Revenue by Segment

(In thousands, except percentages)	Year ended November 30, 2013	2012	2011	% Change 2013 vs. 2012	% Change 2012 vs. 2011
Revenue:					
Americas	$1,162,582	$ 912,490	798,673	27%	14%
EMEA	483,373	443,385	384,441	9%	15%
APAC	194,676	173,994	142,524	12%	22%
Total revenue	$1,840,631	$1,529,869	$1,325,638	20%	15%
As a percent of total revenue:					
Americas	63%	60%	60%		
EMEA	26%	29%	29%		
APAC	11%	11%	11%		

The percentage change in each geography segment is due to the factors described in the following table.

	2013 vs. 2012			2012 vs. 2011		
(All amounts represent percentage points)	Organic	Acquisitive	Foreign Currency	Organic	Acquisitive	Foreign Currency
Americas revenue	4%	24%	—%	3%	11%	—%
EMEA revenue	3%	7%	(1)%	7%	10%	(2)%
APAC revenue	7%	6%	(1)%	9%	14%	—%

2013 vs. 2012. We again experienced organic revenue growth in all three geographies, with subscription-based revenue driving the majority of the increases in each of the geographies, as subscription revenue continues to provide a stable revenue stream that generates significant cash flow. Organic growth for the Americas was driven largely by a six percent organic increase in subscription revenue, partially offset by a three percent organic decline in non-subscription revenue, reflecting a slight decline in consulting revenue and a decrease in software license revenue. EMEA's organic growth was driven largely by a six percent organic increase in subscription revenue, partially offset by a seven percent organic decline in non-subscription revenue, reflecting some continuing economic softness in the region. APAC's organic growth continues to be a solid performer, with a seven percent organic growth rate for subscriptions and a similar seven percent organic growth rate for non-subscriptions.

2012 vs. 2011. We experienced organic revenue growth in all three geographies, with subscription-based revenue driving the majority of the increases. Organic growth for the Americas was driven largely by a seven percent organic increase in subscription revenue, partially offset by a ten percent organic decline in non-subscription revenue, which was caused by significant increases in sales cycles and delays in customer decisions on key projects primarily due to macro-economic and geopolitical uncertainty. EMEA's organic growth was broad-based, with subscriptions growing at a six percent rate and non-subscriptions growing at eight percent. A portion of the non-subscription increase was primarily due to an increase in consulting revenue. APAC's organic growth was a strong contributor, with a 12 percent growth rate for subscriptions and a one percent growth rate for non-subscriptions.

Revenue by Transaction Type

(In thousands, except percentages)	Year ended November 30, 2013	2012	2011	% Change 2013 vs. 2012	% Change 2012 vs. 2011
Revenue:					
Subscription	$1,404,984	$1,157,347	$1,020,800	21%	13%
Non-subscription revenue	435,647	372,522	304,838	17%	22%
Total revenue	$1,840,631	$1,529,869	$1,325,638	20%	15%
As a percent of total revenue:					
Subscription	76%	76%	77%		
Non-subscription revenue	24%	24%	23%		

2013 vs. 2012. Relative to the 21 percent subscription revenue growth for the year ended November 30, 2013, compared to 2012, approximately six percent is due to organic growth. This trend is especially important for us, as subscription-based revenue is at the core of our business model. Subscriptions represent a steady and predictable source of revenue for us, and we continue to see good traction in our pricing practices and stable renewal rates. The 17 percent increase in the non-subscription business was primarily due to acquisitions, with non-subscription revenue decreasing three percent organically during the year, reflecting a mix of some underperforming non-strategic assets, weakness in customers' discretionary spending globally, and the impact of the U.S. government's sequestration. We expect to see improvement in our non-subscription business in 2014, as sales pipelines appear to be strengthening.

2012 vs. 2011. Relative to the 13 percent subscription revenue growth for the year ended November 30, 2012, approximately eight percent was due to organic growth. The 22 percent increase in the non-subscription business was primarily due to acquisitions, with non-subscription revenue decreasing four percent organically during the year. Non-subscription performance in 2012 slowed in key service lines and in new license revenue as sales cycles extended and there was a pause in customers' discretionary capital and expense spending.

Operating Expenses

The following table shows our operating expenses and the associated percentages of revenue.

(In thousands, except percentages)	Year ended November 30, 2013	2012	2011	% Change 2013 vs. 2012	% Change 2012 vs. 2011
Operating expenses:					
Cost of revenue	$748,184	$624,514	$558,492	20%	12%
SG&A expense	$680,989	$534,043	$453,481	28%	18%
Depreciation and amortization expense	$158,737	$118,243	$ 88,039	34%	34%
As a percent of revenue:					
Cost of revenue	41%	41%	42%		
SG&A expense	37%	35%	34%		
Depreciation and amortization expense	9%	8%	7%		
Supplemental information:					
SG&A expense excluding stock-based compensation	$526,809	$418,706	$370,967	26%	13%
As a percent of revenue	29%	27%	28%		

Cost of Revenue

In 2013, 2012, and 2011, cost of revenue increased in line with the increase in revenue. We continue to invest in our people, platforms, processes, and products in support of our goals to increase top- and bottom-line growth.

Selling, General and Administrative (SG&A) Expense

We evaluate our SG&A expense excluding stock-based compensation expense. While we continue to invest in our business, we also strive to invest only where necessary to drive scale and growth in key industries and core markets. SG&A expense has consequently remained relatively flat as a percentage of revenue for 2013, 2012, and 2011.

Our stock-based compensation expense has continued to increase each year as a result of an increase in the number of employees, an increase in our stock price, and the achievement or overachievement of certain performance metrics. Although we don't intend to increase our share grant levels, if our stock price appreciates, we would expect increased stock-based compensation expense in future years.

Depreciation and Amortization Expense

For 2013, compared to 2012, depreciation and amortization expense increased primarily due to the increase in depreciable and amortizable assets from acquisitions, as well as an increase of approximately $26 million in capital expenditures related to our various infrastructure initiatives. For 2012, compared to 2011, our depreciation and amortization expense increased primarily due to the increase in depreciable and amortizable assets from acquisitions, as well as an increase of approximately $10 million in capital expenditures.

Restructuring

We incurred $13 million of restructuring charges during 2013, which is consistent with 2012 levels and significantly higher than 2011. We continue to realize benefits with respect to Vanguard and other company initiatives that allow us to simplify our processes and standardize our platforms in order to enable our existing workforce to accomplish more with the same or fewer resources.

Acquisition-related Costs

We incurred $23 million of costs in 2013 for acquisition-related activities primarily related to the Polk acquisition. Acquisition-related costs for 2013 included investment adviser fees, severance, a lease abandonment, and legal and professional fees. Because acquisitions are a key component of our growth strategy, we expect that we will continue to incur similar costs for future acquisitions.

We incurred $4 million of acquisition-related costs in 2012 and $8 million of acquisition-related costs in 2011. The increase in 2013 is primarily attributable to costs related to the Polk acquisition.

Pension and Postretirement Expense

The following table shows the components of net periodic pension and postretirement expense:

(In thousands)	Year ended November 30, 2013	2012	2011
Net service cost	$ 8,999	$ 7,996	$ 3,101
Settlement expense	—	4,930	21,359
Fourth quarter mark-to-market adjustment	2,620	11,991	20,535
Total	$11,619	$24,917	$44,995

In 2011 and 2012, pension and postretirement expense was considerably higher than it had been historically due to the settlement costs incurred to annuitize retirees in 2011 and to facilitate the lump-sum buyout offers that we made in 2012. The fourth quarter mark-to-market adjustments in 2011 and 2012 were significantly higher than in 2013 due to the annuitization and lump-sum settlement buyout offers. The 2013 fourth quarter mark-to-market adjustment was largely due to updated actuarial census data assumptions. We exclude settlement expense and the fourth quarter mark-to-market adjustment from our Adjusted EBITDA metric, as we do not regard those items to be indicative of ongoing operating performance.

We expect 2014 net service cost, prior to any fourth quarter mark-to-market adjustments, to be approximately $11 million. As we have completed the major elements of our U.S. RIP redesign as previously outlined, we did not incur any settlement expense in 2013 and don't expect to incur any settlement expense in 2014.

Operating Income by Segment

(In thousands, except percentages)	Year ended November 30, 2013	2012	2011	% Change 2013 vs. 2012	% Change 2012 vs. 2011
Operating income:					
Americas	$ 303,803	$ 262,953	$ 224,699	16%	17%
EMEA	81,048	95,144	82,314	(15)%	16%
APAC	42,089	46,042	44,452	(9)%	4%
Shared services	(228,736)	(196,852)	(178,997)		
Total operating income	$ 198,204	$ 207,287	$ 172,468	(4)%	20%
As a percent of segment revenue:					
Americas	26%	29%	28%		
EMEA	17%	21%	21%		
APAC	22%	26%	31%		

2013 vs. 2012. The decrease in Americas operating income margin was primarily driven by increases in depreciation expense (associated with increasing capital expenditures), amortization expense (primarily associated with intangible assets acquired through the Polk acquisition), and acquisition-related costs (primarily associated with the Polk acquisition). Because of the significance of the intangible assets acquired in the Polk acquisition and Polk's significant Americas presence, we anticipate that operating income margin for the Americas will continue to be lower than in previous years.

The decrease in EMEA operating income margin was primarily driven by product mix, investment in growth, and increased selling costs. Increases in intangible asset amortization and acquisition-related costs, as well as a loss on sale of EMEA assets, further contributed to the decline.

The decrease in APAC operating income margin was primarily due to product mix changes and continued investment in our sales and operations teams in the region.

Shared services operating expense increased primarily because of the increase in stock-based compensation expense for 2013. We allocate all stock-based compensation expense to our shared services function. A portion of this increase was offset by a decrease in pension and postretirement expense.

2012 vs. 2011. The increase to Americas operating income margin was primarily driven by cost management efforts in the region. EMEA operating income margin was relatively flat as a percentage of segment revenue. As with the Americas, we continued to manage costs in the EMEA region, despite increases in depreciation and amortization costs when compared with the prior year. The decrease in APAC operating income margin was largely due to increased investment in our sales and operations teams in the region.

Shared services operating expense increased primarily because of the increase in stock-based compensation expense for 2012. A portion of this increase was offset by a decrease in pension and postretirement expense.

Provision for Income Taxes

Our effective tax rate for the year ended November 30, 2013 was 14.9 percent, compared to 15.7 percent in 2012 and 16.5 percent in 2011. The effective tax rate for fiscal year 2013 varied from the effective tax rates for fiscal years 2012 and 2011 primarily as a result of higher profit levels, lower tax rates, and incentive credits in our foreign tax jurisdictions. Due in part to the significant U.S. presence of the Polk business, we expect that our effective tax rate will increase next year.

Adjusted EBITDA (non-GAAP measure)

(In thousands, except percentages)	Year ended November 30, 2013	2012	2011	% Change 2013 vs. 2012	% Change 2012 vs. 2011
Net income	$131,733	$158,168	$135,415	(17)%	17%
Interest income	(1,271)	(999)	(862)		
Interest expense	44,582	20,573	11,346		
Provision for income taxes	23,059	29,564	26,695		
Depreciation	48,799	36,131	23,845		
Amortization	109,938	82,112	64,194		
EBITDA	$356,840	$325,549	$260,633	10%	25%
Stock-based compensation expense	162,451	121,543	86,194		
Restructuring charges	13,458	16,829	1,242		
Acquisition-related costs	23,428	4,147	8,000		
Impairment of assets	1,629	—	—		
Loss on sale of assets	1,241	—	—		
Pension mark-to-market and settlement expense	2,620	16,922	44,648		
Income from discontinued operations, net	101	(19)	(126)		
Adjusted EBITDA	$561,768	$484,971	$400,591	16%	21%
Adjusted EBITDA as a percentage of revenue	30.5%	31.7%	30.2%		

Our Adjusted EBITDA margin performance for 2013 decreased primarily as a result of significant 2013 acquisition activity and discrete one-time investments. We anticipate that margins will increase in 2014, as we expect to see improvements in our core margins and in our recent acquisition portfolio margins as we more fully integrate those acquisitions into the business.

Our 2012 adjusted EBITDA increased primarily because of our organic subscription revenue growth, acquisitions, and the leverage in our business model, despite the fact we continued to invest substantially in both the core business and in key transformative initiatives.

Financial Condition

(In thousands, except percentages)	As of November 30, 2013	As of November 30, 2012	Dollar change	Percent change
Accounts receivable, net	$459,263	$372,117	$87,146	23%
Accrued compensation	$ 89,460	$ 50,497	$38,963	77%
Deferred revenue	$560,010	$515,318	$44,692	9%

The increase in our accounts receivable balance was primarily due to the acquisitions we made in 2013. The increase in accrued compensation was primarily due to the higher attainment of certain performance objectives associated with our annual incentive plan, as well as an increase in accrued payroll and an increase in accrued bonus for employees recently added through acquisitions. The increase in deferred revenue was due to organic growth and acquisitions.

Liquidity and Capital Resources

As of November 30, 2013, we had cash and cash equivalents of $258 million, of which approximately $191 million was held by our foreign subsidiaries. The cash held by our foreign subsidiaries is not available to fund domestic operations, as we have deemed the earnings of these subsidiaries to be indefinitely reinvested. We also had $2.2 billion of debt as of November 30, 2013, which has resulted in an increase in interest expense in 2013, and we expect that the increased debt will continue to increase our interest expense for the near future. For 2013, our free cash flow was $405 million and the ratio of free cash flow to Adjusted EBITDA was 72 percent. Because of our cash, debt, and cash flow positions, we believe we will have sufficient cash to meet our ongoing working capital and capital expenditure needs.

Historically, we were not required to make cash contributions to our U.S. RIP pension plan because of its funded status. However, due to the global economic downturn, which negatively impacted the returns on our pension assets, we were required to make a cash contribution to our U.S. RIP in fiscal 2012. In considering that requirement and the various changes to our pension strategy, including the annuitization of retiree pension obligations, bringing our pension deficit current, and funding our 2012 pension costs, we made a $65 million contribution to the pension plan in December 2011, the first month of our 2012 fiscal year. Approximately $57 million of the contribution was used for the annuitization and bringing our deficit current, with the remaining $8 million used to fund expected 2012 pension costs. In December 2012, the first month of our 2013 fiscal year, we made a $10 million contribution to the pension plan to fund estimated 2013 pension costs. We are not required to and do not expect to contribute to the U.S. RIP in 2014.

During the third quarter of 2013, we completed the Polk acquisition, which we funded with a combination of cash and stock. We funded the cash portion of the transaction consideration using cash on hand, cash from our existing revolver, and a new bank term loan. Our credit agreements require a systematic reduction in our leverage ratio (as defined in "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 8" in Part II of this Form 10-K) of 25 basis points per quarter for the first year, ending at a 3.00 to 1.00 leverage ratio effective for the quarter ending August 31, 2014 and thereafter. This leverage ratio covenant will require us to use cash flows from ongoing operations or equity financing to reduce our debt to the required levels. As of November 30, 2013, our leverage ratio was 3.41x compared to a maximum permitted leverage ratio at November 30, 2013 of 3.75x. We are continuing to reduce our leverage ratio.

Our future capital requirements will depend on many factors, including the level of future acquisitions, the need for additional facilities or facility improvements, the timing and extent of spending to support product development efforts, information technology infrastructure investments, investments in our internal business applications, and the continued market acceptance of our offerings. We could be required, or could elect, to seek additional funding through public or private equity or debt financings; however, additional funds may not be available on terms acceptable to us. We currently expect our capital expenditures to be approximately five to six percent of revenue in 2014.

Cash Flows

	Year ended November 30,			% Change	% Change
(In thousands, except percentages)	**2013**	**2012**	**2011**	**2013 vs. 2012**	**2012 vs. 2011**
Net cash provided by operating activities	$ 496,155	$ 314,373	$ 342,050	58%	(8)%
Net cash used in investing activities	$(1,571,897)	$(375,260)	$(793,238)	319%	(53)%
Net cash provided by financing activities	$ 1,006,450	$ 179,411	$ 482,817	461%	(63)%

2013 vs. 2012. The increase in net cash provided by operating activities was largely due to continued business performance improvements. Part of the improvement also came from decreased funding of the U.S. RIP ($10 million in 2013, compared to $65 million in 2012), additive cash flow from recent acquisitions (most notably from the Polk acquisition), and favorable cash tax refund timing. Our subscription-based business model continues to be a cash flow generator that is aided by positive working capital characteristics that do not generally require substantial working capital increases to support our growth.

The increase in net cash used in investing activities was principally due to the Polk acquisition that we completed in 2013. Part of the increase was also attributable to increased capital expenditures associated with continued investment in our product development and infrastructure initiatives.

The increase in net cash provided by financing activities for 2013 was principally due to the significant amount of borrowings that we used to fund the Polk acquisition, in addition to the associated debt issuance costs. In the fourth quarter of 2012, we began a treasury share repurchase program that we continued through the first quarter of 2013; the total purchase price was approximately $96 million, with $50 million purchased in the fourth quarter of 2012 and $46 million purchased in the first quarter of 2013.

2012 vs. 2011. The decrease in net cash provided by operating activities was principally due to the $65 million pension funding contribution we made in December 2011, partially offset by continued improvements in business performance.

The decrease in net cash used in investing activities was principally due to smaller acquisitions that we completed in 2012 compared to 2011, particularly the $502 million acquisition of Seismic Micro-Technology (SMT) in 2011. Part of the decrease was offset by increased capital expenditures associated with continued investment in the business.

The decrease in net cash provided by financing activities for 2012 was principally due to the significant amount of borrowings against our credit facility in 2011 that we used to fund the acquisition of SMT. In 2012, we also began a treasury share repurchase program in the fourth quarter that contributed to significant financing cash outflows.

Free Cash Flow (non-GAAP measure)

The following table reconciles our non-GAAP free cash flow measure to net cash provided by operating activities.

	Year ended November 30,			% Change	% Change
(In thousands, except percentages)	**2013**	**2012**	**2011**	**2013 vs. 2012**	**2012 vs. 2011**
Net cash provided by operating activities	$496,155	$314,373	$342,050		
Capital expenditures on property and equipment	(90,734)	(64,732)	(54,340)		
Free cash flow	$405,421	$249,641	$287,710	62%	(13)%

Our free cash flow has historically been very healthy and should allow us to reduce our leverage ratio in 2014. We expect that it will continue to be a significant source of funding for our business strategy of growth through organic and acquisitive means.

Credit Facility and Other Debt

Please refer to "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 8" in Part II of this Form 10-K for a discussion of the current status of our term loans and revolving credit agreement.

Share Repurchase Programs

Please refer to Part II, Item 5 and "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 16" in Part II of this Form 10-K for a discussion of our share repurchase programs.

Off-Balance Sheet Transactions

We have no off-balance sheet transactions.

Contractual Obligations and Commercial Commitments

We have various contractual obligations and commercial commitments that are recorded as liabilities in our consolidated financial statements. Other items, such as certain purchase commitments and other executory contracts, are not recognized as liabilities in our consolidated financial statements but are required to be disclosed. The following table summarizes our contractual obligations and commercial commitments as of November 30, 2013, along with the obligations associated with our term loans, and the future periods in which such obligations are expected to be settled in cash (in thousands):

		Payment due by period			
Contractual Obligations and Commercial Commitments	**Total**	**Less than 1 year**	**1 - 3 years**	**3 - 5 years**	**More than 5 years**
Term loan debt and interest	$1,496,228	$186,203	$830,436	$479,589	$ —
Operating lease obligations	272,101	53,374	90,413	70,284	58,030
Unconditional purchase obligations	50,763	24,034	23,232	3,497	—
Total	$1,819,092	$263,611	$944,081	$553,370	$58,030

We have four pension and postretirement benefit plans, with the following estimated cash contributions for 2014:

- U.S. RIP – We currently do not expect to make a contribution to the U.S. RIP in 2014.
- U.K. RIP – We expect to contribute approximately $1.8 million to the U.K. RIP in 2014.
- SIP – We expect to contribute approximately $0.8 million to the SIP during 2014.
- Postretirement medical plan – We expect to contribute approximately $0.8 million to the postretirement medical plan during 2014.

In addition to the term loan debt, we also have $770 million of outstanding borrowings under our credit facility revolver at a current annual interest rate of 2.43 percent. The credit facility has a five-year term ending in January 2016. We also have approximately $8 million in capital lease obligations.

Recent Accounting Pronouncements

Please refer to "Item 8 – Financial Statements and Supplementary Data – Notes to Consolidated Financial Statements – Note 2" in Part II of this Form 10-K for a discussion of recent accounting pronouncements and their anticipated effect on our business.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

Market risk refers to potential losses from adverse changes in market rates and prices. We are exposed to market risk primarily in the form of interest rate, foreign currency exchange rate, and credit risk. We actively monitor these exposures. In order to manage these exposures, we use derivative financial instruments, including interest rate swaps and foreign currency forwards. Our objective is to reduce fluctuations in revenue, earnings, and cash flows resulting from changes in interest rates and foreign currency rates. We do not use derivatives for speculative purposes.

Interest Rate Risk

As of November 30, 2013, we had no investments other than cash and cash equivalents and therefore we were not exposed to material interest rate risk on investments.

Our credit facility and other term loan borrowings are subject to variable interest rates. We use interest rate swaps in order to fix a portion of our variable rate debt as part of our overall interest rate risk management strategy. As of November 30, 2013, we had $2,167 million of floating-rate debt at a 2.44 percent weighted-average interest rate, of which $100 million was subject to effective floating-to-fixed interest rate swaps. A hypothetical increase in interest rates of 100 basis points applied to our floating rate indebtedness would increase annual interest expense by approximately $21 million ($22 million without giving effect to any of our interest rate swaps).

Foreign Currency Exchange Rate Risk

Our consolidated financial statements are expressed in U.S. dollars, but a portion of our business is conducted in currencies other than U.S. dollars. Changes in the exchange rates for such currencies into U.S. dollars can affect our revenues, earnings, and the carrying values of our assets and liabilities in our consolidated balance sheet, either positively or negatively. Fluctuations in foreign currency rates increased (decreased) our revenues by $(8) million, $(9) million, and $16 million for the years ended November 30, 2013, 2012, and 2011, respectively, and increased our operating income by $(0.1) million, $1 million, and $1 million for the same respective periods. The translation effects of changes in exchange rates in our consolidated balance sheet are recorded within the cumulative translation adjustment component of our stockholders' equity. In 2013, we recorded a cumulative translation loss of $11 million, reflecting changes in exchange rates of various currencies compared to the U.S. dollar.

A hypothetical ten percent change in the currencies that we are primarily exposed to would have impacted our 2013 revenue and operating income by approximately $43 million and $5 million, respectively. Approximately 75% of total revenue was earned in subsidiaries with the U.S. dollar as the functional currency.

Credit Risk

We are exposed to credit risk associated with cash equivalents, foreign currency and interest rate derivatives, and trade receivables. We do not believe that our cash equivalents or foreign currency and interest rate derivatives present significant credit risks because the counterparties to the instruments consist of major financial institutions that are financially sound or have been capitalized by the U.S. government, and we manage the notional amount of contracts entered into with any one counterparty. Substantially all trade receivable balances are unsecured. The concentration of credit risk with respect to trade receivables is limited by the large number of customers in our customer base and their dispersion across various industries and geographic areas. We perform ongoing credit evaluations of our customers and maintain an allowance for potential credit losses.

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of IHS Inc.

We have audited the accompanying consolidated balance sheets of IHS Inc. (the Company) as of November 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in stockholders' equity for each of the three years in the period ended November 30, 2013. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of IHS Inc. at November 30, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the three years in the period ended November 30, 2013, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), IHS Inc.'s internal control over financial reporting as of November 30, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) and our report dated January 13, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Denver, Colorado
January 13, 2014

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of November 30, 2013, based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of November 30, 2013.

Our management's evaluation did not include assessing the effectiveness of internal control over financial reporting at R. L. Polk & Co. (Polk), which was acquired on July 15, 2013. Polk was included in our consolidated financial statements and constituted $1.628 billion and $1.301 billion of total and net assets, respectively, as of November 30, 2013, and $165.9 million and $14.4 million of revenues and net income, respectively, for the year then ended. The net income generated by the Polk business includes amortization expense related to the acquired intangible assets and interest expense related to borrowings made to effect the acquisition.

Our independent registered public accounting firm has issued an audit report on our internal control over financial reporting. Their report appears on the following page.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Date: January 13, 2014

/s/ SCOTT KEY

Scott Key
President and Chief Executive Officer

/s/ TODD S. HYATT

Todd S. Hyatt
Executive Vice President, Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of IHS Inc.

We have audited IHS Inc.'s internal control over financial reporting as of November 30, 2013, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 Framework) (the COSO criteria). IHS Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management's Report on Internal Control Over Financial Reporting, management's assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of R. L. Polk & Co. (Polk), which was acquired on July 15, 2013. Polk was included in the 2013 consolidated financial statements of IHS Inc. and constituted $1.628 billion and $1.301 billion of total and net assets, respectively, as of November 30, 2013, and $165.9 million and $14.4 million of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of IHS Inc. also did not include an evaluation of the internal control over financial reporting of Polk.

In our opinion, IHS Inc. maintained, in all material respects, effective internal control over financial reporting as of November 30, 2013, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of IHS Inc. as of November 30, 2013 and 2012, and the related consolidated statements of operations, comprehensive income, cash flows, and changes in stockholders' equity for each of the three years in the period ended November 30, 2013 of IHS Inc. and our report dated January 13, 2014 expressed an unqualified opinion thereon.

/s/ Ernst & Young

Denver, Colorado
January 13, 2014

IHS INC.
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per-share amounts)

	As of November 30, 2013	As of November 30, 2012
Assets		
Current assets:		
Cash and cash equivalents	$ 258,367	$ 345,008
Accounts receivable, net	459,263	372,117
Income tax receivable	—	20,464
Deferred subscription costs	49,327	47,065
Deferred income taxes	70,818	55,084
Other	43,065	24,145
Total current assets	880,840	863,883
Non-current assets:		
Property and equipment, net	245,566	163,013
Intangible assets, net	1,144,464	554,552
Goodwill	3,065,181	1,959,223
Other	23,562	8,540
Total non-current assets	4,478,773	2,685,328
Total assets	$5,359,613	$3,549,211
Liabilities and stockholders' equity		
Current liabilities:		
Short-term debt	$ 395,527	$ 170,102
Accounts payable	57,001	52,079
Accrued compensation	89,460	50,497
Accrued royalties	36,289	33,637
Other accrued expenses	98,187	55,304
Income tax payable	9,961	—
Deferred revenue	560,010	515,318
Total current liabilities	1,246,435	876,937
Long-term debt	1,779,065	890,922
Accrued pension and postretirement liability	27,191	30,027
Deferred income taxes	361,267	139,235
Other liabilities	38,692	27,732
Commitments and contingencies		
Stockholders' equity:		
Class A common stock, $0.01 par value per share, 160,000,000 shares authorized, 67,901,101 and 67,621,367 shares issued, and 67,382,298 and 65,577,530 shares outstanding at November 30, 2013 and November 30, 2012, respectively	679	676
Additional paid-in capital	788,670	681,409
Treasury stock, at cost: 518,803 and 2,043,837 shares at November 30, 2013 and November 30, 2012, respectively	(45,945)	(139,821)
Retained earnings	1,220,520	1,088,787
Accumulated other comprehensive loss	(56,961)	(46,693)
Total stockholders' equity	1,906,963	1,584,358
Total liabilities and stockholders' equity	$5,359,613	$3,549,211

See accompanying notes.

IHS INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for per-share amounts)

	Year ended November 30,		
	2013	2012	2011
Revenue	$1,840,631	$1,529,869	$1,325,638
Operating expenses:			
Cost of revenue	748,184	624,514	558,492
Selling, general and administrative	680,989	534,043	453,481
Depreciation and amortization	158,737	118,243	88,039
Restructuring charges	13,458	16,829	1,242
Acquisition-related costs	23,428	4,147	8,000
Net periodic pension and postretirement expense	11,619	24,917	44,995
Other expense (income), net	6,012	(111)	(1,079)
Total operating expenses	1,642,427	1,322,582	1,153,170
Operating income	198,204	207,287	172,468
Interest income	1,271	999	862
Interest expense	(44,582)	(20,573)	(11,346)
Non-operating expense, net	(43,311)	(19,574)	(10,484)
Income from continuing operations before income taxes	154,893	187,713	161,984
Provision for income taxes	(23,059)	(29,564)	(26,695)
Income from continuing operations	131,834	158,149	135,289
Income (loss) from discontinued operations, net	(101)	19	126
Net income	$ 131,733	$ 158,168	$ 135,415
Basic earnings per share			
Income from continuing operations	$ 1.98	$ 2.40	$ 2.08
Income (loss) from discontinued operations, net	—	—	—
Net income	$ 1.98	$ 2.40	$ 2.09
Weighted average shares used in computing basic earnings per share	66,434	65,840	64,938
Diluted earnings per share			
Income from continuing operations	$ 1.95	$ 2.37	$ 2.06
Income (loss) from discontinued operations, net	—	—	—
Net income	$ 1.95	$ 2.37	$ 2.06
Weighted average shares used in computing diluted earnings per share	67,442	66,735	65,716

See accompanying notes.

IHS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(In thousands)

	Year ended November 30, 2013	2012	2011
Net income	$131,733	$158,168	$135,415
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on hedging activities(1)	26	(307)	(1,918)
Net pension liability adjustment(2)	897	(3,421)	5,375
Foreign currency translation adjustment	(11,191)	6,237	6,680
Total other comprehensive income (loss)	(10,268)	2,509	10,137
Comprehensive income	$121,465	$160,677	$145,552

(1) Net of tax benefit of $74, $188, and $1,175 for the years ended November 30, 2013, 2012, and 2011, respectively.

(2) Net of tax benefit (expense) of $(259), $1,382, and $(3,131) for the years ended November 30, 2013, 2012, and 2011, respectively.

IHS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended November 30, 2013	2012	2011
Operating activities:			
Net income	$ 131,733	$ 158,168	$ 135,415
Reconciliation of net income to net cash provided by operating activities:			
Depreciation and amortization	158,737	118,243	88,039
Stock-based compensation expense	162,451	121,543	86,194
Impairment of assets	1,629	—	—
Excess tax benefit from stock-based compensation	(14,334)	(13,199)	(9,943)
Net periodic pension and postretirement expense	11,619	24,917	44,648
Pension and postretirement contributions	(13,299)	(68,339)	—
Deferred income taxes	(34,312)	(16,451)	(1,683)
Change in assets and liabilities:			
Accounts receivable, net	(24,427)	(35,410)	(35,137)
Other current assets	(672)	(2,246)	(1,508)
Accounts payable	(10,069)	22,383	(4,302)
Accrued expenses	50,753	(17,567)	5,267
Income tax payable	65,887	21,220	(9,082)
Deferred revenue	10,378	692	43,757
Other liabilities	81	419	385
Net cash provided by operating activities	496,155	314,373	342,050
Investing activities:			
Capital expenditures on property and equipment	(90,734)	(64,732)	(54,340)
Acquisitions of businesses, net of cash acquired	(1,487,034)	(306,268)	(730,058)
Intangible assets acquired	—	(3,700)	(2,985)
Change in other assets	1,347	1,708	(5,687)
Settlements of forward contracts	4,524	(2,268)	(168)
Net cash used in investing activities	(1,571,897)	(375,260)	(793,238)
Financing activities:			
Proceeds from borrowings	1,375,000	750,001	954,031
Repayment of borrowings	(268,909)	(493,080)	(444,775)
Payment of debt issuance costs	(17,360)	(824)	(6,326)
Excess tax benefit from stock-based compensation	14,334	13,199	9,992
Proceeds from the exercise of employee stock options	549	2,938	2,144
Repurchases of common stock	(97,164)	(92,823)	(32,249)
Net cash provided by financing activities	1,006,450	179,411	482,817
Foreign exchange impact on cash balance	(17,349)	(8,201)	2,321
Net increase (decrease) in cash and cash equivalents	(86,641)	110,323	33,950
Cash and cash equivalents at the beginning of the period	345,008	234,685	200,735
Cash and cash equivalents at the end of the period	$ 258,367	$ 345,008	$ 234,685

See accompanying notes.

IHS INC.
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(In thousands)

	Shares of Class A Common Stock	Class A Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Loss	Total
Balance at November 30, 2010	64,249	$662	$541,108	$(101,554)	$ 795,204	$(59,339)	$1,176,081
Stock-based award activity	873	13	85,389	(32,249)	—	—	53,153
Excess tax benefit on vested shares	—	—	9,943	—	—	—	9,943
Net income	—	—	—	—	135,415	—	135,415
Other comprehensive income	—	—	—	—	—	10,137	10,137
Balance at November 30, 2011	65,122	675	636,440	(133,803)	930,619	(49,202)	1,384,729
Stock-based award activity	1,019	1	31,770	43,769	—	—	75,540
Excess tax benefit on vested shares	—	—	13,199	—	—	—	13,199
Repurchases of common stock	(563)	—	—	(49,787)	—	—	(49,787)
Net income	—	—	—	—	158,168	—	158,168
Other comprehensive income	—	—	—	—	—	2,509	2,509
Balance at November 30, 2012	65,578	676	681,409	(139,821)	1,088,787	(46,693)	1,584,358
Stock-based award activity	938	3	64,383	37,123	—	—	101,509
Excess tax benefit on vested shares	—	—	14,334	—	—	—	14,334
Repurchases of common stock	(468)	—	—	(46,189)	—	—	(46,189)
Shares issued for acquisition	1,334	—	28,544	102,942	—	—	131,486
Net income	—	—	—	—	131,733	—	131,733
Other comprehensive loss	—	—	—	—	—	(10,268)	(10,268)
Balance at November 30, 2013	67,382	$679	$788,670	$ (45,945)	$1,220,520	$(56,961)	$1,906,963

See accompanying notes.

IHS INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Nature of Business

We are a leading source of information, insight and analytics in critical areas that shape today's business landscape. Businesses and governments in more than 165 countries around the globe rely on our comprehensive content, expert independent analysis, and flexible delivery methods. Our aim is to embed our solutions within the entire spectrum of our customers' organization, enabling executive level capital deployment strategies and following decision-making activities throughout their organizations to front-line employees tasked with managing their company's complex core daily operations. We have been in business since 1959 and became a publicly traded company on the New York Stock Exchange in 2005. Headquartered in Englewood, Colorado, USA, we are committed to sustainable, profitable growth and employ approximately 8,000 people in more than 31 countries around the world.

We have organized our business around our customers and the geographies in which they reside: Americas, which includes the United States, Canada, and Latin America; EMEA, which includes Europe, the Middle East, and Africa; and APAC, or Asia Pacific. Our integrated global organization makes it easier for our customers to do business with us by providing a cohesive, consistent, and effective sales-and-marketing approach in each local geography. We sell our offerings primarily through subscriptions, which tend to generate recurring revenue and cash flow for us. Our subscription agreements are typically non-cancellable and may contain provisions for minimum monthly payments. We have historically seen high renewal rates. For subscription revenue, the timing of our cash flows generally precedes the recognition of revenue and income.

Our business has seasonal aspects. Our fourth quarter typically generates our highest quarterly levels of revenue and profit. Conversely, our first quarter generally has our lowest quarterly levels of revenue and profit. We also experience event-driven seasonality in our business; for instance, IHS CERAWeek, our annual energy executive gathering, is held during our second quarter. Another example is the biennial release (previously triennial release) of the Boiler Pressure Vessel Code (BPVC) engineering standard, which generates revenue for us predominantly in the third quarter of every other year. The BPVC benefit most recently occurred in the third quarter of 2013.

2. Significant Accounting Policies

Fiscal Year End

Our fiscal year ends on November 30 of each year. References herein to individual years mean the year ended November 30. For example, 2013 means the year ended November 30, 2013.

Consolidation Policy

The consolidated financial statements include the accounts of all wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Significant estimates have been made in areas that include revenue recognition, valuation of long-lived and intangible assets and goodwill, income taxes, pension and postretirement benefits, and stock-based compensation. Actual results could differ from those estimates.

Concentration of Credit Risk

We are exposed to credit risk associated with cash equivalents, foreign currency and interest rate derivatives, and trade receivables. We do not believe that our cash equivalents or investments present significant credit risks because the counterparties to the instruments consist of major financial institutions that are financially sound or have been capitalized by the U.S. government and we manage the notional amount of contracts entered into with any counterparty. Substantially all trade receivable balances are unsecured. The concentration of credit risk with respect to trade receivables is limited by the large number of customers in our customer base and their dispersion across various industries and geographic areas. We perform ongoing credit evaluations of our customers and maintain an allowance for probable credit losses. The allowance is based upon management's assessment of known credit risks as well as general industry and economic conditions. Specific accounts receivable are written off upon notification of bankruptcy or once it is determined the account is significantly past due and collection efforts are unsuccessful.

Fair Value Measurements

Fair value is determined based on the assumptions that market participants would use in pricing the asset or liability. We utilize the following fair value hierarchy in determining fair values:

Level 1 – Quoted prices for identical assets or liabilities in active markets.

Level 2 – Inputs other than quoted prices within Level 1 that are observable either directly or indirectly, including quoted prices in markets that are not active, quoted prices in active markets for similar assets or liabilities, and observable inputs other than quoted prices such as interest rates or yield curves.

Level 3 – Unobservable inputs reflecting our view about the assumptions that market participants would use in pricing the asset or liability.

Our cash, accounts receivable, and accounts payable are all short-term in nature; therefore, the carrying value of these items approximates their fair value. The carrying value of our debt instruments approximate their fair value because of the variable interest rate associated with those instruments. Our derivatives, as further described in Note 7, are measured at fair value on a recurring basis by reference to similar transactions in active markets; consequently, we have classified those financial instruments within Level 2 of the fair value hierarchy. Our pension plan assets, as further described in Note 13, are measured at fair value on a recurring basis by reference to similar assets in active markets and are therefore also classified within Level 2 of the fair value hierarchy.

Revenue Recognition

Revenue is recognized when all of the following criteria have been met: (a) persuasive evidence of an arrangement exists, (b) delivery has occurred or services have been rendered, (c) the price to the customer is fixed or determinable, and (d) collectibility is reasonably assured.

The majority of our revenue is derived from the sale of subscriptions. Our subscription agreements are typically non-cancellable and may contain provisions for minimum monthly payments. For subscription revenue, the timing of our cash flows generally precedes the recognition of revenue and income, as we defer any initial payments and recognize revenue ratably as delivered over the subscription period.

Revenue is recognized upon delivery for non-subscription sales.

In certain locations, we use dealers to distribute our Critical Information and Insight. Revenue for products sold through dealers is recognized as follows:

- For subscription offerings, revenue is recognized ratably as delivered to the end user over the subscription period.
- For non-subscription offerings, revenue is recognized upon delivery to the dealer.

We do not defer the revenue for the limited number of sales of subscriptions in which we act as a sales agent for third parties and we have no continuing responsibility to maintain and update the underlying database. We recognize this revenue on a net basis upon the sale of these subscriptions and delivery of the information and tools.

Services

We provide our customers with service offerings that are primarily sold on a stand-alone basis and on a significantly more limited basis as part of a multiple-element arrangement. Our service offerings are generally separately priced in a standard price book. For services that are not in a standard price book, as the price varies based on the nature and complexity of the service offering, pricing is based on the estimated amount of time to be incurred at standard billing rates for the estimated underlying effort for executing the associated deliverable in the contract. Revenue related to services performed under time-and-material-based contracts is recognized in the period performed at standard billing rates. Revenue associated with fixed-price contracts is recognized upon completion of each specified performance obligation or proportionally based upon performance progress under the terms of the contract. See discussion of “multiple-element arrangements” below. If the contract includes acceptance contingencies, revenue is recognized in the period in which we receive documentation of acceptance from the customer.

Software

We continue to increase our sales of software products and maintenance contracts. In addition to meeting the standard revenue recognition criteria described above, software license revenue must also meet the requirement that vendor-specific objective evidence (“VSOE”) of the fair value of undelivered elements exists. As a significant portion of our software licenses are sold in multiple-element arrangements that include either maintenance or, in more limited circumstances, both maintenance and professional services, we use the residual method to determine the amount of license revenue to be recognized. Under the residual method, consideration is allocated to undelivered elements based upon VSOE of the fair value of those elements, with the residual of the arrangement fee allocated to and recognized as license revenue. We recognize license revenue upon delivery, with maintenance revenue recognized ratably over the maintenance period. We have established VSOE of the fair value of maintenance through independent maintenance renewals, which demonstrate a consistent relationship of pricing maintenance as a percentage of the discounted or undiscounted license list price. VSOE of the fair value of professional services is established based on daily rates when sold on a stand-alone basis.

Multiple-element arrangements

Occasionally, we may execute contracts with customers which contain multiple offerings. In our business, multiple-element arrangements refer to contracts with separate fees for subscription offerings, decision-support tools, maintenance, and/or related services. We have established separate units of accounting as each offering is primarily sold on a stand-alone basis. Using the relative selling price method, each element of the arrangement is allocated based generally on stand-alone sales of these products and services, which constitutes VSOE of selling price. We do not use any other factors, inputs, assumptions, or methods to determine an estimated selling price. We recognize the elements of the contract as follows:

- Subscription offerings and license fees are recognized ratably over the license period as long as there is an associated licensing period or a future obligation. Otherwise, revenue is recognized upon delivery.
- For non-subscription offerings of a multiple-element arrangement, the revenue is generally recognized for each element in the period in which delivery of the product to the customer occurs, completion of services occurs or, for post-contract support, ratably over the term of the maintenance period.
- In some instances, customer acceptance is required for consulting services rendered. For those transactions, the service revenue component of the arrangement is recognized in the period that customer acceptance is obtained.

Cash and Cash Equivalents

We consider all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents are carried at cost, which approximates fair value.

Deferred Subscription Costs

Deferred subscription costs represent royalties and certain dealer commissions associated with customer subscriptions. These costs are deferred and amortized to expense over the period of the subscriptions.

Property and Equipment

Land, buildings and improvements, machinery and equipment are stated at cost. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets as follows:

Buildings and improvements	7 to 30 years
Capitalized software	3 to 7 years
Computers and office equipment	3 to 10 years

Leasehold improvements are depreciated over their estimated useful life, or the life of the lease, whichever is shorter. Maintenance, repairs and renewals of a minor nature are expensed as incurred. Betterments and major renewals which extend the useful lives of buildings, improvements, and equipment are capitalized. We also capitalize certain internal-use software development costs in accordance with applicable accounting principles.

We review the carrying amounts of long-lived assets such as property and equipment to determine whether current events or circumstances indicate their value may be impaired. A long-lived asset with a finite life is considered to be impaired if its carrying value exceeds the estimated future undiscounted cash flows to be derived from it. Any impairment is measured by the amount that the carrying value of such assets exceeds their fair value, primarily based on estimated discounted cash flows. Considerable management judgment is necessary to estimate the fair value of assets. Assets to be disposed of are carried at the lower of their financial statement carrying amount or fair value, less cost to sell.

Leases

In certain circumstances, we enter into leases with free rent periods or rent escalations over the term of the lease. In such cases, we calculate the total payments over the term of the lease and record them ratably as rent expense over that term.

Intangible Assets and Goodwill

We account for our business acquisitions using the purchase method of accounting. We allocate the total cost of an acquisition to the underlying net assets based on their respective estimated fair values. As part of this allocation process, we must identify and attribute values and estimated lives to the intangible assets acquired. We evaluate our intangible assets and goodwill for impairment at least annually, as well as whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. Impairments are expensed as incurred.

Finite-lived intangible assets

Identifiable intangible assets with finite lives are generally amortized on a straight-line basis over their respective lives, as follows:

Information databases	2 to 15 years
Customer relationships	1 to 17 years
Non-compete agreements	1 to 5 years
Developed computer software	3 to 10 years
Trademarks	1 to 15 years
Other	1 to 8 years

Indefinite-lived intangible assets

Beginning in 2012, when performing the impairment test for indefinite-lived intangible assets, which consist of trade names and perpetual licenses, we first conduct a qualitative analysis to determine whether we believe it is more likely than not that an asset has been impaired. If we believe an impairment has occurred, we then evaluate for impairment by comparing the amount by which the carrying value of the asset exceeds its fair value. An impairment charge is recognized if the asset's estimated fair value is less than its carrying value.

We estimate the fair value based on the relief from royalty method using projected discounted future cash flows, which, in turn, are based on our views of uncertain variables such as growth rates, anticipated future economic conditions and the appropriate discount rates relative to risk and estimates of residual values. The use of different estimates or assumptions within our discounted cash flow model when determining the fair value of our indefinite-lived intangible assets or using a methodology other than a discounted cash flow model could result in different values for our indefinite-lived intangible assets and could result in an impairment charge.

Goodwill

We test goodwill for impairment on a reporting unit level. A reporting unit is a group of businesses (i) for which discrete financial information is available and (ii) that have similar economic characteristics. We have determined that our segments are also our reporting units. We test goodwill for impairment using the following two-step approach:

- We first determine the fair value of each reporting unit. If the fair value of a reporting unit is less than its carrying value, this is an indicator that the goodwill assigned to that reporting unit might be impaired, which requires performance of the second step. We determine the fair value of our reporting units based on projected future discounted cash flows, which, in turn, are based on our views of uncertain variables such as growth rates, anticipated future economic conditions and the appropriate discount rates relative to risk and estimates of residual values. There were no deficiencies in reporting unit fair values versus carrying values in the fiscal years ended November 30, 2013, 2012, and 2011.

- If necessary, in the second step, we allocate the fair value of the reporting unit to the assets and liabilities of the reporting unit as if it had just been acquired in a business combination and as if the purchase price was equivalent to the fair value of the reporting unit. The excess of the fair value of the reporting unit over the amounts assigned to its assets and liabilities is referred to as the implied fair value of goodwill. We then compare that implied fair value of the reporting unit's goodwill to the carrying value of that goodwill. If the implied fair value is less than the carrying value, we recognize an impairment loss for the deficiency.

Income Taxes

Deferred income taxes are provided using tax rates enacted for periods of expected reversal on all temporary differences. Temporary differences relate to differences between the book and tax basis of assets and liabilities, principally intangible assets, property and equipment, deferred revenue, pension and other postretirement benefits, accruals, and stock-based compensation. Valuation allowances are established to reduce deferred tax assets to the amount that will more likely than not be realized. To the extent that a determination is made to establish or adjust a valuation allowance, the expense or benefit is recorded in the period in which the determination is made.

Judgment is required in determining the worldwide provision for income taxes. Additionally, the income tax provision is based on calculations and assumptions that are subject to examination by many different tax authorities and to changes in tax law and rates in many jurisdictions. We adjust our income tax provision in the period in which it becomes probable that actual results will differ from our estimates.

Pension and Other Postretirement Benefits

During the fourth quarter of each fiscal year (or upon any remeasurement date), we immediately recognize net actuarial gains or losses in excess of a corridor in our operating results. The corridor amount is equivalent to ten percent of the greater of the market-related value of plan assets or the plan's benefit obligation at the beginning of the year. We use the actual fair value of plan assets at the measurement date as the measure of the market-related value of plan assets.

Treasury Stock

For all stock retention and buyback programs and transactions, we utilize the cost method of accounting. We employ the weighted-average cost method as our costing method for treasury stock transactions.

Earnings per Share

Basic earnings per share (EPS) is computed by dividing net income by the weighted-average number of shares of Class A common stock outstanding during the period. Diluted EPS is computed using the weighted-average number of shares of Class A common stock and dilutive potential shares of Class A common stock outstanding during the period. Diluted EPS reflects the potential dilution that could occur if securities were exercised or converted into shares of Class A common stock.

Advertising Costs

Production costs are expensed as of the first date that the advertisements take place. Advertising expense was approximately $12.7 million for 2013 and was primarily comprised of Polk and CARFAX advertising; advertising expense for 2012 and 2011 was insignificant.

Foreign Currency

The functional currency of each of our foreign subsidiaries is typically such subsidiary's local currency. Assets and liabilities are translated at period-end exchange rates. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. Any translation adjustments are included in other comprehensive income. Transactions executed in different currencies resulting in exchange adjustments are translated at spot rates and resulting foreign-exchange-transaction gains and losses are included in the results of operations.

Stock-Based Compensation

All stock-based payments to employees are recognized in the income statement based on their fair values. In addition, we estimate forfeitures at the grant date. Compensation cost is recognized based on the number of awards expected to vest. There will be adjustments in future periods if actual forfeitures differ from our estimates. Our forfeiture rate is based upon historical experience as well as anticipated employee turnover considering certain qualitative factors. We amortize the value of stock-based awards to expense over the vesting period on a straight-line basis. For awards with performance conditions, we evaluate the probability of the number of shares that are expected to vest, and compensation expense is then adjusted to reflect the number of shares expected to vest and the cumulative vesting period met to date.

Reclassification

Certain reclassifications have been made to prior period amounts to conform to the current year presentation.

Recent Accounting Pronouncements

In September 2011, the Financial Accounting Standards Board (FASB) issued guidance on testing goodwill for impairment that became effective for us in the first quarter of 2013. Under the new guidance, an entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If the entity determines that this threshold is not met, then performing the two-step impairment test is unnecessary. The adoption of this standard did not have an impact on our consolidated financial statements.

In February 2013, the FASB issued guidance on the reporting of reclassifications out of accumulated other comprehensive income (AOCI) that will become effective for us in the first quarter of 2014. Under the new guidance, an entity is required to report the effect of significant reclassifications out of AOCI on the respective line items in net income if the amount being reclassified is required under GAAP to be reclassified in its entirety to net income. For amounts not required under GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other GAAP disclosures that provide additional detail about those amounts. We do not expect these changes to impact our consolidated financial statements other than the change in disclosures.

3. Business Combinations

During the year ended November 30, 2013, we completed the following acquisitions, among others:

Exclusive Analysis and the business of Dodson Data Systems. On December 12, 2012, we announced the completion of two strategic acquisitions: Exclusive Analysis, a specialist intelligence company that forecasts political and violent risks worldwide, and the business of Dodson Data Systems, a leading provider of strategic information for companies engaged in oil and gas operations located in the Gulf of Mexico and the United States. We acquired these two businesses in order to augment our existing product portfolio by providing our customers with additional information, forecasting, and analytics.

Energy Publishing Inc. (Energy Publishing). On December 31, 2012, we acquired Energy Publishing, a leading provider of North American and Australasian coal intelligence. We acquired Energy Publishing in order to strengthen our position in coal intelligence and give us an immediate presence and deep coverage in North American and Australasian coal markets, complementing our existing global Energy and Power product offerings.

Fekete Associates. On April 5, 2013, we acquired Fekete Associates, a leading provider of integrated reservoir management software and services to the oil and gas industry. We acquired Fekete in order to combine Fekete's workflow tools with our existing energy information products to create efficiencies for customers by helping them make timely exploration and production decisions.

Waterborne Energy. On May 13, 2013, we acquired Waterborne Energy, a company that provides global research, analysis, and price information in the Liquefied Petroleum Gas (LPG) and Liquefied Natural Gas (LNG) sector. We acquired Waterborne in order to help us provide our customers with comprehensive and complete LPG and LNG intelligence that will aid them in making key business decisions regarding demand, supply, and pricing. The purchase price allocation for this acquisition is preliminary and may change upon completion of the determination of fair value.

PFC Energy. On June 19, 2013, we acquired PFC Energy, a provider of upstream and downstream energy information, research, and analysis. We acquired PFC Energy because of its product offering set, geographical footprint, and customer relationships, all of which are complementary to IHS and bring greater depth and breadth in key areas of the IHS energy solution set.

R. L. Polk & Co. (Polk). On July 15, 2013, we acquired Polk, a recognized leader in providing automotive information and analytics solutions, for approximately $1.4 billion, consisting of approximately $1.25 billion in cash, net of cash acquired, and 1,334,477 shares of our common stock (at a value of $131.5 million), which we issued from our treasury stock. The cash portion of the transaction was funded with cash on hand, cash from our amended existing revolver, and a new bank term loan. We acquired Polk in order to further establish our automotive business as a strategic partner for the automotive industry worldwide.

We have included revenue and expenses attributable to Polk in the appropriate geographic segment (principally the Americas) from the date of acquisition. The Polk acquisition contributed $165.9 million of revenue and $14.4 million of income from continuing operations for the post-acquisition period ended November 30, 2013.

The following unaudited pro forma information has been prepared as if the Polk acquisition had been consummated at December 1, 2011. This information is presented for informational purposes only, and is not necessarily indicative of the operating results that would have occurred if the acquisition had been consummated as of that date. This information should not be used as a predictive measure of our future financial position, results of operations, or liquidity.

Supplemental pro forma financial information (Unaudited)	Year ended November 30, 2013	2012
	(In thousands, except per share data)	
Total revenue	$2,105,314	$1,923,901
Net income	$ 102,107	$ 160,991
Diluted earnings per share	$ 1.50	$ 2.37

The 2013 pro forma net income excludes $26.4 million of one-time change in control and transaction costs.

The following table summarizes the purchase price allocation, net of acquired cash, for all acquisitions completed in 2013 (in thousands):

	Polk	All others	Total
Assets:			
Current assets	$ 87,076	$ 16,524	$ 103,600
Property and equipment	32,311	2,759	35,070
Intangible assets	620,700	83,646	704,346
Goodwill	935,450	170,224	1,105,674
Other long-term assets	11,032	210	11,242
Total assets	1,686,569	273,363	1,959,932
Liabilities:			
Current liabilities	53,785	29,673	83,458
Deferred taxes	243,842	4,250	248,092
Other long-term liabilities	8,926	936	9,862
Total liabilities	306,553	34,859	341,412
Purchase price	$1,380,016	$238,504	$1,618,520

During 2012, we completed the following acquisitions:

Acquisitions announced March 5, 2012. On March 5, 2012, we announced the acquisition of Displaybank Co., Ltd., a global authority in market research and consulting for the flat-panel display industry, and the Computer Assisted Product Selection (CAPS™) electronic components database and tools business, including CAPS Expert, from PartMiner Worldwide. The combined purchase price of these businesses was approximately $40 million. We acquired Displaybank in order to deepen our Asia Pacific research and analysis capabilities and we acquired the CAPS family of products in order to enhance our existing electronic parts information business.

IMS Group Holdings Ltd. (IMS Research). On March 22, 2012, we acquired IMS Research, a leading independent provider of market research and consultancy to the global electronics industry, for approximately $44 million in cash, net of cash acquired. We acquired IMS Research in order to help us expand our products and services in the technology, media and telecommunications value chain.

BDW Automotive GmbH (BDW). On March 29, 2012, we acquired BDW, a leader in the development of information and planning systems and intelligent processing of vehicle databases for the automotive industry, for approximately $7 million, net of cash acquired. We acquired BDW in order to expand our capabilities in the automotive dealer and aftermarket data and systems market.

XēDAR Corporation (XēDAR). On May 11, 2012, we acquired XēDAR for approximately $28 million in cash, net of cash acquired. XēDAR is a leading developer and provider of geospatial information products and services. We acquired XēDAR primarily to use its proprietary geographic and land information system solutions to contribute to our energy technical information and analytical tools.

CyberRegs. On July 2, 2012, we acquired the CyberRegs business from Citation Technologies, Inc., for approximately $11 million in cash. The CyberRegs business is designed to help customers make business decisions about regulatory compliance for Enterprise Sustainability Management. We acquired CyberRegs in order to help our customers reduce IT system and workflow complexity by reducing the number of vendors they rely on to support their strategies for Enterprise Sustainability Management.

GlobalSpec, Inc. (GlobalSpec). On July 9, 2012, we acquired GlobalSpec, a leading specialized vertical search, product information, and digital media company serving the engineering, manufacturing, and related scientific and technical market segments, from Warburg Pincus LLC, for $136 million, net of cash acquired. We acquired GlobalSpec in order to help us improve our product design portfolio and create an expanded destination for our products and services.

Invention Machine. On July 11, 2012, we acquired Invention Machine, a leader in semantic search technology, for approximately $40 million, net of cash acquired. We acquired Invention Machine in order to utilize its semantic search engine to help customers accelerate innovation and develop, maintain, and produce superior products and services.

The following table summarizes the purchase price allocation, net of acquired cash, for all acquisitions completed in 2012 (in thousands):

	GlobalSpec	All others	Total
Assets:			
Current assets	$ 4,740	$ 11,702	$ 16,442
Property and equipment	1,880	2,531	4,411
Intangible assets	44,500	72,034	116,534
Goodwill	114,778	115,987	230,765
Other long-term assets	772	282	1,054
Total assets	166,670	202,536	369,206
Liabilities:			
Current liabilities	80	8,191	8,271
Deferred revenue	12,238	12,926	25,164
Deferred taxes	17,661	11,631	29,292
Other long-term liabilities	211	—	211
Total liabilities	30,190	32,748	62,938
Purchase price	$136,480	$169,788	$306,268

During 2011, we completed the following acquisitions, among others:

ODS-Petrodata (Holdings) Ltd. (ODS-Petrodata). On April 16, 2011, we acquired ODS-Petrodata for approximately $75 million in cash, net of cash acquired. ODS-Petrodata is a premier provider of data, information, and market intelligence to the offshore energy industry. We acquired ODS-Petrodata in order to extend our offerings to the upstream energy sector through provision of high quality data and research across the range of offshore markets such as drilling rigs, marine and seismic vessels and field development operations.

Dyadem International, Ltd. (Dyadem). On April 26, 2011, we acquired Dyadem for approximately $49 million in cash, net of cash acquired. Dyadem is a market leader in Operational Risk Management and Quality Risk Management solutions. We acquired Dyadem in order to provide our customers with software solutions that will help them achieve regulatory compliance and business continuity.

Chemical Market Associates, Inc. (CMAI). On May 2, 2011, we acquired CMAI for approximately $73 million in cash, net of cash acquired. CMAI is a leading provider of market and business advisory services for the worldwide petrochemical, specialty chemicals, fertilizer, plastics, fibers, and chlor-alkali industries. We acquired CMAI in order to add its comprehensive information and analysis to our event-driven supply-chain information strategy and to use CMAI's price discovery and analysis business to broaden our commodities and cost information capabilities.

Seismic Micro-Technology (SMT). On August 10, 2011, we acquired SMT for approximately $502 million in cash, net of cash acquired. SMT is a global leader in Windows-based exploration and production software, and its solutions are used by geoscientists worldwide to evaluate potential reservoirs and plan field development. We acquired SMT in order to provide a more robust, valuable, and integrated solution set of information, software, and insight to support our energy customers worldwide.

Purvin & Gertz. On November 10, 2011, we acquired Purvin & Gertz for approximately $29 million in cash, net of cash acquired. Purvin & Gertz is a well-established global advisory and market research firm that provides technical, commercial and strategic advice to international clients in the petroleum refining, natural gas, natural gas liquids, crude oil and petrochemical industries. We acquired Purvin & Gertz in order to enhance the focused, actionable analysis and deep industry knowledge of our product and service portfolio that is critical to senior executives and other key decision makers.

The following table summarizes the purchase price allocation, net of acquired cash, for all acquisitions completed in 2011 (in thousands):

	SMT	ODS-Petrodata	CMAI	All others	Total
Assets:					
Current assets	$ 19,752	$ 5,468	$ 6,222	$ 15,233	$ 46,675
Property and equipment	2,302	851	1,799	2,363	7,315
Intangible assets	105,310	21,960	34,170	33,233	194,673
Goodwill	437,768	61,375	62,577	50,093	611,813
Other long-term assets	—	1,440	—	135	1,575
Total assets	565,132	91,094	104,768	101,057	862,051
Liabilities:					
Current liabilities	5,105	2,208	5,762	12,044	25,119
Deferred revenue	17,403	9,709	15,646	6,404	49,162
Deferred taxes	40,547	3,681	10,041	2,758	57,027
Other long-term liabilities	—	335	178	172	685
Total liabilities	63,055	15,933	31,627	21,378	131,993
Purchase price	$502,077	$75,161	$ 73,141	$ 79,679	$730,058

4. Accounts Receivable

Our accounts receivable balance consists of the following as of November 30, 2013 and 2012 (in thousands):

	2013	2012
Accounts receivable	$470,251	$376,463
Less: Accounts receivable allowance	(10,988)	(4,346)
Accounts receivable, net	$459,263	$372,117

We record an accounts receivable allowance when it is probable that the accounts receivable balance will not be collected. The amounts comprising the allowance are based upon management's estimates and historical collection trends. The activity in our accounts receivable allowance consists of the following for the years ended November 30, 2013, 2012, and 2011, respectively (in thousands):

	2013	2012	2011
Balance at beginning of year	$ 4,346	$ 4,300	$ 3,024
Provision for bad debts	9,496	2,661	2,666
Recoveries and other additions	2,133	1,056	2,289
Write-offs and other deductions	(4,987)	(3,671)	(3,679)
Balance at end of year	$10,988	$ 4,346	$ 4,300

5. Property and Equipment

Property and equipment consists of the following as of November 30, 2013 and 2012 (in thousands):

	2013	2012
Land, buildings and improvements	$ 108,287	$ 98,004
Capitalized software	149,681	92,438
Computers and office equipment	195,006	119,854
Property and equipment, gross	452,974	310,296
Less: Accumulated depreciation	(207,408)	(147,283)
Property and equipment, net	$ 245,566	$ 163,013

Depreciation expense was approximately $48.8 million, $36.1 million, and $23.8 million for the years ended November 30, 2013, 2012, and 2011, respectively.

6. Intangible Assets

The following table presents details of our intangible assets, other than goodwill (in thousands):

	As of November 30, 2013			As of November 30, 2012		
	Gross	Accumulated Amortization	Net	Gross	Accumulated Amortization	Net
Intangible assets subject to amortization:						
Information databases	$ 633,347	$(194,904)	$ 438,443	$291,265	$(141,072)	$150,193
Customer relationships	470,632	(90,827)	379,805	266,168	(63,105)	203,063
Non-compete agreements	2,717	(1,653)	1,064	4,372	(2,615)	1,757
Developed computer software	159,413	(64,514)	94,899	141,570	(46,898)	94,672
Trademarks	167,179	(13,300)	153,879	29,068	(4,845)	24,223
Other	25,404	(13,423)	11,981	22,146	(7,318)	14,828
Total	1,458,692	(378,621)	1,080,071	754,589	(265,853)	488,736
Intangible assets not subject to amortization:						
Trademarks	63,144	—	63,144	64,618	—	64,618
Perpetual licenses	1,249	—	1,249	1,198	—	1,198
Total intangible assets	$1,523,085	$(378,621)	$1,144,464	$820,405	$(265,853)	$554,552

Intangible asset amortization expense was $109.9 million, $82.1 million, and $64.2 million for the years ended November 30, 2013, 2012, and 2011, respectively. Estimated future amortization expense related to intangible assets held as of November 30, 2013 is as follows:

Year	Amount (in thousands)
2014	$134,620
2015	$128,027
2016	$118,846
2017	$104,762
2018	$ 91,380
Thereafter	$502,436

Changes in our goodwill and gross intangible assets from November 30, 2012 to November 30, 2013 were primarily the result of our recent acquisition activities. Goodwill associated with the Polk acquisition was primarily recognized in the Americas segment, and none of the goodwill associated with the transaction is expected to be deductible for tax purposes. The change in net intangible assets was primarily due to the addition of intangible assets associated with the acquisitions described in Note 3, Business Combinations, partially offset by current year amortization. Goodwill, gross intangible assets, and net intangible assets were all subject to foreign currency translation effects.

7. Derivatives

Our business is exposed to various market risks, including interest rate and foreign currency risks. We utilize derivative instruments to help us manage these risks. We do not hold or issue derivatives for speculative purposes.

Interest Rate Swaps

To mitigate interest rate exposure on our outstanding Credit Facility debt, we utilize the following types of derivative instruments:

- Interest rate derivative contracts that effectively swap $100 million of floating rate debt at a 1.80 percent weighted-average fixed interest rate, plus the applicable Credit Facility spread. We entered into these swap contracts in 2011, and both contracts expire in July 2015.
- Forward-starting interest rate derivative contracts that effectively swap $200 million of floating rate debt at a 2.93 percent weighted-average fixed interest rate, plus the applicable Credit Facility spread. We entered into these swap contracts in November 2013, and the contracts take effect in November 2015, with expiration in November 2020.

Because the terms of these swaps and the variable rate debt coincide, we do not expect any ineffectiveness. We have designated and accounted for these instruments as cash flow hedges, with changes in fair value being deferred in accumulated other comprehensive loss in the consolidated balance sheets.

Foreign Currency Forwards

To mitigate foreign currency exposure, we utilize the following types of derivative instruments:

- Foreign currency forward contracts that hedge the foreign currency exposure on Euro-denominated receipts in U.S. Dollar functional entities. During 2013, we implemented a rolling 12-month hedging program to mitigate this exposure. Because the critical terms of the forward contracts and the forecasted cash flows coincide, we do not expect any ineffectiveness associated with these contracts. We have designated and accounted for these derivatives as cash flow hedges, with changes in fair value being deferred in accumulated other comprehensive loss in the consolidated balance sheets. The notional amount of outstanding foreign currency forwards under these agreements as of November 30, 2013 was approximately $15.9 million.
- Short-term foreign currency forward contracts that manage market risks associated with fluctuations in balances that are denominated in currencies other than the local functional currency. We account for these forward contracts at fair value and recognize the associated realized and unrealized gains and losses in other expense (income), net, since we have not designated these contracts as hedges for accounting purposes. The following table summarizes the notional amounts of these outstanding foreign currency forward contracts as of November 30, 2013 and 2012 (in thousands):

	November 30, 2013	November 30, 2012
Notional amount of currency pair:		
Contracts to buy USD with CAD ...	$ 142,606	$ 59,751
Contracts to buy CAD with GBP ...	C$ 28,741	C$ —
Contracts to buy USD with EUR ...	$ 17,522	$ 2,594
Contracts to buy CHF with USD ...	$ 15,308	$ —
Contracts to buy GBP with EUR ...	£ 5,866	£ 5,596
Contracts to buy USD with GBP ...	£ 1,863	£ 27,710

Fair Value of Derivatives

Since our derivative instruments are not listed on an exchange, we have evaluated fair value by reference to similar transactions in active markets; consequently, we have classified all of our derivative instruments within Level 2 of the fair value measurement hierarchy. The following table shows the classification, location, and fair value of our derivative instruments as of November 30, 2013 and 2012 (in thousands):

	Balance Sheet Location	Fair Value of Derivative Instruments November 30, 2013	Fair Value of Derivative Instruments November 30, 2012
Assets:			
Derivatives designated as accounting hedges:			
Foreign currency forwards	Other current assets	$ 8	$ —
Derivatives not designated as accounting hedges:			
Foreign currency forwards	Other current assets	1,548	—
Total		$1,556	$ —
Liabilities:			
Derivatives designated as accounting hedges:			
Interest rate swaps	Other accrued expenses	$3,366	$3,587
Foreign currency forwards	Other accrued expenses	423	—
Derivatives not designated as accounting hedges:			
Foreign currency forwards	Other accrued expenses	957	1,020
Total		$4,746	$4,607

The net gain (loss) on foreign currency forwards that are not designated as hedging instruments for the years ended November 30, 2013, 2012, and 2011, respectively, was as follows (in thousands):

	Location on consolidated statements of operations	Amount of gain (loss) recognized in the consolidated statements of operations 2013	2012	2011
Foreign currency forwards	Other expense (income), net	$5,372	$(2,491)	$(1,581)

The following table provides information about the gains (losses) on our cash flow hedging instruments for the years ended November 30, 2013, 2012, and 2011 (in thousands):

Derivatives in cash flow hedging relationships	Amount of gain/(loss) recognized in AOCI on derivative 2013	2012	2011	Location of gain/(loss) reclassified from AOCI into income	Amount of gain/(loss) reclassified from AOCI into income 2013	2012	2011
Interest rate swaps	$1,073	$507	$(1,408)	Interest expense	$(935)	$(813)	$(509)
Foreign currency forwards	(153)	—	—	Revenue	41	—	—
Total	$ 920	$507	$(1,408)		$(894)	$(813)	$(509)

The cumulative amount of unrecognized hedge losses recorded in AOCI is as follows (in thousands):

	Unrecognized losses, net of tax	
	November 30, 2013	November 30, 2012
Interest rate swaps	$(2,087)	$(2,225)
Foreign currency forwards	(112)	—
Total	$(2,199)	$(2,225)

The unrecognized losses relating to the foreign currency forwards are expected to be reclassified into revenue within the next 12 months, and approximately $0.9 million of the unrecognized losses relating to the interest rate swaps are expected to be reclassified into interest expense within the next 12 months.

8. Debt

The following table summarizes total indebtedness as of November 30, 2013 and 2012 (in thousands):

	November 30, 2013	November 30, 2012
Credit Facility:		
Revolver	$ 770,000	$ 310,000
Term loans	446,904	499,482
2012 term loan	250,000	250,000
2013 term loan	700,000	—
Capital leases	7,688	866
Prime notes	—	676
Total debt	$2,174,592	$1,061,024
Current portion	(395,527)	(170,102)
Total long-term debt	$1,779,065	$ 890,922

Credit Facility. Our Credit Facility is a syndicated bank credit agreement that consists of amortizing term loans and a $1.0 billion revolver. All borrowings under the Credit Facility are unsecured. The term loans and revolver included in the Credit Facility have a five-year tenor ending in January 2016. Certain terms of our Credit Facility were amended during the third quarter of 2013 as a result of the increased leverage associated with borrowings made to fund the Polk acquisition, including the interest rate, commitment fee, and Leverage Ratio, which is defined as the ratio of Consolidated Funded Indebtedness to rolling four-quarter Consolidated Earnings Before Interest Expense, Taxes, Depreciation and Amortization (EBITDA), as such terms are defined in the Credit Facility. The interest rates for borrowings under the Credit Facility are now the applicable LIBOR plus a spread of 1.00 percent to 2.25 percent, depending upon our Leverage Ratio. A commitment fee on any unused balance is payable periodically and ranges from 0.15 percent to 0.40 percent based upon our Leverage Ratio. The Credit Facility contains certain financial and other covenants, including a maximum Leverage Ratio and a maximum Interest Coverage Ratio, as such terms are defined in the Credit Facility.

As of November 30, 2012, and prior to the third quarter 2013 amendment to the Credit Facility, the interest rates for borrowings under the Credit Facility were the applicable LIBOR plus a spread of 1.00 percent to 1.75 percent, depending upon our Leverage Ratio. The commitment fee on any unused balance ranged from 0.15 percent to 0.30 percent based upon our Leverage Ratio.

2012 term loan. During the third quarter of 2012, we entered into a $250 million interest-only term loan agreement with a two-and-a-half year tenor ending in March 2015. Borrowings under the loan are unsecured. The interest for borrowing under this loan, as well as certain financial and other covenants, including a maximum Leverage Ratio and a maximum Interest Coverage ratio, are consistent with the amendment made to the existing Credit Facility term loans in the third quarter of 2013 described above.

2013 term loan. During the third quarter of 2013, we entered into a $700 million amortizing term loan agreement to facilitate a portion of the funding for the Polk acquisition. This term loan has a five-year tenor ending in July 2018, and borrowings under the loan are unsecured. The interest for borrowing under this term loan, as well as certain financial and other covenants, including a maximum Leverage Ratio and a maximum Interest Coverage ratio, are consistent with the previously existing credit facilities described above.

As a result of the new and amended credit agreements, we capitalized approximately $13.1 million of debt issuance costs during the third quarter of 2013.

As of November 30, 2013, we were in compliance with all of our debt covenants. Our credit agreements require a systematic reduction in our leverage ratio each quarter for the first year. We have classified short-term debt based on principal maturities and expected cash availability over the next 12 months. As of November 30, 2013, we had approximately $770 million of outstanding borrowings under the revolver at a current annual interest rate of 2.43 percent and approximately $1.4 billion of aggregate outstanding borrowings under the term loans at a current weighted average annual interest rate of 2.55 percent, including the effect of the interest rate swaps.

We also had approximately $0.9 million of outstanding letters of credit under the Credit Facility as of November 30, 2013, which reduces the available borrowing under the Credit Facility by an equivalent amount.

Maturities of outstanding borrowings under the term loans as of November 30, 2013 are as follows (in thousands):

Year	Amount (in thousands)
2014	$ 155,156
2015	665,469
2016	126,279
2017	100,000
2018	350,000
	$1,396,904

Prime notes. As of November 30, 2012, we had approximately $0.7 million of non-interest bearing notes that were issued to the sellers of Prime Publications Limited (Prime), a company that we purchased in 2008. The notes were paid off in December 2012.

9. Restructuring Charges

Net restructuring charges were $13.5 million, $16.8 million, and $1.2 million for the years ended November 30, 2013, 2012, and 2011, respectively. The restructuring charges are described below.

In the second quarter of 2011, we recorded $0.7 million of net restructuring costs in the Americas segment, which represented a revision to our third quarter 2010 estimate of cost to exit space in one of our facilities, partially offset by favorable resolution of certain employee severance costs. In the fourth quarter of 2011, we recorded $0.5 million of restructuring charges for severance costs associated with the consolidation of positions in the EMEA segment to our accounting and customer care Centers of Excellence (COE) locations.

During 2012, we continued to consolidate positions to our COE locations as we completed successive Vanguard releases, as well as eliminating positions to accomplish other operational efficiencies. We also began consolidating legacy data centers in 2012, which included certain contract termination costs. We recorded approximately $16.8 million of restructuring charges for these activities. The activities included the movement or elimination of 271 positions. Of the total charge, approximately $13.4 million of the charge was recorded in the Americas segment, approximately $3.0 million was recorded in the EMEA segment and approximately $0.4 million was recorded in the APAC segment.

During 2013, we eliminated 245 positions and incurred additional direct and incremental costs related to identified operational efficiencies, continued consolidation of positions to our accounting and COE locations, and further consolidation of our legacy data centers. We recorded approximately $13.5 million of restructuring charges for these activities. Of these charges, approximately $9.4 million was recorded in the Americas segment, $3.5 million was recorded in the EMEA segment, and $0.6 million was recorded in the APAC segment. We expect to continue to incur costs related to these and other similar activities in future periods, resulting in additional restructuring charges.

The following table shows our restructuring activity and provides a reconciliation of the restructuring liability as of November 30, 2013 (in thousands):

	Employee Severance and Other Termination Benefits	Contract Termination Costs	Other	Total
Balance at November 30, 2010	$ 1,286	$ 122	$ 47	$ 1,455
Add: Restructuring costs incurred	540	—	—	540
Revision to prior estimates	(394)	1,143	(47)	702
Less: Amount paid	(892)	(1,265)	—	(2,157)
Balance at November 30, 2011	540	—	—	540
Add: Restructuring costs incurred	13,847	2,228	1,008	17,083
Revision to prior estimates	(254)	—	—	(254)
Less: Amount paid	(10,970)	(725)	(949)	(12,644)
Balance at November 30, 2012	3,163	1,503	59	4,725
Add: Restructuring costs incurred	13,906	525	450	14,881
Revision to prior estimates	(1,498)	75	—	(1,423)
Less: Amount paid	(13,002)	(2,000)	(486)	(15,488)
Balance at November 30, 2013	$ 2,569	$ 103	$ 23	$ 2,695

As of November 30, 2013, approximately $1.6 million of the remaining liability was in the Americas segment and approximately $1.1 million was in the EMEA segment. The entire $2.7 million is expected to be paid in 2014.

10. Acquisition-related Costs

During 2011, we incurred approximately $8.0 million in costs to complete acquisitions and to leverage synergies from recent business combinations. As a result of these activities, we eliminated approximately 40 positions and closed one of the acquired offices. The changes only affected the Americas and EMEA segments.

During 2012, we incurred approximately $4.1 million in costs associated with acquisitions, including legal and professional fees, the elimination of certain positions, and a facility closure. Substantially all of the costs were incurred within the Americas segment.

During 2013, we incurred approximately $23.4 million of costs associated with acquisitions, primarily related to the Polk acquisition. Acquisition-related costs for 2013 included investment adviser fees, severance, a lease abandonment, and legal and professional fees. Certain of these costs were incurred for a transaction that we chose not to consummate. Approximately $19.6 million of the costs were incurred in the Americas segment and $3.9 million of the costs were incurred in the EMEA segment.

The following table provides a reconciliation of the acquisition-related costs accrued liability as of November 30, 2013 (in thousands):

	Employee Severance and Other Termination Benefits	Contract Termination Costs	Other	Total
Balance at November 30, 2010	$ —	$ —	$ —	$ —
Add: Costs incurred	4,318	706	2,976	8,000
Less: Amount paid	(2,699)	(237)	(2,791)	(5,727)
Balance at November 30, 2011	$ 1,619	$ 469	$ 185	$ 2,273
Add: Costs incurred	1,912	138	2,119	4,169
Revision to prior estimates	(22)	—	—	(22)
Less: Amount paid	(2,925)	(523)	(2,304)	(5,752)
Balance at November 30, 2012	$ 584	$ 84	$ —	$ 668
Add: Costs incurred	7,828	1,291	14,487	23,606
Revision to prior estimates	(114)	(44)	(20)	(178)
Less: Amount paid	(2,439)	(1,130)	(14,396)	(17,965)
Balance at November 30, 2013	$ 5,859	$ 201	$ 71	$ 6,131

As of November 30, 2013, approximately $2.7 million of the remaining liability was in the Americas segment and $3.4 million was in the EMEA segment. We expect that the remaining liability will be substantially paid in 2014.

11. Discontinued Operations

Effective December 31, 2009, we sold our small non-core South African business for approximately $2 million with no gain or loss on sale. The sale of this business included a building and certain intellectual property. In exchange for the sale of these assets, we received two three-year notes receivable, one secured by a mortgage on the building and the second secured by a pledge on the shares of the South African company. In December 2010, we received full payment of the note receivable that was secured by a mortgage on the building. In November 2013, we received final payment of the remaining note receivable.

During the fourth quarter of 2011, we discontinued operations of a small print-and-advertising business focused on a narrow, declining market. The abandonment of this business included certain intellectual property. We also discontinued a minor government-services business during that period.

Operating results of these discontinued operations for the years ended November 30, 2013, 2012, and 2011, respectively, were as follows (in thousands):

	2013	2012	2011
Revenue	$ —	$ —	$6,938
Income (loss) from discontinued operations before income taxes	(163)	36	347
Tax benefit (expense)	62	(17)	(221)
Income (loss) from discontinued operations, net	$(101)	$ 19	$ 126

12. Income Taxes

The amounts of income from continuing operations before income taxes by U.S. and foreign jurisdictions for the years ended November 30, 2013, 2012, and 2011, respectively, is as follows (in thousands):

	2013	2012	2011
U.S.	$ (41,924)	$ 10,693	$ (1,786)
Foreign	196,817	177,020	163,770
	$154,893	$187,713	$161,984

The provision for income taxes from continuing operations for the years ended November 30, 2013, 2012, and 2011, respectively, is as follows (in thousands):

	2013	2012	2011
Current:			
U.S.	$ 15,388	$ 17,301	$ 1,988
Foreign	38,069	24,224	23,974
State	3,914	4,490	2,416
Total current	57,371	46,015	28,378
Deferred:			
U.S.	(24,313)	(13,420)	355
Foreign	(7,336)	(2,592)	(1,444)
State	(2,663)	(439)	(594)
Total deferred	(34,312)	(16,451)	(1,683)
Provision for income taxes	$ 23,059	$ 29,564	$26,695

The following table presents the reconciliation of the provision for income taxes to the U.S. statutory tax rate for the years ended November 30, 2013, 2012, and 2011, respectively (in thousands):

	2013	2012	2011
Statutory U.S. federal income tax	$ 54,213	$ 65,700	$ 56,694
State income tax, net of federal benefit	(62)	1,523	873
Foreign rate differential	(62,448)	(38,153)	(34,385)
Tax rate change	5,286	(2,162)	(1,735)
Valuation allowance	29,288	(1,429)	342
Change in reserves	(1,387)	586	744
Other	(1,831)	3,499	4,162
Income tax expense	$ 23,059	$ 29,564	$ 26,695
Effective tax rate expressed as a percentage of pre-tax earnings	14.9%	15.7%	16.5%

The tax rate change reflects the impact of legislative changes to statutory rates as well as the impact of acquisitions on our global footprint and the related measurement of deferred taxes.

Undistributed earnings of our foreign subsidiaries were approximately $489.2 million at November 30, 2013. Those earnings are considered to be indefinitely reinvested, and do not include earnings from certain subsidiaries which are considered distributed. Accordingly, no provision for U.S. federal and state income taxes has been provided for those earnings. If we were to repatriate those earnings, in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign countries. Determination of the amount of unrecognized deferred U.S. income tax liability is not practicable due to the complexity associated with the hypothetical calculation.

The significant components of deferred tax assets and liabilities as of November 30, 2013 and 2012 are as follows (in thousands):

	2013	2012
Deferred tax assets:		
Accruals and reserves	$ 22,209	$ 11,141
Deferred revenue	773	7,062
Pension and postretirement benefits	9,254	7,698
Tax credits	14,211	3,406
Deferred stock-based compensation	49,453	33,992
Loss carryforwards	80,152	42,019
Other	4,933	6,148
Gross deferred tax assets	180,985	111,466
Valuation allowance	(46,664)	(1,393)
Realizable deferred tax assets	134,321	110,073
Deferred tax liabilities:		
Fixed assets	(7,668)	(8,396)
Intangibles	(417,102)	(185,828)
Gross deferred tax liabilities	(424,770)	(194,224)
Net deferred tax liability	$(290,449)	$ (84,151)

As of November 30, 2013, we had loss carryforwards for tax purposes totaling approximately $261.1 million, comprised of $84.1 million of U.S. net operating loss carryforwards and $177.0 million of foreign loss carryforwards, both of which will be available to offset future taxable income. If not used, the U.S. net operating loss carryforwards will begin to expire in 2018 and the foreign tax loss carryforwards generally may be carried forward indefinitely. We have analyzed the foreign net operating losses and placed valuation allowances on those where we have determined the realization is not more likely than not to occur.

As of November 30, 2013, we had approximately $8.0 million of foreign tax credit (FTC) carryforwards and approximately $7.0 million of research and development (R&D) credit carryforwards, both of which will be available to offset future U.S. tax liabilities. If not used, the FTC carryforwards will expire between 2016 and 2023, and the R&D credit carryforwards will expire between 2026 and 2027. We believe that it is more likely than not that we will realize our FTC and R&D tax credit assets.

The valuation allowance for deferred tax assets increased by $45.3 million in 2013. The increase is primarily attributable to foreign net operating losses, incurred and acquired, for which there is no objective indication that taxable income of the foreign entity will be generated in the future.

We have provided what we believe to be an appropriate amount of tax for items that involve interpretation of the tax law. However, events may occur in the future that will cause us to reevaluate our current reserves and may result in an adjustment to the reserve for taxes.

A summary of the activities associated with our reserve for unrecognized tax benefits, interest, and penalties follows (in thousands):

	Unrecognized Tax Benefits	Interest and Penalties
Balance at November 30, 2012	$ 2,162	$ 639
Additions:		
Current year tax positions	370	—
Prior year tax positions	131	—
Acquired unrecognized tax benefits	606	164
Associated with interest	—	162
Decreases:		
Lapse of statute of limitations	(1,063)	(439)
Prior year tax positions	(548)	—
Balance at November 30, 2013	$ 1,658	$ 526

As of November 30, 2013, the total amount of unrecognized tax benefits was $2.2 million, of which $0.5 million related to interest and penalties. We include accrued interest and accrued penalties related to amounts accrued for unrecognized tax benefits in our provision for income taxes. The entire amount of unrecognized benefits at November 30, 2013 may affect the annual effective tax rate if the benefits are eventually recognized.

It is reasonably possible that we will experience a $0.7 million decrease in the reserve for unrecognized tax benefits within the next twelve months. We would experience this decrease in relation to uncertainties associated with the expiration of applicable statutes of limitation.

We and our subsidiaries file federal, state, and local income tax returns in multiple jurisdictions around the world. With few exceptions, we are no longer subject to income tax examinations by tax authorities for years before 2009.

13. Pensions and Postretirement Benefits

Defined Benefit Plans

We sponsor a non-contributory, closed defined-benefit retirement plan (the U.S. RIP) for all of our U.S. employees who have at least one year of service and who were hired or acquired before January 1, 2012. We also have a frozen defined-benefit pension plan (the U.K. RIP) that covers certain employees of a subsidiary based in the United Kingdom. We also have an unfunded Supplemental Income Plan (SIP), which is a non-qualified pension plan, for certain U.S. employees who earn over a federally stipulated amount. Benefits for all three plans are generally based on years of service and either average or cumulative base compensation, depending on the plan. Plan funding strategies are influenced by employee benefit laws and tax laws. The U.K. RIP includes a provision for employee contributions and inflation-based benefit increases for retirees.

During 2011, we made a number of changes to the U.S. RIP strategy. We settled retiree obligations by purchasing annuities for the retiree population from a third-party insurer, which resulted in a significant reduction of our overall plan liability. We changed our pension plan investment strategy to better match remaining pension assets with our remaining pension obligations. We accelerated plan funding by contributing approximately $65 million to the plan in December 2011, the first month of our fiscal 2012. Approximately $57 million of this contribution allowed us to bring all deficit funding current through November 30, 2011 and pay fees and expenses associated with the third-party annuity contracts, with the remaining $8 million used to fund estimated 2012 pension costs.

In the first quarter of fiscal 2012, we also made the decision to close the U.S. RIP to new participants effective January 1, 2012. In place of the U.S. RIP benefits, colleagues hired after January 1, 2012 receive a company non-elective contribution to their 401(k) plan balances if they are an active employee at the end of the year.

During fiscal 2012, we offered lump-sum buyouts to former colleagues who were not yet receiving benefits. The payout associated with these lump-sum offers was accounted for as a settlement.

In December 2012, the first month of our fiscal 2013, we contributed approximately $10 million to the U.S. RIP to fund estimated 2013 pension costs.

For our fiscal year 2014, we do not expect to contribute to the U.S. RIP, but we expect to contribute $1.8 million to the U.K. RIP and $0.8 million to the SIP.

The following table provides the expected benefit payments for our pension plans (in thousands):

	U.S. RIP	U.K. RIP	SIP	Total
2014	$11,354	$1,381	$ 752	$13,487
2015	$12,092	$1,020	$ 736	$13,848
2016	$11,804	$1,154	$ 723	$13,681
2017	$12,378	$1,139	$ 818	$14,335
2018	$11,979	$1,532	$ 642	$14,153
2019-2023	$57,012	$8,938	$3,012	$68,962

Our net periodic pension expense (income) for the pension plans was comprised of the following (in thousands):

	Year ended November 30, 2013			
	U.S. RIP	U.K. RIP	SIP	Total
Service costs incurred	$10,098	$ 222	$100	$ 10,420
Interest costs on projected benefit obligation	4,962	1,728	327	7,017
Expected return on plan assets	(5,651)	(1,899)	—	(7,550)
Amortization of prior service benefit	(1,343)	—	(7)	(1,350)
Amortization of transitional obligation	—	—	40	40
Fourth quarter expense recognition of actuarial loss in excess of corridor	2,620	—	—	2,620
Net periodic pension expense	$10,686	$ 51	$460	$ 11,197

	Year ended November 30, 2012			
	U.S. RIP	U.K. RIP	SIP	Total
Service costs incurred	$10,174	$ 133	$187	$ 10,494
Interest costs on projected benefit obligation	6,945	1,710	389	9,044
Expected return on plan assets	(8,487)	(2,232)	—	(10,719)
Amortization of prior service benefit	(1,343)	—	(7)	(1,350)
Amortization of transitional obligation	—	—	40	40
Settlements	4,930	—	—	4,930
Fourth quarter expense recognition of actuarial loss in excess of corridor	5,044	5,762	383	11,189
Net periodic pension expense	$17,263	$ 5,373	$992	$ 23,628

	Year ended November 30, 2011			
	U.S. RIP	U.K. RIP	SIP	Total
Service costs incurred	$ 8,438	$ 108	$140	$ 8,686
Interest costs on projected benefit obligation	11,877	1,928	394	14,199
Expected return on plan assets	(16,391)	(2,317)	—	(18,708)
Amortization of prior service benefit	(1,343)	—	(6)	(1,349)
Amortization of transitional obligation	—	—	40	40
Settlements	21,299	—	—	21,299
Special termination benefits	—	—	60	60
Fourth quarter expense recognition of actuarial loss in excess of corridor	20,535	—	—	20,535
Net periodic pension expense (income)	$ 44,415	$ (281)	$628	$ 44,762

The changes in the projected benefit obligation, plan assets and the funded status of the pension plans were as follows (in thousands):

	November 30, 2013			
	U.S. RIP	U.K. RIP	SIP	Total
Change in projected benefit obligation:				
Net benefit obligation at November 30, 2012	$128,977	$43,212	$ 8,547	$180,736
Service costs incurred	10,098	222	100	10,420
Interest costs on projected benefit obligation	4,962	1,728	327	7,017
Actuarial loss	(3,597)	1,682	(467)	(2,382)
Gross benefits paid	(11,016)	(1,302)	(531)	(12,849)
Foreign currency exchange rate change	—	1,175	—	1,175
Net benefit obligation at November 30, 2013	$129,424	$46,717	$ 7,976	$184,117
Change in plan assets:				
Fair value of plan assets at November 30, 2012	$122,021	$39,113	$ —	$161,134
Actual return on plan assets	(611)	4,677	—	4,066
Employer contributions	10,000	1,749	531	12,280
Gross benefits paid	(11,016)	(1,302)	(531)	(12,849)
Foreign currency exchange rate change	—	1,110	—	1,110
Fair value of plan assets at November 30, 2013	$120,394	$45,347	$ —	$165,741
Funded status (underfunded)	(9,030)	(1,370)	(7,976)	(18,376)
Amounts in Accumulated Other Comprehensive Income not yet recognized as components of net periodic pension and postretirement expense, pretax				
Net prior service benefit	$ (4,152)	$ —	$ (21)	$ (4,173)
Net actuarial loss	12,942	3,375	387	16,704
Net transitional obligation	—	—	119	119
Total not yet recognized	$ 8,790	$ 3,375	$ 485	$ 12,650

	November 30, 2012			
	U.S. RIP	U.K. RIP	SIP	Total
Change in projected benefit obligation:				
Net benefit obligation at November 30, 2011	$136,967	$34,213	$ 7,761	$178,941
Service costs incurred	10,174	133	187	10,494
Interest costs on projected benefit obligation	6,945	1,710	389	9,044
Actuarial loss (gain)	13,656	7,383	897	21,936
Gross benefits paid	(38,765)	(998)	(687)	(40,450)
Foreign currency exchange rate change	—	771	—	771
Net benefit obligation at November 30, 2012	$128,977	$43,212	$ 8,547	$180,736
Change in plan assets:				
Fair value of plan assets at November 30, 2011	$ 82,819	$36,662	$ —	$119,481
Actual return on plan assets	12,967	961	—	13,928
Employer contributions	65,000	1,732	687	67,419
Gross benefits paid	(38,765)	(998)	(687)	(40,450)
Foreign currency exchange rate change	—	756	—	756
Fair value of plan assets at November 30, 2012	$122,021	$39,113	$ —	$161,134
Funded status (underfunded)	(6,956)	(4,099)	(8,547)	(19,602)
Amounts in Accumulated Other Comprehensive Income not yet recognized as components of net periodic pension and postretirement expense, pretax				
Net prior service benefit	$ (5,495)	$ —	$ (28)	$ (5,523)
Net actuarial loss	12,898	4,322	855	18,075
Net transitional obligation	—	—	159	159
Total not yet recognized	$ 7,403	$ 4,322	$ 986	$ 12,711

The net underfunded status of the plans is recorded in accrued pension liability in the consolidated balance sheets. The pretax amortization amounts we expect to recognize in net periodic pension and postretirement expense during fiscal 2014 are as follows (in thousands):

	U.S. RIP	U.K. RIP	SIP	Total
Amortization of transitional obligation	$ —	$—	$40	$ 40
Amortization of net prior service benefit	$(1,343)	$—	$ (7)	$(1,350)

Pension expense is actuarially calculated annually based on data available at the beginning of each year. We determine the expected return on plan assets by multiplying the expected long-term rate of return on assets by the market-related value of plan assets. The market-related value of plan assets is the fair value of plan assets. Assumptions used in the actuarial calculation include the discount rate selected and disclosed at the end of the previous year as well as other assumptions detailed in the table below, for the years ended November 30:

	U.S. RIP		U.K. RIP		SIP	
	2013	2012	2013	2012	2013	2012
Weighted-average assumptions as of year-end						
Discount rate	4.90%	4.00%	4.40%	4.40%	4.90%	4.00%
Expected long-term rate of return on assets	5.40%	4.50%	5.00%	5.25%	— %	— %

Fair Value of Pension Assets

As of November 30, 2013, the U.S. RIP plan assets consist primarily of fixed-income securities, with a moderate amount of equity securities. We employed a similar investment strategy as of November 30, 2012. The U.K. RIP plan assets consist primarily of equity securities, with smaller holdings of bonds and other assets. Equity assets are diversified between international and domestic investments, with additional diversification in the domestic category through allocations to large-cap, mid-cap, and growth and value investments.

The U.S. RIP's established investment policy seeks to align the expected rate of return with the discount rate, while allowing for some equity variability to allow for upside market potential that would strengthen the overall asset position of the plan. The U.K. RIP's established investment policy is to match the liabilities for active and deferred members with equity investments and match the liabilities for pensioner members with fixed-income investments. Asset allocations are subject to ongoing analysis and possible modification as basic capital market conditions change over time (interest rates, inflation, etc.).

The following table compares target asset allocation percentages with actual asset allocations at the end of 2013:

	U.S. RIP Assets		U.K. RIP Assets	
	Target Allocations	Actual Allocations	Target Allocations	Actual Allocations
Fixed Income	75%	72%	45%	42%
Equities	25%	25%	55%	50%
Alternatives/Other	— %	3%	— %	8%

Investment return assumptions for both plans have been determined by obtaining independent estimates of expected long-term rates of return by asset class and applying the returns to assets on a weighted-average basis.

Financial instruments included in plan assets carried at fair value as of November 30, 2013 and 2012 and measured at fair value on a recurring basis are classified as follows (in thousands):

	2013				2012			
	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Interest-bearing cash	$—	$ 6,540	$—	$ 6,540	$—	$ 7,529	$—	$ 7,529
Collective trust funds:								
Fixed income funds	—	106,007	—	106,007	—	107,893	—	107,893
Equity funds	—	53,194	—	53,194	—	45,712	—	45,712
	$—	$165,741	$—	$165,741	$—	$161,134	$—	$161,134

Postretirement Benefits

We sponsor a contributory postretirement medical plan. The plan grants access to group rates for retiree-medical coverage for all U.S. employees who leave us after age 55 with at least 10 years of service. Additionally, we subsidize the cost of coverage for retiree-medical coverage for certain grandfathered employees. Our subsidy is capped at different rates per month depending on individual retirees' Medicare eligibility.

The obligation under our plan was determined by the application of the terms of medical and life insurance plans together with relevant actuarial assumptions. Effective 2006, we do not provide prescription drug coverage for Medicare-eligible retirees except through a Medicare Advantage fully insured option; therefore our liability does not reflect any impact of the Medicare Modernization Act Part D subsidy. The discount rate used in determining the accumulated postretirement benefit obligation was 4.90 percent and 4.00 percent at November 30, 2013, and 2012, respectively.

Our net periodic postretirement expense (income) and changes in the related projected benefit obligation were as follows (in thousands):

	Year Ended November 30,		
	2013	2012	2011
Service costs incurred	$ 23	$ 21	$ 29
Interest costs	399	466	529
Amortization of prior service cost	—	—	(325)
Fourth quarter expense recognition of actuarial loss in excess of corridor	—	802	—
Net periodic postretirement expense	$422	$1,289	$ 233

	November 30, 2013	November 30, 2012
Change in projected postretirement benefit obligation:		
Postretirement benefit obligation at beginning of year	$10,425	$ 9,200
Service costs	23	21
Interest costs	399	466
Actuarial (gain) loss	(1,047)	1,557
Benefits paid	(985)	(819)
Postretirement benefit obligation at end of year	$ 8,815	$ 10,425
Unfunded status	$ (8,815)	$(10,425)
Amounts in Accumulated Other Comprehensive Income not yet recognized as components of net periodic pension and postretirement expense, pretax		
Net actuarial loss	$ (4)	$ 1,043

The net unfunded status of the postretirement benefit plan is recorded in accrued pension liability in the consolidated balance sheets. The following table provides the expected cash outflows for the plan (in thousands):

Year	Amount (in thousands)
2014	$ 807
2015	$ 811
2016	$ 808
2017	$ 797
2018	$ 756
2019-2023	$3,173

A one-percentage-point change in assumed health-care-cost-trend rates would have no effect on service cost, interest cost, or the postretirement benefit obligation as of November 30, 2013 because our subsidy is capped.

Defined Contribution Plan

Employees of certain subsidiaries may participate in defined contribution plans. Benefit expense relating to these plans was approximately $11.9 million, $10.6 million, and $7.9 million for 2013, 2012, and 2011, respectively.

14. Stock-based Compensation

As of November 30, 2013, we had one stock-based compensation plan: the Amended and Restated IHS Inc. 2004 Long-Term Incentive Plan (LTIP). The LTIP provides for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, restricted stock, restricted stock units, performance units and performance shares, cash-based awards, other stock based awards and covered employee annual incentive awards. Upon vesting of an award, we may either issue new shares or reissue treasury shares, but only to the extent that the reissued shares were previously withheld for taxes under the LTIP provisions. The 2004 Directors Stock Plan, a sub-plan under our LTIP, provides for the grant of restricted stock and restricted stock units to non-employee directors as defined in that plan. We believe that such awards better align the interests of our employees and non-employee directors with those of our stockholders. We have an authorized maximum of 14.75 million shares for issuance under the LTIP. As of November 30, 2013, the number of shares available for future grant was 2.8 million.

Total unrecognized compensation expense related to all nonvested awards was $136.1 million as of November 30, 2013, with a weighted-average recognition period of approximately 1.4 years.

Restricted Stock Units (RSUs). RSUs typically vest from one to three years, and are generally subject to either cliff vesting (performance-based RSUs) or graded vesting (time-based RSUs). RSUs do not have nonforfeitable rights to dividends or dividend equivalents. The fair value of RSUs is based on the fair value of our common stock on the date of grant. We amortize the value of these awards to expense over the vesting period on a straight-line basis. For performance-based RSUs, an evaluation is made each quarter about the likelihood that the performance criteria will be met. As the number of performance-based RSUs expected to vest increases or decreases, compensation expense is also adjusted up or down to reflect the number expected to vest and the cumulative vesting period met to date. For all RSUs, we estimate forfeitures at the grant date and recognize compensation cost based on the number of awards expected to vest. There may be adjustments in future periods if the likelihood of meeting performance criteria changes or if actual forfeitures differ from our estimates. Our forfeiture rate is based upon historical experience as well as anticipated employee turnover considering certain qualitative factors.

The following table summarizes RSU activity for the year ended November 30, 2013:

	Shares	Weighted-Average Grant Date Fair Value
	(in thousands)	
Balance at November 30, 2012	2,987	$ 78.75
Granted	1,652	$102.71
Vested	(1,417)	$ 74.71
Forfeited	(205)	$ 90.96
Balance at November 30, 2013	3,017	$ 92.93

The total fair value of RSUs that vested during the year ended November 30, 2013 was $148.2 million.

Stock Options. Option awards are generally granted with an exercise price equal to the fair market value of our stock at the date of grant. No stock options were outstanding as of November 30, 2013.

Stock-based compensation expense for the years ended November 30, 2013, 2012, and 2011, respectively, was as follows (in thousands):

	2013	2012	2011
Cost of revenue	$ 8,271	$ 6,206	$ 3,680
Selling, general and administrative	154,180	115,337	82,514
Total stock-based compensation expense	$162,451	$121,543	$86,194

Total income tax benefits recognized for stock-based compensation arrangements were as follows (in thousands):

	2013	2012	2011
Income tax benefits	$53,614	$42,959	$30,502

No stock-based compensation cost was capitalized during the years ended November 30, 2013, 2012, or 2011.

15. Commitments and Contingencies

Commitments

Rental charges in 2013, 2012, and 2011 approximated $46.3 million, $43.4 million and $31.1 million, respectively. Minimum rental commitments under non-cancelable operating leases in effect at November 30, 2013, are as follows:

Year	Amount (in thousands)
2014	$ 53,374
2015	46,992
2016	43,421
2017	40,508
2018	29,776
2019 and thereafter	58,030
	$272,101

We also had outstanding letters of credit and bank guarantees in the aggregate amount of approximately $5.2 million and $2.1 million at November 30, 2013 and 2012, respectively.

Indemnifications

In the normal course of business, we are party to a variety of agreements under which we may be obligated to indemnify the other party for certain matters. These obligations typically arise in contracts where we customarily agree to hold the other party harmless against losses arising from a breach of representations or covenants for certain matters such as title to assets and intellectual property rights associated with the sale of products. We also have indemnification obligations to our officers and directors. The duration of these indemnifications varies, and in certain cases, is indefinite. In each of these circumstances, payment by us depends upon the other party making an adverse claim according to the procedures outlined in the particular agreement, which procedures generally allow us to challenge the other party's claims. In certain instances, we may have recourse against third parties for payments that we make.

We are unable to reasonably estimate the maximum potential amount of future payments under these or similar agreements due to the unique facts and circumstances of each agreement and the fact that certain indemnifications provide for no limitation to the maximum potential future payments under the indemnification. We have not recorded any liability for these indemnifications in the accompanying consolidated balance sheets; however, we accrue losses for any known contingent liability, including those that may arise from indemnification provisions, when the obligation is both probable and reasonably estimable.

Litigation

From time to time, we are involved in litigation in the ordinary course of our business, including claims or contingencies that may arise related to matters occurring prior to our acquisition of businesses, such as the matter described below. At the present time, primarily because the matters are generally in early stages, we can give no assurance as to the outcome of any pending litigation to which we are currently a party and we are unable to determine the ultimate resolution of or provide a reasonable estimate of the range of possible loss attributable to these matters or the effect they may have on us. However, we do not expect the outcome of such proceedings to have a material adverse effect on our results of operations or financial condition. We have and will continue to vigorously defend ourselves against these claims.

On April 23, 2013 (prior to our acquisition of R.L. Polk & Co.) our CARFAX subsidiary ("CARFAX") was served with a complaint filed in the U.S. District Court for the Southern District of New York, purportedly on behalf of certain auto and light truck dealers. The complaint alleges, among other things that, in violation of antitrust laws, CARFAX entered into exclusive arrangements regarding the sale of CARFAX vehicle history reports with certain auto manufacturers and owners of two websites providing classified listings of used autos and light trucks. The complaint seeks three times the actual damages that a jury finds the plaintiffs have sustained, injunctive relief, costs and attorneys' fees. On October 25, 2013, the plaintiffs served a second amended complaint with similar allegations purporting to name approximately 469 auto dealers as plaintiffs. The proceedings are in an early stage and there are significant legal and factual issues to be determined. We believe, however, that the probability that the outcome of the litigation will have a material adverse effect on our results of operations or financial condition is remote.

16. Common Stock and Earnings per Share

Weighted average shares of Class A common stock outstanding for the years ended November 30, 2013, 2012, and 2011, respectively, were calculated as follows (in thousands):

	2013	2012	2011
Weighted-average shares outstanding:			
Shares used in basic EPS calculation	66,434	65,840	64,938
Effect of dilutive securities:			
Restricted stock units	1,006	866	733
Stock options and other stock-based awards	2	29	45
Shares used in diluted EPS calculation	67,442	66,735	65,716

Share Buyback Programs

During 2006, our board of directors approved a program to reduce the dilutive effects of employee equity grants, by allowing employees to surrender shares back to the Company for a value equal to their minimum statutory tax liability. We then pay the statutory tax on behalf of the employee. For the year ended November 30, 2013, we accepted 488,455 shares surrendered by employees under the tax withholding program for approximately $51.0 million, or $104.36 per share.

In March 2011, our board of directors authorized the repurchase of up to one million common shares per fiscal year in the open market (the March 2011 Program). We may execute on this program at our discretion, balancing dilution offset with other investment opportunities of the business, including acquisitions. The March 2011 Program does not have an expiration date. No shares were repurchased under this plan during 2011, 2012, or 2013.

In October 2012, our board of directors authorized the repurchase of shares of Class A common stock with a maximum aggregate value of $100 million (the October 2012 Program). We may repurchase shares of Class A common stock in open market purchases or through privately negotiated transactions in compliance with Exchange Act Rule 10b-18, subject to market conditions, applicable legal requirements, and other relevant factors. The October 2012 Program does not obligate us to repurchase any dollar amount or number of shares of Class A common stock, and it may be suspended at any time at our discretion. For the year ended November 30, 2013, we repurchased 467,500 shares for approximately $46.2 million, or $98.80 per share. For the year ended November 30, 2012, we repurchased 563,221 shares for approximately $49.8 million, or $88.40 per share.

17. Accumulated Other Comprehensive Income (Loss)

Accumulated other comprehensive income (AOCI) consists of foreign currency translation adjustments, net pension and postretirement liability adjustments, and net gain (loss) on hedging activities. Each item is reported net of the related income tax effect. The following table summarizes the components of AOCI as of November 30, 2013 and 2012 (in thousands):

	2013	2012
Foreign currency translation adjustments	$(46,565)	$(35,374)
Net pension and OPEB liability adjustment	(8,197)	(9,094)
Unrealized losses on hedging activities	(2,199)	(2,225)
Total accumulated other comprehensive loss	$(56,961)	$(46,693)

18. Supplemental Cash Flow Information

Net cash provided by operating activities reflects cash payments for interest and income taxes as shown below, for the years ended November 30, 2013, 2012, and 2011, respectively (in thousands):

	2013	2012	2011
Interest paid	$39,023	$19,315	$ 8,274
Income tax payments (refunds), net	$ (9,458)	$24,279	$38,297

Interest paid during 2013 increased primarily due to increased borrowings associated with the Polk acquisition, including the amortization of bridge financing fees.

Cash and cash equivalents amounting to approximately $258.4 million and $345.0 million reflected on the consolidated balance sheets at November 30, 2013 and 2012, respectively, are maintained primarily in U.S. Dollars, Canadian Dollars, British Pounds, and Euros, and were subject to fluctuations in the currency exchange rate.

19. Segment Information

We prepare our financial reports and analyze our business results within our three reportable geographic segments: Americas, EMEA, and APAC. We evaluate segment performance primarily at the revenue and operating profit level for each of these three segments. We also evaluate revenues by transaction type.

Information about the operations of our three segments is set forth below. Our President and Chief Executive Officer is our chief operating decision maker, and he evaluates segment performance based primarily on revenue and operating profit of these three segments. In addition, he reviews revenue by transaction type. The accounting policies of our segments are the same as those described in the summary of significant accounting policies (see Note 2).

No single customer accounted for ten percent or more of our total revenue for the years ended November 30, 2013, 2012, and 2011. There are no material inter-segment revenues for any period presented. Certain corporate transactions are not allocated to the reportable segments, including such items as stock-based compensation expense, net periodic pension and postretirement expense, corporate-level impairments, and gain (loss) on sale of corporate assets.

	Americas	EMEA	APAC	Shared Services	Consolidated Total
			(In thousands)		
Year Ended November 30, 2013					
Revenue	$1,162,582	$483,373	$194,676	$ —	$1,840,631
Operating income	$ 303,803	$ 81,048	$ 42,089	$(228,736)	$ 198,204
Depreciation and amortization	$ 123,477	$ 25,688	$ 2,363	$ 7,209	$ 158,737
Total Assets	$4,215,949	$874,602	$158,963	$ 110,099	$5,359,613
Year Ended November 30, 2012					
Revenue	$ 912,490	$443,385	$173,994	$ —	$1,529,869
Operating income	$ 262,953	$ 95,144	$ 46,042	$(196,852)	$ 207,287
Depreciation and amortization	$ 88,456	$ 22,188	$ 1,065	$ 6,534	$ 118,243
Total Assets	$2,437,903	$881,499	$114,426	$ 115,383	$3,549,211
Year Ended November 30, 2011					
Revenue	$ 798,673	$384,441	$142,524	$ —	$1,325,638
Operating income	$ 224,699	$ 82,314	$ 44,452	$(178,997)	$ 172,468
Depreciation and amortization	$ 68,285	$ 17,369	$ 172	$ 2,213	$ 88,039
Total Assets	$2,105,105	$760,538	$101,184	$ 106,210	$3,073,037

The table below provides information about revenue and long-lived assets for the U.S. and individual material foreign countries for 2013, 2012, and 2011. Revenue by geographic area is generally based on the "ship to" location. We have reclassified a portion of the United Kingdom revenue for 2012 and 2011 based on our application of an updated methodology to better reflect the allocation of revenue by country. The updated methodology does not impact our reported revenue by geographic segment or any other financial disclosure in this Form 10-K. Long-lived assets include net property and equipment; net intangible assets; and net goodwill.

	2013		2012		2011	
(in thousands)	Revenue	Long-lived assets	Revenue	Long-lived assets	Revenue	Long-lived assets
United States	$ 992,640	$3,413,351	$ 775,630	$1,849,244	$ 675,105	$1,573,961
United Kingdom	243,608	555,732	231,671	434,192	213,948	411,720
Rest of world	604,383	486,128	522,568	393,352	436,585	379,998
Total	$1,840,631	$4,455,211	$1,529,869	$2,676,788	$1,325,638	$2,365,679

Revenue by transaction type was as follows:

(in thousands)	2013	2012	2011
Subscription revenue	$1,404,984	$1,157,347	$1,020,800
Non-subscription revenue	435,647	372,522	304,838
Total revenue	$1,840,631	$1,529,869	$1,325,638

Activity in our goodwill account was as follows:

(in thousands)	Americas	EMEA	APAC	Consolidated Total
Balance at November 30, 2011	$1,246,169	$389,593	$86,550	$1,722,312
Acquisitions	204,156	21,576	5,033	230,765
Adjustment to purchase price	(6,294)	—	—	(6,294)
Foreign currency translation	6,030	6,242	168	12,440
Balance at November 30, 2012	1,450,061	417,411	91,751	1,959,223
Acquisitions	1,035,692	69,982	—	1,105,674
Adjustment to purchase price	(511)	—	—	(511)
Foreign currency translation	(7,756)	7,602	949	795
Balance at November 30, 2013	$2,477,486	$494,995	$92,700	$3,065,181

The adjustment to purchase price in 2012 and 2013 related primarily to deferred tax true-ups that we finalized for our 2011 and 2012 acquisitions, respectively.

20. Quarterly Results of Operations (Unaudited)

The following table summarizes certain quarterly results of operations (in thousands):

	Three Months Ended			
	February 28	May 31	August 31	November 30
2013				
Revenue	$382,525	$418,143	$480,288	$559,675
Cost of revenue	$160,075	$172,424	$198,279	$217,406
Net income	$ 24,671	$ 42,890	$ 23,362	$ 40,810
Earnings per share:				
Basic	$ 0.37	$ 0.65	$ 0.35	$ 0.61
Diluted	$ 0.37	$ 0.65	$ 0.35	$ 0.60
2012				
Revenue	$342,743	$387,159	$385,609	$414,358
Cost of revenue	$146,590	$165,271	$153,746	$158,907
Net income	$ 23,475	$ 44,191	$ 44,082	$ 46,420
Earnings per share:				
Basic	$ 0.36	$ 0.67	$ 0.67	$ 0.70
Diluted	$ 0.35	$ 0.66	$ 0.66	$ 0.69

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, we have evaluated the effectiveness of our disclosure controls and procedures pursuant to Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as of the end of the period covered by this Form 10-K. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act are effective to ensure that information required to be disclosed in the reports required to be filed or submitted under the Exchange Act is (i) recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Internal Control over Financial Reporting

Our Chief Executive Officer and our Chief Financial Officer are responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act rule 13a-15(f). A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with GAAP, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management is required to base its assessment of the effectiveness of our internal control over financial reporting on a suitable, recognized control framework, such as the framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (the "COSO framework"). Our principal executive officer and our principal financial officer have chosen the COSO framework on which to base their assessment. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of November 30, 2013.

Our independent registered public accounting firm has audited, and reported on, the effectiveness of our internal control over financial reporting. Management's report and the independent registered public accounting firm's report are included under the captions entitled "Management's Report on Internal Control Over Financial Reporting" and "Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting," respectively, in Item 8 of this Form 10-K and are incorporated herein by reference.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended November 30, 2013, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this Item 10 will be set forth in the Proxy Statement for our 2014 Annual Meeting of Stockholders (the "Proxy Statement") and is incorporated herein by reference.

Item 11. Executive Compensation

Information required by this Item 11 will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this Item 12 will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this Item 13 will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

Information required by this Item 14 will be set forth in the Proxy Statement and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) Index of Financial Statements

The Financial Statements listed in the Index to Consolidated Financial Statements are filed as part of this report on Form 10-K (see Part II, Item 8 – Financial Statements and Supplementary Data).

(b) Index of Exhibits

The following exhibits are filed as part of this report:

Exhibit Number	Description
2.1	Stock Purchase Agreement by and among IHS Inc., R. L. Polk & Co. and the individuals and entities identified as Sellers on the signature pages thereto, dated as of June 8, 2013(15)
3.1	Amended and Restated Certificate of Incorporation(13)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation(3)
3.3	Amended and Restated Bylaws(1)
4.1	Form of Class A Common Stock Certificate(4)
4.2	Form of Rights Agreement between IHS Inc. and Computershare Trust Company, Inc., as Rights Agent(4)
4.3	Agreement of Substitution and Amendment of Rights Agreement by and between IHS Inc. and American Stock Transfer and Trust Company, LLC, as Rights Agent, dated as of January 20, 2009(5)
10.1+	Amended and Restated IHS Inc. 2004 Long-Term Incentive Plan(4)
10.2+	Amended and Restated IHS Inc. 2004 Directors Stock Plan(1)
10.3+	IHS Inc. Employee Stock Purchase Plan(4)
10.4+	IHS Inc. Supplemental Income Plan(4)
10.5+	Summary of Non-Employee Director Compensation(14)
10.6+	Form of Indemnification Agreement between the Company and its Directors(4)
10.7+	IHS Inc. 2004 Long-Term Incentive Plan, Form of 2007 Stock Option Award – Senior Executive Level(6)
10.8+	IHS Inc. 2004 Long-Term Incentive Plan, Form of 2007 Stock Option Award – Executive Level(6)
10.9+	IHS Inc. 2004 Long-Term Incentive Plan, Form of 2007 Restricted Stock Unit Award – Time-Based(6)
10.10+	IHS Inc. 2004 Long-Term Incentive Plan, Form of 2007 Restricted Stock Unit Award – Performance-Based(6)
10.11+	IHS Inc. 2004 Long-Term Incentive Plan, Form of 2010 Restricted Stock Unit Award – Performance-Based(9)
10.12+	IHS Inc. 2004 Long-Term Incentive Plan, Form of 2011 Restricted Stock Unit Award – Performance-Based(3)

Exhibit Number	Description
10.13+	Employment Agreement by and between IHS Inc. and Scott Key, dated as of October 31, 2007(7)
10.14+	Amendment to Employment Agreement by and between IHS Inc. and Scott Key, dated as of October 22, 2009(7)
10.15+	Amendment to Employment Agreement by and between IHS Inc. and Scott Key, dated as of December 3, 2010(8)
10.16+	Amendment to Employment Agreement by and between IHS Inc. and Scott Key, dated as of December 31, 2012(14)
10.17*+	Employment Agreement by and between IHS Inc. and Todd Hyatt, dated as of October 31, 2013
10.18+	Employment Agreement by and between IHS Global Inc. and Daniel H. Yergin, dated as of July 2, 2010(3)
10.19+	Amendment to Employment Agreement by and between IHS Inc. and Daniel Yergin, dated as of December 28, 2012(14)
10.20*+	Employment Agreement by and between IHS Inc. and Sean Menke, dated as of February 4, 2013
10.21*+	Employment Agreement by and between IHS Inc. and Anurag Gupta, dated as of February 1, 2013
10.22+	Employment Agreement by and between IHS Inc. and Jane Okun, dated as of January 31, 2005(1)
10.23+	Amendment to Employment Agreement by and between IHS Inc. and Jane Okun, dated as of November 5, 2007(1)
10.24+	Amendment to Employment Agreement by and between IHS Inc. and Jane Okun-Bomba, dated as of October 22, 2009(1)
10.25+	Amendment to Employment Agreement by and between IHS Inc. and Jane Okun-Bomba, dated as of December 3, 2010(1)
10.26	Credit Agreement by and among IHS Inc., certain of its subsidiaries, J.P. Morgan Chase Bank, National Association, Bank of America N.A., RBS Citizens, N.A., Bank of America, N.A. (Canada Branch), Wells Fargo Bank, National Association, HSBC Bank USA, National Association, U.S. Bank, National Association, TD Bank, N.A., Barclays Bank PLC, PNC Bank, National Association, Citibank, N.A., HSBC Bank PLC and Compass Bank dated as of January 5, 2011(10)
10.27	First Amendment to Credit Agreement by and among IHS Inc., certain of its subsidiaries, J.P. Morgan Chase Bank, National Association, Bank of America N.A., RBS Citizens, N.A., Bank of America, N.A. (Canada Branch), Wells Fargo Bank, National Association, HSBC Bank USA, National Association, U.S. Bank, National Association, TD Bank, N.A., Barclays Bank PLC, PNC Bank, National Association, Citibank, N.A., HSBC Bank PLC and Compass Bank dated as of October 11, 2011(11)
10.28	Second Amendment to Credit Agreement by and among IHS Inc., certain of its subsidiaries, J.P. Morgan Chase Bank, National Association, Bank of America N.A., RBS Citizens, N.A., Wells Fargo Bank, National Association, HSBC Bank USA, National Association, U.S. Bank, National Association, TD Bank, N.A., Barclays Bank PLC, PNC Bank, National Association, Goldman Sachs Bank USA, Morgan Stanley Bank, N.A., Union Bank, N.A., Royal Bank of Canada, Hua Nan Commercial Bank, Ltd, New York and Compass Bank, dated as of July 15, 2013(16)

Exhibit Number	Description
10.29	Credit Agreement by and among IHS Inc., IHS Global Inc., Royal Bank of Canada, and Bank of America, N.A., dated as of August 29, 2012(12)
10.30	First Amendment to Credit Agreement by and among IHS Inc., IHS Global Inc., Royal Bank of Canada, and Bank of America, N.A., dated as of July 15, 2013(16)
10.31	Credit Agreement by and among IHS Inc., IHS Global Inc., JPMorgan Chase Bank, N.A., Bank of America, N.A., RBS Citizens, N.A., Wells Fargo Bank, N.A., BBVA Compass, HSBC Bank USA, N.A., Royal Bank of Canada, PNC Bank, National Association, U.S. Bank National Association, TD Bank, N.A., Goldman Sachs Bank USA, The Bank of Tokyo-Mitsubishi UFJ, Ltd, Hua Nan Commercial, Ltd, New York Agency, Sumitomo Mitsui Banking Corporation and Commercial Bank, dated as of July 15, 2013(16)
10.32+	Employment Agreement by and between IHS Inc. and Richard Walker, dated as of October 31, 2007(2)
10.33+	Amendment to Employment Agreement by and between IHS Inc. and Richard Walker, dated as of October 22, 2009(2)
10.34+	Amendment to Employment Agreement by and between IHS Inc. and Richard Walker, dated as of December 3, 2010(2)
10.35+	Amendment to Employment Agreement by and between IHS Inc. and Richard Walker, dated as of December 31, 2012(14)
10.36+	Termination Agreement by and between IHS Inc. and Richard Walker, dated September 18, 2013(16)
10.37+	Employment Agreement by and between IHS Inc. and Arshad Matin, dated as of November 22, 2011(17)
21*	List of Subsidiaries of the Registrant
23*	Consent of Ernst & Young LLP
24*	Power of Attorney
31.1*	Certification of the Chief Executive Officer Pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act.
31.2*	Certification of the Chief Financial Officer Pursuant to Rules 13a-14(a) and 15d-14(a) of the Securities Exchange Act.
32*	Certification of the Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

* Filed electronically herewith.

\+ Compensatory plan or arrangement.

(1) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the period ended November 30, 2011, and incorporated herein by reference.

(2) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the period ended August 31, 2011, and incorporated herein by reference.

(3) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the period ended November 30, 2010, and incorporated herein by reference.

(4) Previously filed with the Securities and Exchange Commission as an exhibit to the Registration Statement on Form S-1 (No. 333-122565) of the Registrant filed on February 4, 2005, as amended, and incorporated herein by reference.

(5) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the period ended November 30, 2008, and incorporated herein by reference.

(6) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the period ended November 30, 2006, as amended, and incorporated herein by reference.

(7) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the period ended November 30, 2009, and incorporated herein by reference.

(8) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the period ended February 28, 2011, and incorporated herein by reference.

(9) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Periodic Report on Form 8-K dated December 10, 2010, and incorporated herein by reference.

(10) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Periodic Report on Form 8-K dated January 6, 2011, and incorporated herein by reference.

(11) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Periodic Report on Form 8-K dated October 13, 2011, and incorporated herein by reference.

(12) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the period ended August 31, 2012, and incorporated herein by reference.

(13) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the period ended May 31, 2009, and incorporated herein by reference.

(14) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the period ended February 28, 2013, and incorporated herein by reference.

(15) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Periodic Report on Form 8-K dated July 16, 2013, and incorporated herein by reference.

(16) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Quarterly Report on Form 10-Q for the period ended August 31, 2013, and incorporated herein by reference.

(17) Previously filed with the Securities and Exchange Commission as an exhibit to the Registrant's Annual Report on Form 10-K for the period ended November 30, 2012, and incorporated herein by reference.

(c) Financial Statement Schedules

All schedules for the Registrant have been omitted since the required information is not present or because the information is included in the financial statements or notes thereto.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IHS INC.

By: /s/ STEPHEN GREEN

Name: Stephen Green
Title: Executive Vice President, Legal and Corporate Secretary
Date: January 13, 2014

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this report has been signed by the following persons on behalf of the registrant and in the capacities indicated on January 13, 2014.

Signature	Title
/s/ SCOTT KEY **Scott Key**	Director, President and Chief Executive Officer (Principal Executive Officer)
/s/ TODD S. HYATT **Todd S. Hyatt**	Executive Vice President, Chief Financial Officer (Principal Financial Officer)
/s/ HEATHER MATZKE-HAMLIN **Heather Matzke-Hamlin**	Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)
* **C. Michael Armstrong**	Director
* **Ruann F. Ernst**	Director
* **Brian H. Hall**	Director
* **Roger Holtback**	Director
* **Balakrishnan S. Iyer**	Director
* **Jean-Paul L. Montupet**	Director
* **Richard W. Roedel**	Director
/s/ JERRE L. STEAD **Jerre L. Stead**	Director, Executive Chairman
* **Christoph v. Grolman**	Director

*By: /s/ STEPHEN GREEN

Stephen Green
Attorney-in-Fact

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Information

General Information

IHS Inc. Headquarters
15 Inverness Way East
Englewood, CO 80112
Phone: +1 800 525 7052 or +1 303 790 0600

Common Stock Listing:
New York Stock Exchange (Symbol: IHS)

Shareholder Services

Communications about share ownership, transfer requirements, changes of address, lost stock certificates, account status and sale of shares should be directed to:

American Stock Transfer & Trust Company, LLC
Operations Center
6201 15th Avenue
Brooklyn, NY 11219
+1 800 937 5449

Independent Auditors

Ernst & Young LLP
Denver, CO

Investor & Media Relations

Securities analysts, investor professionals and general media should contact:

Investor Relations &
Corporate Communications
+1 303 397 7970
Investor_relations@ihs.com

The company's annual report, press releases and filings with the Securities Exchange Commission may be obtained from the IHS website located at www.ihs.com.

Annual Meeting

The company's annual meeting of stockholders will be held at:

Marriott Marquis
1535 Broadway
New York, NY 10036, United States

Wednesday, April 9, 2014
10 A.M. Eastern Daylight Time

Cautionary Note Regarding Forward-Looking Statements

This report contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "anticipate," "intend," "plan," "goal," "seek," "aim," "strive," "believe," "project," "predict," "estimate," "expect," "continue," "strategy," "future," "likely," "may," "might," "should," "will," the negative of these terms, and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding: guidance and predictions relating to expected operating results, such as revenue growth and earnings; strategic actions, including acquisitions and dispositions, anticipated benefits from strategic actions, and our success in integrating acquired businesses; anticipated levels of capital expenditures in future periods; our belief that we have sufficient liquidity to fund our ongoing business operations; expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings; and our strategy for customer retention, growth, product development, market position, financial results, and reserves.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations, and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following: economic and financial conditions, including volatility in interest and exchange rates; our ability to successfully manage risks associated with changes in demand for our products and services as well as changes in our targeted industries; our ability to develop new platforms to deliver our products and services, pricing, and other competitive pressures, and changes in laws and regulations governing our business; the extent to which we are successful in gaining new long-term relationships with customers or retaining existing ones and the level of service failures that could lead customers to use competitors' services; our ability to successfully identify and integrate acquisitions into our existing businesses and manage risks associated therewith; and the other factors described under the caption "Risk Factors" in our annual report on Form 10-K, along with our other filings with the U.S. Securities and Exchange Commission.

Any forward-looking statement made by us in this report is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.